

CONFIDENTIAL TREATMENT REQUESTED BY TRADITION SEF, LLC

Tradition SEF Form SBSEF - Exhibit M

Attach as Exhibit M, a copy of the Applicant's rules and any technical manuals, other guides, or instructions for members, including minimum financial standards for members. Include rules on publication of daily trading information with regards to the requirements of Regulation SBSR (§§ 242.900 through 242.909). The Applicant should include an explanation and any other form of documentation that the Applicant thinks will be helpful to its explanation, demonstrating how its rules, technical manuals, other guides, or instructions for members or minimum financial standards for members, as provided in this Exhibit M, help support the security-based swap execution facility's compliance with the Core Principles.

Applicant submits the documents listed below as part of SBSEF application Exhibit M.

Applicant has used the equivalent or actual documents relied on by Tradition SEF to operate its CFTC registered SEF in compliance with CFTC SEF Core Principles since 2013 as a basis for these SB SEF documents. Applicant believes that adapting its existing, proven rules, technical manuals, other guides, minimum financial standards for Participants to the creation and operation of an SEC registered SBSEF as provided in this Exhibit M support Tradition SBSEF's compliance with the SBSEF Core Principles.

- Tradition SEF, LLC Exhibit M (tradsbsefexhibit_meditedtwoclean.docx)
- Tradition SEF, LLC Rulebook v25 dated June 4, 2024 (tradsbsefexhibit_mattach2.pdf)
- Redline showing changes from Tradition SEF, LLC Rulebook v25 to v26 (tradsbsefexhibit_mattach1.pdf)
- Tradition SEF, LLC Rulebook v26 dated August 23, 2024 (tradsbsefexhibit_mattach3.pdf)
- Tradition SEF, LLC Compliance and Surveillance Manual version 4.5 dated September 13, 2023 (tradsbsefexhibit_mattach4.pdf)
- Tradition SEF, LLC draft SB SEF Product Listing August 12, 2024 (tradsbsefexhibit_mattach5.pdf)
- Tradition SEF, LLC draft SB SEF Product Listing September 17, 2024 (tradsbsefexhibit_mattach7.pdf)
- Tradition SEF, LLC Rulebook v27 Dated January 22, 2025 (tradsbsefexhibit_mattach8editedtwo.docx)
- Redline showing changes from Tradition SEF, LLC Rulebook v26 to v27 (tradsbsefexhibit_mattach9editedtwo.docx)

Tradition SEF, LLC

Swap Execution Facility and
Security-Based Swap Execution Facility
Rulebook

January 22, 2025

Version: 27

Tradition SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Commission and a security-based swap execution facility registered with the Securities and Exchange Commission. This Rulebook applies to each facility's participants and all transactions executed on or through each facility, as further set forth herein.

CHAPTER 1
DEFINITIONS

RULE 101 Definitions

When used in this Rulebook the following terms shall have the respective meanings as follows:

"Act" or "CEA" means the Commodity Exchange Act of 1936, as amended.

"Affiliate" means, with respect to any Person, any Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

"Appeal Panel" means a panel comprised of a chair and two individuals selected from the Disciplinary Panel by the Chief Compliance Officer to consider appeals of decisions of a Hearing Panel in accordance with Chapter 6.

"Applicable Law" means, with respect to any Person, any statute, law, regulation, rule or ordinance of any governmental or self-regulatory authority applicable to such Person, including Federal Statute and Federal Regulation.

"Authorized Agent" means a Person acting on behalf of a Broker Firm Participant. An Authorized Agent is not a Broker Firm Participant and shall not have direct access to a Platform to enter Orders or execute Swaps.

"Authorized Representative" means an individual who is employed and authorized by a Participant to represent the Participant in SEF matters pursuant to Rule 309.

"Authorized Broker" means a Person who is employed by or is an Authorized Agent of a Broker Firm Participant and who has been authorized by such Broker Firm Participant to access one or more Platforms pursuant to Rule 308 and to enter Orders or execute Swaps on a Platform on behalf of the Customers of the Broker Firm Participant.

"Authorized Trader" means an individual who is employed by or is an agent of a Participant or a Customer and who has been authorized to access one or more Platforms pursuant to Rule 308 and to enter Orders or execute Swaps on behalf of such Participant or Customer, as applicable.

"Authorized Jurisdiction" means such jurisdictions as may be acceptable to Tradition SEF and are published on the Tradition SEF website and in a Participant Notice from time to time.

"Block Trade" means a privately negotiated Transaction in a Swap that meets the requirements of Rule 509.

"Board" means the Board of Managers of Tradition SEF, LLC.

"Breakage Agreement" means an agreement or any other arrangement between the parties that provides for the assessment of liability or payment of damages between the parties to a Cleared Swap in the event that the Cleared Swap is rejected from clearing.

"Broker-Dealer" means any person who is a broker as defined in Section 3(a)(4) of the Exchange Act or a dealer as defined in Section 3(a)(5) of the Exchange Act.

"Broker Firm Participant" means a Person that (i) is a Participant (but not a General Participant), (ii) enters Orders or executes Swaps on a Platform or subject to the Rules on an agency basis on behalf of Customers, or other Participants or their Customers, but may not engage in SEF Activity for the Broker Firm Participant's Proprietary Account and (iii) is duly licensed and registered under Applicable Law to act in such capacity, which may include (A) with respect to Tradition SEF, registration with the CFTC as a Futures Commission Merchant, Introducing Broker or SEF or in another appropriate capacity, or being exempt from such licensing and registration and complying with the terms of such exemption or (B) with respect to Tradition SBSEF, registration with the SEC as a Broker-Dealer or in another appropriate capacity, or being exempt from such registration and complying with the terms of such exemption.

"Business Day" means a day on which Tradition Commodity SEF or Tradition SBSEF is open for trading, as applicable.

"CFTC" or **"Commission"** means the U.S. Commodity Futures Trading Commission or any successor regulatory body.

"CFTC Regulations" means any rule, regulation, order or directive and any interpretation thereof adopted from time to time or promulgated by the CFTC or CFTC staff.

"Chief Compliance Officer" means (i) with respect to Tradition Commodity SEF, the individual appointed as its Chief Compliance Officer by the Board in accordance with applicable CFTC Regulations and (ii) with respect to Tradition SBSEF, the individual appointed as its Chief Compliance Officer by the Board in accordance with applicable SEC Regulations, and in both cases in accordance with Rule 215.

"Chief Executive Officer" means the individual appointed by the Board as Tradition SEF's chief executive officer.

"Cleared Commodity Swap" means a Commodity Swap that is to be submitted for clearing to a Clearing House, either on a mandatory or voluntary basis.

"Cleared SB Swap" means an SB Swap that is to be submitted for clearing to a Clearing House, either on a mandatory or voluntary basis.

"Cleared Swap" means any Cleared Commodity Swap and/or a Cleared SB Swap, as the context requires or otherwise as applicable.

"Clearing Agency" means a clearing agency registered with the SEC pursuant to Section 17A of the Exchange Act or a clearing agency that has obtained an exemption from clearing agency registration to provide central counterparty services for SB Swaps.

"Clearing Firm" means an entity meeting the requirements of, and approved for, clearing membership at the Clearing House that is authorized pursuant to the rules of such Clearing House to clear any or all of the Commodity Swaps or SB Swaps, as applicable. For the avoidance of doubt, a Clearing Firm also may register with Tradition Commodity SEF or Tradition SBSEF, as applicable, as a Participant.

"Clearing House" means (i) with respect to Tradition Commodity SEF, any DCO with which Tradition SEF has entered into a clearing access agreement that provides clearing and settlement services in relation to Commodity Swaps or (ii) with respect to Tradition SBSEF, any Clearing Agency with which Tradition SEF has entered into a clearing access agreement that provides clearing and settlement services in relation to SB Swaps.

"Commodity Swap" means any instrument that is a swap as defined in Section 1a(47) of the Act and CFTC Regulation 1.3, and as used in these Rules, refers solely to Transactions in Swaps (including Orders) that are made on or to be made on Tradition Commodity SEF or pursuant to these Rules.

"Commodity Swap Dealer" means a "swap dealer" as defined in Section 1a(49) of the Act and CFTC Regulation 1.3.

"Confirmation" means the consummation (electronic or otherwise) of legally binding documentation (electronic or otherwise) that memorializes the agreement of the parties to all terms of a Swap, which shall be in writing (electronic or otherwise) and shall legally supersede any previous agreement (electronic or otherwise) relating to the Swap.

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, or otherwise. The terms "controlling" or "controlled" shall have meanings correlative to the foregoing.

"**Covered Interest**" means (i) an SB Swap that trades on Tradition SBSEF; (ii) a security of an issuer that has issued a security that underlies a SB Swap that is listed on Tradition SBSEF; or (iii) a derivative based on a security that falls within (ii).

"**Covered Package Transaction**" means either:

(1) with respect to the Tradition Commodity SEF, a Package Transaction that includes at least one or more of the following components: a. the issuance of a bond in the primary market (not including sovereign debt); b. a commodity for future delivery (pursuant to CFTC No Action Letter 22-15 until the earlier of November 15, 2025 or such time as the CFTC finalizes a permanent rule on this subject); c. a swap (as defined in Section 1a(47) of the CEA) that is not subject to the clearing requirement; d. a non-swap (as defined in Section 1a(47) of the CEA) instrument other than an instrument listed in subsections a or b above or U.S. Treasury securities or agency mortgage-based securities; or e. a swap over which the Commission does not have exclusive jurisdiction such as a mixed swap (as defined in Section 1a(47)(D) of the CEA); or

(2) with respect to Tradition SBSEF, a Package Transaction executed on Tradition SBSEF which includes at least one or more of the following components, subject to SEC Rule 815(d), which is subject to certain exemptions from the trade execution requirement per SEC Rule 816:

a. the issuance of a bond in the primary market (not including sovereign debt);

b. a swap (as defined in Section 1a(47) of the CEA) that is not subject to the clearing requirement;

c. a non-swap (as defined in Section 1a(47) of the CEA) instrument other than an instrument listed in subsection a above or U.S. Treasury securities or agency mortgage-based securities; or

d. a swap over which the Commission does not have exclusive jurisdiction such as a mixed swap (as defined in Section 1a(47)(D) of the CEA).

"**Customer**" means a Person that is (i) an Eligible Contract Participant, and (ii) is a customer, as defined in CFTC Regulation 1.3, of a Participant that is authorized by the customer to transmit Orders on its behalf or is authorized by a Participant to directly transmit Orders to Tradition SEF or Tradition SBSEF through the Participant's Trading Privileges.

"**Derivatives Clearing Organization**" or "**DCO**" means a "derivatives clearing organization" registered with the CFTC pursuant to Section 5b of the Act or a Clearing House operating pursuant to a CFTC no-action letter or exemption from registration with the CFTC.

"**Designated Contract Market**" or "**DCM**" means a "designated contract market" as set forth under Section 5 of the Act.

"**Direct Customer Access**" means, with respect to a Customer, direct connectivity to a Platform through: (i) an ISV or the Customer's proprietary application program interface; (ii) a Tradition SEF graphical user interface (i.e., GUI) directly to Tradition SEF's Order Book; or (iii) voice access to an Order Book or RFQ System through a SEF Execution Specialist; in each case, as authorized by a Participant through the Participant's Trading Privileges.

"**Disciplinary Panel**" means the panel appointed by the Board at the recommendation of the Chief Compliance Officer to act in an adjudicative role and fulfil various adjudicative responsibilities and duties described in Chapter 6.

"**Electronically Streamed Liquidity**" means Orders received by Tradition SEF via electronic means into an Order Book or Request For Continuous Stream functionality.

"**Eligible Contract Participant**" or "**ECP**" means an eligible contract participant as defined in Section 1a(18) of the Act, CFTC Regulation 1.3 and Section 3(a)(65) of the Securities Exchange Act.

"Emergency" means the occurrences or circumstances which, in the opinion of the Board, or a person or persons duly authorized to issue such an opinion on behalf of the Board under circumstances and pursuant to procedures set forth in the Rules, or at the request of the CFTC, the SEC or other authorized governmental agency, requires immediate action and threatens or may threaten such things as the fair and orderly trading in, or the liquidation of or delivery pursuant to, any agreements, contracts, Swaps or Transactions or the timely collection and payment of funds in connection with clearing and settlement by a Clearing House, including, without limitation, the following:

(a) any circumstance which may materially affect the performance of agreements, contracts, Swaps or Transactions, including failure of the payment system or the bankruptcy or insolvency of any Participant or Customer;

(b) any action taken by any governmental body or any other registered entity, board of trade, market or facility which may have a direct impact on trading or clearing and settlement;

(c) any manipulative or attempted manipulative activity or any actual, attempted, or threatened corner, squeeze, congestion, or undue concentration of positions; or

(d) a force majeure event; or

(e) any other circumstance which may have a severe, adverse effect upon the functioning of Tradition SEF or any other registered entity with the CFTC, SEC or other applicable regulator.

"Emergency Rules" has the meaning set forth in Rule 208(a).

"Exchange Act" or **"SEA"** means the Securities Exchange Act of 1934, as amended.

"Execution Agreement" means the documentation between Swaps market participants substantially in the form of an ISDA Master Agreement, non-cleared swaps agreement, prime broker agreement or similar previously negotiated agreement between counterparties that governs the terms of Uncleared Swaps.

"Family Relationship" of a person means the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.

"Federal Statute" means the Act or the Exchange Act, where references to Federal Statute with respect to (i) Commodity Swaps are deemed to be references to the Act; and (ii) SB Swaps are deemed to be references to the Exchange Act.

"Federal Regulation" means CFTC Regulations or SEC Regulations, where references to Federal Regulation with respect to (i) Commodity Swaps are deemed to be references to CFTC Regulations; and (ii) SB Swaps are deemed to apply to be references to SEC Regulations.

"FINRA" means the Financial Industry Regulatory Authority, Inc.

"Fixed Income Clearing Corporation" or **"FICC"** means the subsidiary of The Depository Trust & Clearing Corporation ("**DTCC**") that provides real-time trade matching, clearing, risk management and netting for trades in US Government debt issues, including repurchase agreements or repos.

"**Futures Commission Merchant" or "FCM"** has the meaning set forth in Section 1a(28) of the Act and in CFTC Regulation 1.3.

"General Participant" means a Person that is a Participant (including a Prime Broker, but not including a Broker Firm Participant): (i) that engages in SEF Activity for its Proprietary Account and/or; (ii) that enters Orders or executes Swaps on a Platform or subject to the Rules on an agency basis on behalf of its Customers, or other Participants or their Customers, provided such Person is duly licensed and registered under Applicable Law to act in such capacity, which may include (A) with respect to Tradition Commodity SEF, (I) registration as an FCM, Introducing Broker, or Commodity Pool Operator ("**CPO**") or Commodity Trading Advisor ("**CTA**") or in another appropriate capacity, provided that any Participant acting in a CPO or CTA capacity submits Orders on behalf of pools it operates or Customer accounts for which it has discretionary authority, respectively, or (II) being exempt from such licensing and registration and complying with the terms of such exemption or (B) with respect to Tradition SBSEF, (I) registration with the SEC as an investment adviser or in another appropriate capacity, or (II) being exempt from such registration and complying with the terms of such exemption; and/or (iii) acts as a principal counterparty to a Customer with respect to a Swap.

"Government Agency" means any governmental entity (including the United States, a State, or a foreign government).

"Hearing Panel" means a panel comprised of a chair and two individuals selected from the Disciplinary Panel by the Chief Compliance Officer to act in an adjudicative role and fulfil various adjudicative responsibilities and duties described in Chapter 6.

"Independent Software Vendor" or "ISV" means a Person that makes available to Participants (and/or its Customers where such Customers have been authorized to do so by the Participants) a system or platform offering smart order routing, front-end trading applications, aggregation, or a combination of the foregoing, but that does not provide Participants or Customers the ability to effect Swaps on such systems or platforms.

"Intended to be Cleared Swap" means swaps that are intended to be submitted for clearing contemporaneously with execution.

"Interested Person" has the meaning attributed to such term in Rule 209(a).

"Intermediated Access" means, with respect to a Customer, indirect connectivity to a Platform or RFQ System though a Participant's: (i) technology platform; or (ii) order placement infrastructure.

"Introducing Broker" has the meaning set forth in Section 1a(31) of the Act and in CFTC Regulation 1.3.

"Insolvency Event" means, in relation to any Participant: (a) that an order is made by a court of competent jurisdiction, or a resolution is passed, for the liquidation, bankruptcy or administration of such Participant or a notice of appointment of a bankruptcy trustee or administrator of such Participant is filed with a court of competent jurisdiction; (b) the appointment of a manager, receiver, administrative receiver, administrator, trustee or other similar officer of such Participant or in respect of any part or any of its assets; (c) such Participant convenes a meeting of its creditors generally or makes or proposes any arrangement or composition with, or any assignment for the benefit of, its creditors generally (otherwise than in the course of a reorganization or restructuring previously approved in writing by Tradition SEF); (d) such Participant is unable to pay its debts as they become due or admits in writing its inability to pay its debts as they are due or is insolvent; (e) any action occurs in respect of any Participant in any jurisdiction which is analogous to any of those set out in sub-paragraphs (a), (b), (c), or (d) immediately above.

"ISDA" means the International Swaps and Derivatives Association, Inc.

"Legal Entity Identifier" or "LEI" has the meaning set forth in Part 45 of the CFTC Regulations and includes, with respect to SB Swaps, a unique identification code as defined in Rule 900(qq) of Regulation SBSR of the SEC Regulations, as applicable.

"Major Commodity Swap Participant" means a "major swap participant" as defined in Section 1a(33) of the Act and Commission Regulation 1.3.

"**Major Security-Based Swap Participant**" means a "major security-based swap participant" as defined in Section 3(a)(67) of the Exchange Act.

"**Major Swap Participant**" means a Major Commodity Swap Participant and/or a Major Security-Based Swap Participant, as the context requires or otherwise as applicable.

"Manager" means any member of the Board.

"Market Operations Department" or "MOD" means the Tradition SEF Market Operations Department, which provides technical support and control over the operations of the Platforms.

"Market Regulation Department" means all SEF Officials and/or agents of Tradition SEF (including the Regulatory Services Provider) that assist Tradition SEF in the surveillance of trading on the Platform and enforcement of the Rules and other Obligations.

"NFA" means the National Futures Association.

"Nominating Committee" means the committee of the Board constituted in accordance with Rule 205.

"Non-Clearing Firm" means a Participant who is not a Clearing Firm but has a guaranteed clearing arrangement in place with a Clearing Firm.

"Obligation" means each Rule of Tradition SEF, order or procedure issued by Tradition SEF, including Participant Notices and applicable Platform Supplements, and other requirement implemented by Tradition SEF under the Rules, including each term of a Swap, as well as any contractual obligations between a Clearing Firm, Participant, Customer, and Tradition SEF, including the Participant Documentation.

"OFAC" Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Officer" means any officer of Tradition SEF.

"Order" means either a firm bid or a firm offer for a Swap pursuant to these Rules, and includes any modification to, or cancellation of such a bid or offer.

"Order Book" means, in accordance with CFTC Regulation 37.3(a)(3), the portion of Tradition SEF's trading system environment in which multiple market participants have the ability to enter multiple Orders, observe and receive Orders entered by other market participants, and transact on such Orders.

"Order Types" means the Order types made available by Tradition SEF for execution on a Platform.

"Package" or **"Package Transaction"** means a Transaction involving two or more component Transactions executed between two or more Counterparties where: (1) At least one component is a Required Transaction; (2) Execution of each component Transaction is contingent upon the execution of all other component Transactions; and (3) The component Transactions are priced or quoted together as one economic transaction with simultaneous or near-simultaneous execution of all components.

"Participant" means an Eligible Contract Participant (other than an ISV) that satisfies the Participant criteria described in Rule 302 and has entered into and has in effect the applicable Participant Documentation, and that has been granted Trading Privileges by Tradition Commodity SEF or Tradition SBSEF (as applicable), and includes General Participants and Broker Firm Participants unless the context requires otherwise.

"Participant Committee" means the committee of the Board constituted in accordance with Rule 206.

"Participant Documentation" means the agreements for General Participants and Broker Firm Participants, as applicable, (together with any applicable schedules, exhibits or appendices thereto required by Tradition SEF) in form and substance acceptable to Tradition SEF, that are required to be executed and delivered to Tradition SEF before a Person or Participant may access a Platform.

"Participant Notice" or "Notice to Participants" means a communication sent by or on behalf of Tradition SEF to all Participants as described in Rule 310. Please see all Participant Notices, which are posted on Tradition SEF's website.

"Permitted Transaction" means Swaps that are not Required Transactions.

"Person" means a natural person or an entity.

"Platform" means any Tradition Commodity SEF or Tradition SBSEF trading platform that is used for trading Commodity Swaps or SB Swaps, respectively, including any licensed software that is a part thereof from time to time, and any successor electronic trading system thereto.

"Platform Supplement" means the documentation published by Tradition Commodity SEF or Tradition SBSEF from time to time that sets forth the specific Rules and trading protocols for trading on a specific Platform. The Rules and trading protocols of such Platform Supplements are herein incorporated by reference into this Rulebook. For the avoidance of doubt, any Rule contained in a Platform Supplement, to the extent that there is any conflict with these Rules, shall take precedence over inconsistent provisions in these Rules.

"Prime Broker" means a Swap Dealer that is a General Participant that acts as credit counterparty for Non-Cleared Swaps executed on Tradition SEF or, for the avoidance of doubt, with respect to SB Swaps, Tradition SBSEF, in the name and on behalf of such Prime Broker by its client or an agent of its client that is a Participant or Customer that has been authorized by such Prime Broker to place Orders or Trades or enter into Swap or SB Swap Transactions, as applicable, in the name and on behalf of the Prime Broker and that has entered into Prime Broker Documentation with such client.

"Prime Broker Documentation" means a prime broker agreement or non-cleared swap agreement or other previously negotiated agreement between a Prime Broker and its client that governs the performance and settlement of a Non-Cleared Swap and applicable credit support and default provisions, including, without limitation, ISDA master agreements, other master agreements, terms supplements and master confirmation agreements incorporating industry definitions (together with any applicable schedules, exhibits or appendices thereto required by Tradition SEF or Tradition SBSEF), as applicable, in form and substance acceptable to Tradition SEF, that are required to be executed and delivered to Tradition SEF or Tradition SBSEF before a Customer or Participant may access the Platform and transact a Prime Broker Transaction.

"Prime Broker Transaction" means a Transaction in a Non-Cleared Swap where one counterparty is a Prime Broker and the other is a Participant or Customer with which the Prime Broker has Prime Broker Documentation.

"Proprietary Account" means (i) with respect to Tradition Commodity SEF, a proprietary account as defined in CFTC Regulation 1.3 or (ii) with respect to Tradition SBSEF, any securities account that would be a proprietary account as defined in CFTC Regulation 1.3 if such term applied to securities accounts, as applicable.

"Public Manager" means a Manager with the qualifications set forth in Rule 201(e).

"Public Individual" means an individual that is determined by the Board or Chief Compliance Officer, as applicable, to have no "material relationship" with Tradition SEF, as such term is used in Rule 201(e).

"Regulatory Data" means proprietary data or personal information that a Participant provides to Tradition SEF or Tradition SBSEF for the purpose of fulfilling its regulatory obligations.

"Regulatory Oversight Committee" means any panel, or any subcommittee thereof, authorized by Tradition Commodity SEF to recommend or establish policies or procedures with respect to Tradition Commodity SEF's surveillance, compliance, rule enforcement, or disciplinary responsibilities.

"Regulatory Services Agreement" means the agreement(s) between Tradition SEF and the Regulatory Services Provider whereby market surveillance and trade practice surveillance functions with regard to Tradition Commodity SEF and Tradition SBSEF are delegated to the Regulatory Services Provider.

"Regulatory Services Provider" means the NFA or other such organization, if any, which provides regulatory services to Tradition Commodity SEF or Tradition SBSEF pursuant to a Regulatory Services Agreement.

"Reporting Counterparty" means the Participant that is required to report Swap data as designated pursuant to Rule 512 and, for the avoidance of doubt, shall have the obligations of the "reporting party" set forth in Part 43 and Part 45 of CFTC Regulations, with respect to Commodity Swaps, or the "reporting side" set forth in Regulation SBSR of the SEC Regulations, with respect to SB Swaps.

"Request For Quote" or "RFQ" means the transmission of an interest to trade by a Participant which must be directed to a minimum number of responding Participants as defined by the CFTC or the SEC, as applicable, from time to time.

"Required Swap Creation Data" means all primary economic terms data for a Swap in the swap asset class in question as specified in Appendix 1 to Part 45, and all confirmation data for the Swap.

"Required Transaction" means (i) with respect to Tradition Commodity SEF, all Commodity Swaps that the CFTC has identified as required to be traded on a SEF or DCM in accordance with Section 2(h)(8) of the Act and (ii) with respect to Tradition SBSEF, all SB Swaps that the SEC has identified as required to be traded on an SBSEF pursuant to a determination made pursuant to Section 3C(h) of the Securities Exchange Act, as applicable.

"RFQ System" means a trading system or platform operated by Tradition SEF in which a market participant transmits a Request for Quote.

"Regulation SBSR" means Sections 242.900 through 242.909 of Title 17 of the Code of Federal Regulations.

"Regulation SE" means Sections 242.800 through 242.835 of Title 17 of the Code of Federal Regulations that apply to every SBSEF that is registered or is applying to become registered as a SBSEF under Section 3D of the Exchange Act.

"Rule" or "Rules" means the Rules of the SEF operated by Tradition SEF and/or the SBSEF operated by Tradition SBSEF, the Participant Documentation, Rulebook, the Appendices hereto, Platform Supplements, Tradition SEF Operating Agreement, and the published interpretations, orders, resolutions, advisories, notices, statements of policy, decisions, manuals, and directives of Tradition SEF and/or Tradition SBSEF, as applicable.

"SB Swap Dealer" means a "security-based swap dealer" as defined in Section 3(a)(71) of the Exchange Act.

"SBSDR" means, with respect to SB Swaps, a security-based swap data repository, registered with the SEC in accordance with Section 13(n) of the Exchange Act and Regulation SBSR or as otherwise defined in SEC Regulations.

"SDR" or "Swap Data Repository" means, with respect to Commodity Swaps, a swap data repository, registered with the CFTC in accordance with Section 21 of the Act and Part 49 of CFTC Regulations or as otherwise defined in CFTC Regulations and, where applicable, with respect to SB Swaps, an SBSDR.

"SEC" means the U.S. Securities and Exchange Commission or any successor agency or authority.

"SEC Regulations" means any rule, regulation, order or directive and any interpretation thereof adopted from time to time or promulgated by the SEC or SEC staff.

"Securities-Based Swap Execution Facility" or **"SBSEF"** means a security-based swap execution facility as defined in Section 3(a)(77) of the Exchange Act.

"Security-Based Swap" or **"SB Swap"** means a security-based swap as defined in Section 3(a)(68) of the Exchange Act and SEC Regulations and, as used in these Rules, refers solely to Transactions (including Orders) in Swaps that are made or to be made on the Tradition SBSEF or pursuant to the Rules.

"SEF" means "swap execution facility" as defined in Section 1a(50) of the Act and SBSEF, as the context requires or otherwise as applicable.

"SEF Activity" means business for which a Participant, Customer, or Clearing Firm is subject to the Rules, which is purportedly conducted subject to the Rules, or which should have been conducted subject to the Rules.

"SEF Execution Specialist" means a Tradition SEF employee responsible for assisting Participants and Customers to transmit Orders or Request For Quotes to a Platform and to RFQ recipients on a Platform or for providing other assistance in connection with Orders.

"SEF Official" means any Manager or Officer of, or individual employed directly by, Tradition SEF, the Regulatory Services Provider or any individual rendering similar services to Tradition SEF under an administrative or similar agreement.

"SEF Proceeding" and **"SEF Proceedings"** have the meanings attributed to such terms in Rule 209(a).

"Self-Regulatory Organization" shall (i) with respect to Tradition Commodity SEF, unless otherwise provided, have the meaning attributed to such term in CFTC Regulation 1.3 and, in addition, shall include a SEF, DCO, and NFA or any other registered futures association and (ii) with respect to Tradition SBSEF, unless otherwise provided, have the meaning attributed to such term in Section 3(a)(26) of the Exchange Act.

"Supervised Persons" means, with respect to a Participant, any directors, officers, employees or agents of such Participant.

"Swap" means any Commodity Swap or SB Swap, as the context requires or otherwise as applicable.

"Swap Dealer" means a Commodity Swap Dealer and an SB Swap Dealer, as the context requires or otherwise as applicable.

"Swap Transaction and Pricing Data" means (i) with respect to Commodity Swaps, all data required to be reported pursuant to Part 43 of the Commission's regulations and Appendix A to Part 43 and (ii) with respect to SB Swaps, all data required to be reported pursuant to Regulation SBSR.

"Trade" or **"Transaction"** means (i) with respect to Tradition Commodity SEF, any purchase or sale of any Commodity Swap executed on a Tradition Commodity SEF Platform or subject to these Rules or (ii) with respect to Tradition SBSEF, any purchase or sale of any SB Swap executed on a Tradition SBSEF Platform or subject to these Rules, as applicable.

"Trading Day" means a day on which the Platform is open for business as set forth in Rule 503.

"Trading Hours" means, for any Trading Day, the hours as set forth in Rule 503.

"Trading Privileges" means the right granted by Tradition SEF to: (i) a General Participant to directly transmit Orders for certain or all Swaps through a Platform for each of its Proprietary Accounts, and (ii) any Participant if registered or exempt in any applicable capacity and authorized to act on behalf of Customers in accordance with Applicable Law, for the accounts of such Customers.

"Tradition Commodity SEF" means the SEF operated by Tradition SEF, LLC, a Delaware limited liability company.

"Tradition SEF" means the Tradition Commodity SEF and/or the Tradition SBSEF, as the context requires or otherwise as applicable.

"Tradition SBSEF" means the security-based swap execution facility operated by Tradition SEF, LLC, a Delaware limited liability company.

"Tradition SEF Operating Agreement" means the Operating Agreement of Tradition SEF, LLC, as the same may be amended from time to time.

"Trad-X Platform" means the Trad-X market operated by Tradition SEF.

"Tradition Holdings" means Tradition America Holdings, Inc., or any successor thereto.

"Uncleared Swap" or **"Non-Cleared Swap"** means any Swap or SB Swap other than a Cleared Swap or an Intended to be Cleared Swap.

"Unique Product Identifier" means (i) with respect to Commodity Swaps, a unique product identifier issued by the Derivatives Service Bureau Limited (DSB) for swaps in the credit, equity, foreign exchange, interest rate and commodity asset classes to comply with the CFTC's requirements for a unique product identifier and product classification system or (ii) with respect to SB Swaps, a unique identification code as defined in Rule 900(qq) of Regulation SBSR, as applicable.

"Unique Swap Identifier" or **"USI"** means (i) with respect to Swaps, a unique identifier assigned by Tradition Commodity SEF to a Trade in accordance with CFTC Regulation 45.5 or (ii) with respect to SB Swaps, a unique identification code as defined in Rule 900(qq) of Regulation SBSR, as applicable.

"Unique Trade Identifier" means (i) with respect to Commodity Swaps, a unique identifier assigned to all Commodity Swaps or (ii) with respect to SB Swaps, a unique identification code as defined in Rule 900(qq) of Regulation SBSR, as applicable, which identifies the Transaction (the Swap or SB Swap and its counterparties) uniquely throughout its duration.

"User Agreement" means any user agreement that must be entered into by any user of a Platform.

"User ID" means the unique identification number assigned by Tradition Commodity SEF or Tradition SBSEF to an Authorized Trader or Authorized Broker.

"Write," "Written" or **"Writing"** means printing, lithography, photography, and other modes of representing or reproducing words or data in a visible form, including electronic transmissions.

RULE 102 Rules of Construction

The following rules of construction shall apply to the Rules:

(a)   The headings are for convenience only and do not affect the construction of the Rules.

(b)   All references to time are to local time in New York, NY, USA except where expressly provided otherwise.

(c)   Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa.

(d)   Where the context permits or requires, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(e)   References to statutes, statutory instruments, rules of a regulatory authority or provisions thereof shall be construed as references to any of the foregoing as they may be amended, extended varied or replaced from time to time.

(f)   Appendices to these Rules form part of, and are subject to, these Rules.

(g)   Forms of the word "include" mean that the inclusion is not limited to the items listed.

(h)   The word "or" is disjunctive but not exclusive.

CHAPTER 2
SEF OWNERSHIP AND GOVERNANCE

RULE 201 Board

(a)   *Responsibility.* The Board shall have the responsibilities set forth in the Tradition SEF Operating Agreement, these Rules, Federal Statute and Federal Regulation. The Board has the power and authority to call for review, and to affirm, modify, suspend or overrule, any and all decisions and actions of standing committees or special committees of the Board or any panel of the Officers related to the day-to-day business operations of Tradition SEF. The Board shall, subject to applicable provisions in the Tradition SEF Operating Agreement, make and amend the Rules. The Board has also delegated such authority to make and amend the Rules to the Chief Executive Officer.

(b)   *Composition.* At all times, at least 35% of the Managers, and no fewer than two, shall be Public Managers. Each Manager (including Public Managers) shall be appointed in accordance with the Tradition SEF Operating Agreement, and shall serve until his or her successor is duly appointed, or until his or her earlier resignation or removal, with or without cause. The Board shall be nominated by the Nominating Committee and appointed by the shareholder(s) of Tradition SEF, LLC in accordance with the Tradition SEF Operating Agreement. Tradition SEF shall submit to the CFTC and SEC within thirty (30) days after each Board election a list of its Board members, the membership interests they represent and how the composition of the Board otherwise meets the requirements of CFTC Regulation 1.64(b) or Rule 834 of Regulation SE, as applicable, with Tradition SEF's implementing standards and procedures.

(c)   The Board may act only by the decision of an absolute majority in number of the Managers by vote at a meeting, by unanimous written consent without a meeting, or as otherwise set forth in the Tradition SEF Operating Agreement.

(d)   Each Manager is entitled to indemnification pursuant to the Tradition SEF Operating Agreement with respect to matters relating to Tradition SEF or otherwise relating to Tradition Holdings.

(e)   To qualify as a Public Manager of Tradition SEF, an individual must be found, by action of the Board, to have no material relationship with Tradition SEF. The Board must make such finding upon the nomination or appointment of the Manager and as often as necessary in light of all circumstances relevant to such Manager, but in no case less frequently than annually. A "material relationship" is one that could reasonably be expected to affect the independent judgment or decision-making of the Manager. In making the finding specified in this Rule, notwithstanding anything herein to the contrary, the Board need not consider previous or current service as a Manager of Tradition SEF or an affiliate thereof to constitute a "material relationship" with Tradition SEF. A Manager shall be considered to have a "material relationship" with Tradition SEF if any of the following circumstances exist or have existed within the past year.

> (1)   Such Manager is an Officer or an employee of Tradition SEF, or an officer or an employee of an Affiliate of Tradition SEF;
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> (2)   Such Manager is a Participant or Owner of Tradition SEF;
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> (3)   Such Manager is a director, officer, or employee of a Participant or Owner of Tradition SEF;
>
> (4)   Such Manager is an officer of another entity, which entity has a compensation committee (or similar body) on which any Officer of Tradition SEF serves;

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(5) Such Manager, or an entity with which the Manager is a partner, an officer, an employee, or a director, receives more than $100,000 in combined annual payments for legal, accounting, or consulting services from Tradition SEF or its Affiliate, any member of Tradition SEF, or any Affiliate of such member. Compensation for services as a Manager of Tradition SEF or as a director of an Affiliate thereof does not count toward the $100,000 payment limit, nor does deferred compensation for services rendered prior to becoming a Manager, so long as such compensation is in no way contingent, conditioned, or revocable; or,
(6) Notwithstanding Rule 201(e)(5), in the case of a Public Manager that is a member of the Regulatory Oversight Committee or Participant Committee, such Public Manager accepts, directly or indirectly, any consulting, advisory, or other compensatory fee from Tradition SEF or its Affiliate or any member of Tradition SEF or the member's Affiliate, other than deferred compensation for service rendered prior to becoming a member of the Regulatory Oversight Committee or Participant Committee, provided that such compensation is in no way contingent, conditioned, or revocable. This Rule 201(e)(6) does not apply to compensation received in the Public Manager's capacity as a member of the Regulatory Oversight Committee or Participant Committee.

Any of the relationships set forth in Rule 201(e)(1) through Rule 201(e)(6) apply to the "immediate family" of such Manager, i.e., spouse, parents, children, and siblings, in each case, whether by blood, marriage, or adoption, or any person residing in the home of the director or that of his or her "immediate family."

(f) For the avoidance of doubt, a Public Manager of Tradition SEF may also serve as a Public Manager of an Affiliate of Tradition SEF if he or she otherwise meets the requirements set forth in Rule 201(e).

RULE 202 Officers

(a) The Board shall appoint such Officers as it may deem necessary or appropriate from time to time, in accordance with the Tradition SEF Operating Agreement.

(b) Any Officer may also be a director, officer, partner or employee of Tradition SEF or any of its Affiliates.

(c) The Officers shall have such powers and duties in the management of Tradition SEF as the Board may prescribe from time to time.

(d) Each Officer is entitled to indemnification pursuant to the Tradition SEF Operating Agreement with respect to matters relating to Tradition SEF, or as otherwise specified in the Tradition SEF Operating Agreement.

RULE 203 Qualifications and Fitness Standards of Managers, Disciplinary Panel Members, Appeal Panel Members, Committee Members, Officers and Public Managers

(a) *Fitness Standards.* A Manager or Officer of either Tradition Commodity SEF or Tradition SBSEF must meet the qualifications set forth from time to time in the Tradition SEF Operating Agreement and these Rules.

(b) To qualify as a Manager or Officer consideration is given to depth of industry experience, length of time each present officer, Manager or governor has held the same office or position, the Manager's or Officer's other business affiliations in the derivatives and securities industry, relevant experience for any committees on which they may serve, and the Manager's or Officer's regulatory history.

An individual may not serve as a Manager or an Officer, a member of a committee established by the Board, a Disciplinary Panel or an Appeal Panel, or hold a 10% or more ownership interest in Tradition SEF, if the individual:

(1)   within the prior five (5) years has been found, by a final decision in any action or proceeding brought in a court of competent jurisdiction or of the CFTC, or any Self-Regulatory Organization, any SBSEF, an administrative law judge, or the SEC to have committed a disciplinary offense;

(2)   within the prior five (5) years has entered into a settlement agreement with the CFTC, SEC, an SBSEF or any court of competent jurisdiction, in which any of the findings or, in the absence of such findings, any of the acts charged, included a disciplinary offense;

(3)   is currently suspended from trading on a SEF, SBSEF or Designated Contract Market, is suspended or expelled from membership in a Self-Regulatory Organization or SBSEF, is serving any sentence or probation, or owes any portion of a fine or penalty related to either:

        (i)   a finding of a disciplinary offense by a final decision in any action or proceeding brought in a court of competent jurisdiction, the CFTC, SEC, any Self-Regulatory Organization, or any SBSEF; or

        (ii)   a settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

(4)   is currently subject to an agreement with the CFTC, SEC, Self-Regulatory Organization, or any SBSEF not to apply for registration with the CFTC or SEC or for membership in the Self-Regulatory Organization or the SBSEF;

(5)   is currently, or within the past three (3) years has been, subject to a revocation or suspension of registration by the CFTC or SEC, an SBSEF, or self-regulatory organization;

(6)   has been convicted of a felony listed in SEC Rule 819(i)(v); or

(7)   is currently subject to a denial, suspension or disqualification from serving on a disciplinary committee, arbitration panel or governing board of any SBSEF or Self-Regulatory Organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

(8)   has been subject to a disciplinary action of any type noted in 242.819(i) of Regulation SE.

(c)   Any Manager, Officer, member of a committee established by the Board, any member of a Disciplinary Panel, or Appeal Panel, any individual nominated to serve in any such role, or any individual authorized by the Market Regulation Department to take summary action shall immediately notify the Chief Executive Officer if such individual meets one or more of the criteria in Rule 203(b).

(d)   For purposes of Rule 203(b), the terms "disciplinary offense," and "final decision," have the meanings set forth in CFTC Regulation 1.63(a) and Rule 819(i)(6) of Regulation SE, the term "settlement agreement" has the meaning set forth in CFTC Regulation 1.63(a), and the term "arbitration panel" has the meaning set forth in Rule 819(i)(6) of Regulation SE.

RULE 204 Standing Committees

(a)   The Board shall initially have three standing committees: the Nominating Committee, the Participant Committee, and the Regulatory Oversight Committee. The Board may from time to time constitute and appoint in accordance with the Tradition SEF Operating Agreement, such additional standing committees of the Board as it may from time to time deem necessary or advisable.

(b)   Each member of such standing committees must be a Manager, one of whom the Board shall designate as the chairperson of each standing committee.

(c)   Each standing committee shall assist in the supervision, management and control of the affairs of Tradition SEF within its particular area of responsibility, subject to the authority of the Board.

(d)   Subject to the authority of the Board, each standing committee shall determine the manner and form in which its proceedings shall be conducted. Each standing committee may act only by the decision of an absolute majority in number of the members of such committee, by vote at a meeting or by unanimous written consent without a meeting. The Board has the authority to overrule the decisions of a standing committee.

RULE 205 Nominating Committee

(a)   The Nominating Committee of the Board shall consist of three Managers appointed from time to time by the Board, two of which shall be Public Managers. At least 51% of the members of the Nominating Committee shall be Public Managers. The Nominating Committee shall be chaired by a Public Manager.

(b)   The Nominating Committee shall have the authority to:

   (1)   Identify individuals qualified to serve on the Board, consistent with the criteria that the Board requires and any composition requirement that the Commission promulgates; and

   (2)   Administer a process for the nomination of individuals to the Board.

(c)   The Nominating Committee reports to the Board.

RULE 206 Participant Committee

(a)   The Participant Committee shall consist of three Managers appointed from time to time by the Board, two of which shall be Public Managers. At least 35% of the members of the Participant Committee shall be Public Managers.

(b)   The Participant Committee shall:

   (1)   Determine the standards and requirements for initial and continuing Participant eligibility;

   (2)   Review appeals of staff denials of Participant applications; and

   (3)   Approve rules that would result in different categories or classes of Participants receiving different levels of access to Tradition SEF.

(c)   In reviewing appeals of staff denials of Participant applications, the Participant Committee shall not uphold any staff denial if the relevant application meets the standards and requirements set forth by the Participant Committee.

(d)   The Participant Committee shall not, and shall not permit Tradition SEF to, restrict access or impose burdens on access in a discriminatory manner, within each category or class of Participants or between similarly-situated categories or classes of Participants.

(e)   The Participant Committee reports to the Board.

(f)   The Participant Committee's functions may be delegated to another committee that meets the 35% Public Manager composition requirement.

RULE 207 Regulatory Oversight Committee

(a)   Tradition Commodity SEF shall form and maintain a Regulatory Oversight Committee that shall be composed entirely of Public Managers. The Regulatory Oversight Committee shall consist of two Public Managers appointed from time to time by the Board.

(b)   Each member of the Regulatory Oversight Committee shall serve for a term of two calendar years from the date of their appointment or for the remainder of their term as a Public Manager, and until the due appointment of his or her successor, or until his or her earlier resignation or removal, with or without cause, as a member of the Regulatory Oversight Committee or as a Public Manager. A member of the Regulatory Oversight Committee may serve for multiple terms.

(c)   The Regulatory Oversight Committee shall oversee Tradition Commodity SEF's regulatory program on behalf of the Board. It shall make such recommendations to the Board as will, in its judgment; best promote the interests of Tradition Commodity SEF. The Regulatory Oversight Committee shall also have such other powers and perform such other duties as set forth in the Rules and as the Board may delegate to it from time to time.

(d)   The Board shall delegate sufficient authority, dedicate sufficient resources, and allow sufficient time for the Regulatory Oversight Committee to fulfill its mandate.

(e)   The Regulatory Oversight Committee shall prepare an annual report describing the self-regulatory program, expenses, staffing, investigations and disciplinary actions and performance of the disciplinary committees, panels and the Chief Compliance Officer.

(f)   Without limiting the generality of the foregoing, the Regulatory Oversight Committee shall have authority to:

    (1)   Monitor the regulatory program of Tradition Commodity SEF for sufficiency, effectiveness, and independence;

    (2)   Oversee all facets of the regulatory program, including:

        (i)   Trade practice and market surveillance; audits, examinations, and other regulatory responsibilities with respect to Participants (including compliance with, if applicable, financial integrity, financial reporting, sales practice, recordkeeping, and other requirements); and the conduct of investigations;

        (ii)   Reviewing the size and allocation of the regulatory budget and resources, and the number, hiring, termination, and compensation of regulatory personnel;

        (iii)   Overseeing the Chief Compliance Officer of Tradition Commodity SEF, who will report directly to the Board, including continually monitoring for potential conflicts of interest;

        (iv)   Recommending changes that would ensure fair, vigorous, and effective regulation; and

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(v) Reviewing all regulatory proposals prior to implementation and advising the Board as to whether and how such changes may impact regulation.

(vi) Ensuring that Tradition SEF and Tradition SBSEF establish and maintain sufficient compliance staff and resources to ensure that it can conduct effective audit trail reviews, trade practice surveillance, market surveillance, and real-time market monitoring, and that Tradition SBSEF is in compliance with SEC Rule 819 (d)(3).

(vii) Ensuring that Tradition SBSEF maintains sufficient compliance staff to supervise.

(g) The Regulatory Oversight Committee reports to the Board.

RULE 208 Emergency Rules

(a) During an Emergency, the Board acting in its reasonable discretion may implement temporary emergency procedures and rules ("**Emergency Rules**"), subject to the applicable provisions of Federal Statute and Federal Regulation. Emergency Rules may require or authorize Tradition SEF, the Board, any committee of the Board, the Chief Executive Officer, or any other Officer to take actions necessary or appropriate to respond to the Emergency, including, but not limited to, the following actions:

(1) with respect to Tradition Commodity SEF:

(i) suspending or curtailing trading or limiting trading to liquidation (in whole or in part) on Tradition SEF in coordination with the relevant Clearing House, if necessary;

(ii) extending, limiting or changing the Trading Hours;

(iii) temporarily modifying or suspending any provision of the Rules or Obligations;

(iv) imposing or modifying price limits;

(v) imposing or modifying position limits; in accordance with the position limits described in Rule 532; and/or

(vi) taking such other actions as may be required or directed by the CFTC or SEC including:

(A) imposing or modifying intraday market restrictions;

(B) ordering the liquidation or transfer of open positions in any contract;

(C) ordering the fixing of a settlement price;

(D) transferring customer contracts and the margin;

(E) altering any contract's settlement terms or conditions; and

(F) extending or shortening expiration dates.

(2) with respect to Tradition SBSEF:

(i) intervene as necessary to maintain markets with fair and orderly trading and to prevent or address manipulation or disruptive trading practices, whether the need for intervention arises exclusively from Tradition SBSEF's market or as part of a coordinated, cross-market intervention;

(ii) exercising its flexibility and independence, address market emergencies in an effective and timely manner consistent with the nature of the emergency, as long as all such actions taken by Tradition SBSEF are made in good faith to protect the integrity of the markets;

(iii) as directed by the SEC, take market actions, including in situations where an SB Swap is traded on more than one platform, emergency action to liquidate or transfer open interest as directed, or agreed to, by the SEC or its staff;

(iv) establish procedures and guidelines for decision-making and implementation of emergency intervention that avoid conflicts of interest;

(v) establish alternate lines of communication and approval procedures to address emergencies associated with real-time events; and

(vi) address perceived market threats, to impose or modify position limits, impose or modify price limits, impose or modify intraday market restrictions, impose special margin requirements, order the liquidation or transfer of open positions in any contract, order the fixing of a settlement price, extend or shorten the expiration date or the trading hours, suspend or curtail trading in any contract, transfer customer contracts and the margin, or alter any contract's settlement terms or conditions, or, if applicable, provide for the carrying out of such actions through its agreements with Clearing Houses or Regulatory Service Provider.

(b) Before any Emergency Rule may be enforced, a required vote of the Board must approve the adoption of such Emergency Rule at a duly convened meeting. Managers may attend such a meeting by teleconference. If the Chief Executive Officer determines that Emergency Rules must be implemented with respect to an Emergency before a meeting of the Board can reasonably be convened, then the Chief Executive Officer shall have the authority, without Board action, to implement any Emergency Rules with respect to such Emergency that he or she deems necessary or appropriate to respond to such Emergency. Should the Chief Executive Officer be unavailable, the Board Chairman, Chief Administrative Officer or Chief Compliance Officer may implement any Emergency Rules with respect to such Emergency that he or she deems necessary or appropriate to respond to such Emergency. In such circumstances, the Board Chairman or Chief Executive Officer shall convene a meeting, including by teleconference, of the Board as soon as practicable, but in any event no later than two (2) business days (as such term is defined in CFTC Regulation 40.1(a) and Rule 802 of Regulation SE) following the declaration of the Emergency to ratify, amend or repeal any such Emergency Rule.

(c) Whenever Tradition SEF, the Board, any committee of the Board, or the Chief Executive Officer takes actions necessary or appropriate to respond to an Emergency a duly authorized representative of Tradition SEF, where possible, will send an announcement in a Participant Notice. When the Board, any committee of the Board or the Chief Executive Officer determines that the Emergency has been reduced sufficiently to allow Tradition SEF to resume normal functioning, any such actions responding to an Emergency will be terminated.

(d) Tradition SEF will use reasonable efforts to notify the CFTC and SEC, as applicable, prior to implementing, modifying or terminating an Emergency Rule. If such prior notification is not possible or practicable, Tradition SEF will notify the CFTC and SEC as soon as possible or reasonably practicable after implementing, modifying or terminating an Emergency Rule.

(e) Upon taking any action in response to an Emergency, Tradition SEF will document the decision-making process related to such action. Such documentation will be kept for at least five years following the date on which the Emergency ceases to exist or to affect Tradition SEF, and all such documentation will be provided to the CFTC or SEC, as applicable, upon request.

RULE 209 Conflicts of Interest

(a) A Manager, Officer, Disciplinary Panel, or Committee member or other Person authorized to exercise Tradition Commodity SEF's or Tradition SBSEF's, as applicable, authority concerning any inquiry, investigation, disciplinary proceeding or any appeal from a disciplinary proceeding, summary suspension, or other summary actions (any such action, a "**SEF Proceeding**" and, collectively, "**SEF Proceedings**"), or Emergency actions taken pursuant to Rule 208 (each such SEF Proceeding or Emergency action, a "**Self-Regulatory Action**") who knowingly has a "material conflict of interest" between his or her position as a Manager, Officer, Disciplinary Panel or Committee member or exercise of authority concerning a Self-Regulatory Action and his or her personal interests (each, an "**Interested Person**") may not participate in any deliberations or vote of the Board, any committee established by the Board, a Disciplinary Panel or an Appeal Panel or exercise any authority with respect to such Self-Regulatory Action involving his or her personal interest, except as described in Rule 209(d).

In making a determination as to whether to permit a member to participate in deliberations on a significant action for which they otherwise would be required to abstain, the deliberating body shall consider the following factors:

(1) Whether the member's participation in deliberations is necessary for the deliberating body to achieve a quorum in the matter; and

(2) Whether the member has unique or special expertise, knowledge, or experience in the matter under consideration.

(b) For purposes of Rule 209(a), a "material conflict of interest" means a Manager, Officer, Disciplinary Panel or Committee Member or other person:

(1) being named as a respondent or potential respondent in the Self-Regulatory Action;

(2) being an employer, employee, fellow employee or an Affiliate of a respondent or potential respondent in the Self-Regulatory Action;

(3) having any significant, ongoing business relationship with a respondent or potential respondent in the Self-Regulatory Action;

(4) having a Family Relationship with a respondent or potential respondent in a Self-Regulatory Action;

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(5)   having a direct and substantial financial interest in the result of the deliberations or vote based upon any positions that could reasonably be expected to be affected by the action, including, (i) with respect to Tradition Commodity SEF, such positions described in CFTC Rule 1.69(b)(2)(iii); and (ii) with respect to Tradition SBSEF, such positions described in Rule 834(g)(1)(ii)(C). A direct and substantial financial interest includes positions in Swaps in accounts of, controlled by, or affiliated with the Interested Person or in any other types of direct and substantial financial positions of the Interested Person that are reasonably expected to be affected by the deliberations or vote; and/or

(6)   any other circumstance that gives rise to a conflict between the Manager's, Officer's, Disciplinary Panel or Committee Member's or other person's exercise of authority concerning any Self-Regulatory Action and his or her personal interests.

(c)   Before considering any Self-Regulatory Action, an Interested Person must disclose in writing to the Board the material facts concerning his or her relationship or interest in the matter.

(d)   Any Interested Person who would be required otherwise to abstain from deliberations and voting pursuant to Rule 209(a) as a result of having a direct and substantial financial interest in the result of the deliberations and vote may participate in deliberations, prior to a vote on the matter, if:

(1)   the material facts about the Interested Person's financial interest in the matter are disclosed or known to the Board, any committee established by the Board, Disciplinary Panel or an Appeal Panel;

(2)   the Board, any committee established by the Board, Disciplinary Panel or an Appeal Panel determines that the participation by the Interested Person would be consistent with the public interest; and

(3)   a majority of the Managers (excluding any Interested Persons) vote to allow the Interested Person to participate in deliberations on the matter.

(e)   If a determination is made pursuant to Rule 209(d) that an Interested Person may participate in deliberations prior to a vote, then the minutes of the meeting of the Board any committee established by the Board, a Disciplinary Panel or an Appeal Panel thereof will reflect the determination and the reasons for the determination.

(f)   If a determination is made that all Managers are Interested Persons with respect to a matter subject to a vote by the Board, the Chief Executive Officer will appoint a panel of individuals who are not Interested Persons with respect to such matter, which will have the same authority and powers over such matter that the Board would have if the Managers were not Interested Persons with respect to such matter.

RULE 210 Restrictions on Use of Material Non-Public Information

(a)   No Manager, member of any committee or panel established by the Board, Officer of Tradition Commodity SEF, Employee of Tradition Commodity SEF or consultant to Tradition Commodity SEF shall:

(1)   trade for such person's own account, or for or on behalf of any other account, in any Swap traded on Tradition SEF if such person has access to material non-public information obtained through the performance of such person's official duties, or is based on such information, concerning such Swap or commodity interest; or

(2)   use or disclose for any purpose other than the performance of his or her official duties any material, non-public information obtained or based on such person's official duties, provided, however, that for the avoidance of doubt such person may disclose material, non-public information if required by law or a court order.

For the purposes of this Rule 210(a), the terms "material information" and "non-public information" shall each have the meaning set forth in CFTC Regulation 1.59(a)

(b) No Manager, member of any committee or panel established by the Board, Officer of Tradition SBSEF, Employee of Tradition SBSEF or consultant to Tradition SBSEF shall:

    (1) trade for such person's own account, or for or on behalf of any other account, in any Covered Interest on the basis of any material, non-public information obtained through special access related to the performance of such person's official duties; or

    (2) disclose for any purpose inconsistent with the performance of such person's official duties any material, non-public information obtained through special access related to the performance of such duties; provided, however, that for the avoidance of doubt such person may disclose material, non-public information if required by law or a court order.

For the purposes of this Rule 210(b), the term "material, non-public information" shall be interpreted in accordance with the meaning of such term under the Exchange Act and any applicable rules thereunder.

RULE 211 Maintenance of Books and Records by Tradition SEF

(a) Tradition SEF shall keep, or cause to be kept, complete and accurate books and records of all activities relating to the business of Tradition SEF, including, without limitation, all books and records required to be maintained pursuant to Federal Statute and Federal Regulation, including, but not limited to, (i) with respect to Tradition Commodity SEF, CFTC Regulations 37.205, 37.1000, 37.1001, 43.3(h), 45.2, 45.5, 45.6(f), and in accordance with CFTC Regulations 1.31, 43.3(h), 45.2, 45.5 and 45.6(f) and (ii) with respect to Tradition SBSEF, the audit trail information required under Regulation SE Rule 819(d) and Rule 819(f) and all other records that an SBSEF is required to create or obtain under Regulation SE.

(b) With respect to Commodity Swaps, Tradition Commodity SEF shall include the unique swap identifier for a Commodity Swap in all records and Commodity Swap data reported to a SDR with respect to the Commodity Swap throughout the life of the Swap in accordance with CFTC Regulation 45.5(a).

(c) With respect to Commodity Swaps, Tradition Commodity SEF shall retain all such books and records of a Commodity Swap for at least five (5) years, and with respect to records required to be retained pursuant to CFTC Regulation 45.2, Tradition SEF shall (i) retain all such records for five years from the Swap's execution on Tradition SEF; and (ii) make such records open to inspection upon request by any representative of the CFTC, the United States Department of Justice, or the SEC, or by any representative of a prudential regulator as authorized by the CFTC. With respect to SB Swaps, Tradition SBSEF shall retain all such books and records of an SB Swap for at least five (5) years from the SB Swap's execution on Tradition SBSEF, in accordance with the requirements of Rule 826(d) of Regulation SE.

(d) Tradition SEF shall: (i) establish and enforce rules that allow it to obtain any necessary information to perform any of the functions described in Section 5(h) of the Act; (ii) provide such information to the Commission upon request; and (iii) have the capacity to carry out such international information-sharing agreements as the Commission may require, from time-to-time.

(e)   Tradition SBSEF shall keep a record in permanent form, which shall show the true name, address, and principal occupation or business of any non-U.S. member that executes transactions on Tradition SBEF. Upon request, Tradition SBSEF shall provide to the SEC regarding the name of any person guaranteeing such transactions or exercising any control over the trading of such non-U.S. member.

RULE 212 Recording of Communications

Tradition SEF or the Regulatory Services Provider may record conversations and retain copies of electronic communications between SEF Officials, on one hand, and any Person accessing any Platform, including without limitation, Participants, Customers, Authorized Traders, Authorized Brokers, Authorized Agents, Clearing Firms and their respective employees and agents, on the other hand. Any such recordings may be retained by Tradition SEF or the Regulatory Services Provider in such manner and for such periods of time as required by law or regulation. Tradition SEF or Regulatory Services Provider will retain such recording in compliance with Federal Regulation.

RULE 213 Information-Sharing Agreements

(a)   As required by CFTC Regulation 37.504 and Rule 821(e) of Regulation SE, as applicable, Tradition SEF may enter into information-sharing agreements or other arrangements or procedures to coordinate surveillance with other markets on which instruments related to the Swaps trade. As part of any information-sharing agreements or other arrangements or procedures adopted pursuant to this Rule, Tradition SEF may:

(1)   provide market surveillance reports to other markets;

(2)   share information and documents concerning current and former Participants with other markets;

(3)   share information and documents concerning ongoing and completed investigations with other markets; and/or

(4)   require its current or former Participants to provide information and documents to Tradition SEF at the request of other markets with which Tradition SEF has an information-sharing agreement or other arrangements or procedures.

(b)   Tradition SEF may enter into any arrangement with any Person or body (including, without limitation, the CFTC, SEC, any Self-Regulatory Organization, any SEF, market, or clearing organization, or foreign regulatory authority) if Tradition SEF considers such arrangement to be required under the Rules or CFTC Regulation 37.504 or Rule 821(e) of Regulation SE.

(c)   Tradition SEF may disclose to any Person or entity information concerning or associated with a Participant or other Person that Tradition SEF believes is necessary and appropriate in exercising a legal or regulatory function, whether or not a formal arrangement governing the disclosure exists or a request for information was made.

RULE 214 Services Agreement with a Regulatory Services Provider

(a)   Tradition SEF or Tradition SBSEF may contract with a Regulatory Services Provider to provide certain regulatory services to Tradition SEF pursuant to a Services Agreement. In accordance with a Services Agreement, the Regulatory Services Provider may perform certain surveillance, investigative, and regulatory functions under the Rules and Tradition SEF may provide information to the Regulatory Services Provider in connection with the performance by the Regulatory Services Provider of those functions

(b) Tradition SEF or Tradition SBSEF shall retain exclusive decision-making authority with respect to any functions that are contracted to a Regulatory Services Provider. Tradition SEF shall document any instances where its actions differ from those recommended by its Regulatory Service Provider, including the reasons for the course of action recommended by the Regulatory Service Provider and the reasons why Tradition SEF chose a different course of action.

(c) Tradition SBSEF shall ensure that such Regulatory Service provider has the capacity and resources necessary to provide timely and effective regulatory services, retain sufficient compliance staff to supervise the quality and effectiveness of the regulatory services provided on its behalf. Tradition SBSEF shall hold regular meetings with the Regulatory Services Provider to discuss ongoing investigations, violations and trading patterns of concern, and conduct periodic reviews of the adequacy and effectiveness of services provided on its behalf. Tradition SBSEF would at all times remain responsible for the performance of any regulatory services received and retain exclusive authority in all substantive decisions made by its Regulatory Services Provider.

RULE 215 Chief Compliance Officer

(a) The Board shall designate an individual to serve as the Chief Compliance Officer ("CCO") of Tradition SEF. The CCO shall:

(i) report directly to the Chief Executive Officer;

(ii) oversee and review Tradition SEF's compliance with the Core Principles set forth in Section 5h of the CEA and Part 37 of the CFTC Regulations as well as SEC's Regulation SE [See: Rule 242.831].

(iii) resolve, in consultation with the Board, the Regulatory Oversight Committee or the Chief Executive Officer, any conflicts of interest that may arise, including:

(A) conflicts between business considerations and compliance requirements, including the requirement that Tradition SEF provide fair, open and impartial access in accordance with CFTC Regulation 37.202 and SEC Regulation SE; and

(B) conflicts between Tradition SEF's management and members of the Board;

(iv) establish and administer written policies and procedures reasonably designed to prevent violations of the CEA and CFTC Regulations as well as SEC Regulation SE;

(v) take reasonable steps to ensure compliance with the CEA and CFTC Regulations, SEC Regulation SE and the core principles of the SEA;

(vi) if applicable, monitor compliance with provisions of the Exchange Act and SEC Regulations thereunder such as Regulation SE and Regulation SBSR applicable to SB Swap Transactions on Tradition SBSEF;

(vii) establish procedures for the remediation of noncompliance issues identified by the CCO through compliance office reviews, look-backs, internal or external audit findings, self-reported errors or validated complaints;

(viii) establish and follow appropriate procedures for the handling, management response, remediation, retesting, and closing of noncompliance issues;

(ix) establish and administer a compliance manual designed to promote compliance with the applicable laws, rules, and regulations and a written code of ethics designed to prevent ethical violations and to promote honesty and ethical conduct;

(x) supervise Tradition SEF's self-regulatory program with respect to trade practice surveillance, market surveillance, real-time market monitoring, compliance with audit trail requirements, enforcement and disciplinary proceedings, audits, examinations, and other regulatory responsibilities with respect to Participants, and all authorized users of Tradition SEF platforms subject to the jurisdiction of Tradition SEF under Rule 302, and, in addition to the foregoing in this Rule 215(a)(x), exercise supervisory authority over all staff acting at the direction of the CCO;

(xi) provide any information regarding Tradition SEF's self-regulatory program that is requested by the Board of the Regulatory Oversight Committee;

(xii) supervise the effectiveness and sufficiency of any regulatory services provided to Tradition SEF by the Regulatory Service Provider in accordance with CFTC Regulation 37.204 and SEC Regulation SE; and

(xiii) prepare Tradition SEF's annual compliance report in accordance with CFTC Regulation 37.1501 and SEC Regulation SE under rule 242.831.

(b) No individual disqualified from registration pursuant to Section 8a(2) or 8a(3) of the CEA or Rule 242.831 of SEC Regulation SE may serve as CCO.

CHAPTER 3
TRADING PRIVILEGES AND PARTICIPANTS

RULE 301 Scope

This Chapter 3 applies to all Participants and Customers trading on a Platform. Additional Participant and Customer requirements specific to a particular Platform may be set forth in the applicable Platform Supplement for such Platform.

RULE 302 Participant Criteria

(a)   To be eligible for admission as a Participant, an applicant must demonstrate to the satisfaction of Tradition Commodity SEF or Tradition SBSEF that it:

        (1)   is an Eligible Contract Participant;

        (2)   meets the criteria for a Participant set forth in the Rulebook and Platform Supplement for the specific Platforms it seeks to access;

        (3)   is of good reputation and business integrity;

        (4)   is validly organized, in good standing, and authorized by its governing body and, if relevant, documents of organization, to trade Swaps;

        (5)   is not subject to an Insolvency Event;

        (6)   is not prohibited from using the services of Tradition Commodity SEF or Tradition SBSEF for any reason whatsoever;

        (7)   has and maintains all necessary regulatory approvals and/or licenses to operate as a Participant in relation to Swap Activity under Applicable Law and not be subject to any trading ban, prohibition or suspension issued by the CFTC, SEC, FINRA or the NFA, or statutory disqualification under Applicable Law;

        (8)   it is not subject to any economic or trade sanctions programs administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or other relevant U.S. or non-U.S. authority, and is not listed on OFAC's List of Specially Designated Nationals and Blocked Persons;

        (9)   satisfies any other criteria that Tradition Commodity SEF or Tradition SBSEF may require from a Participant from time to time;

        (10)   has successfully completed the Participant application process to the satisfaction of Tradition Commodity SEF or Tradition SBSEF; and

        (11)   complies with applicable financial requirements set forth by the CFTC or SEC if it is registered with the CFTC or SEC, as applicable.

(b)   Once admitted, the Participant shall continue to comply with all applicable eligibility criteria in Rule 302(a). A Participant shall notify Tradition SEF if it fails to qualify as an ECP.

(c)   If a General Participant enters into Cleared Swaps for its Proprietary Account through the Tradition SEF, it must: (i) be a Clearing Firm eligible to clear such Cleared Swaps; or (ii) have a clearing arrangement with a Clearing Firm eligible to clear such Cleared Swaps; and (iii) with respect to Package Transactions where one or more components of the Package are not Swaps have such additional arrangement as may be specified in the applicable Platform Supplement.

(d)   A non-U.S. Person who trades on Tradition SEF must designate an agent for service of process within the United States of America and must provide a copy of such agency agreement to Tradition SEF prior to Tradition SBSEF permitting the non-US Person to execute security-based swap transactions on Tradition SBSEF.,. Such non-U.S. Person must keep Tradition SEF updated if it changes such agent. A copy of such agency agreement shall be disclosed to the SEC by Tradition SEF.

RULE 303 Participant Application Process

(a)   Any Person who desires to become a Participant shall:

      (1)   enter into the Participant Documentation;

      (2)   enter into a User Agreement for specific Platforms it seeks to access;

      (3)   agree to abide by the Rules, including any Platform Supplement for a Platform to which the Participant has access, and Applicable Law and to consent to the jurisdiction of Tradition Commodity SEF or Tradition SBSEF, as applicable;

      (4)   provide such information and documentation as may be reasonably requested by Tradition Commodity SEF or Tradition SBSEF, as applicable, and follow the procedures established by Tradition Commodity SEF or Tradition SBSEF, as applicable, for admission; and

      (5)   if organized or located outside of the United States, enter into a written agreement acceptable to Tradition Commodity SEF or Tradition SBSEF, as applicable, appointing a third party as its U.S. agent for service of process.

(b)   In considering an application from a potential Participant, Tradition Commodity SEF or Tradition SBSEF, as applicable, may require additional information from the applicant, or conduct an investigation to verify information submitted by the applicant, or both.

(c)   If Tradition Commodity SEF or Tradition SBSEF admits an applicant as a Participant, it shall promptly notify the applicant and state in such notice the date on which the applicant shall become a Participant.

(d)   Tradition Commodity SEF or Tradition SBSEF may deny, condition or terminate Participant status of any Person:

      (1)   if such Person is unable to satisfactorily demonstrate its ability to satisfy the eligibility criteria to become or remain a Participant;

      (2)   if such Person is unable to satisfactorily demonstrate its capacity to adhere to all applicable Rules; or,

      (3)   for such other cause as Tradition Commodity SEF or Tradition SBSEF, as applicable, may reasonably determine.

(e)   If Tradition Commodity SEF or Tradition SBSEF decides to decline or condition an application for admission as a Participant, or terminate a Person's status as a Participant, Tradition Commodity SEF or Tradition SBSEF, as applicable, shall promptly notify such Person (the "**Affected Person**") thereof in a writing sent to the address provided by the applicant in the Tradition Commodity SEF or Tradition SBSEF application form or maintained in Tradition Commodity SEF or Tradition SBSEF registry of Participants. Such Affected Person may, within twenty (20) Trading Days, request in writing that Participant Committee reconsider the determination.

(f)   Within twenty-eight (28) calendar days of receiving the request for reconsideration, the Participant Committee shall either confirm, reverse or modify the denial, conditioning or termination of the Affected Person as a Participant, and shall promptly notify the Affected Person accordingly in writing. The Participant Committee may, within its discretion, schedule a hearing (in-person or by teleconference); request additional information from the Affected Person; or, establish any other process that it believes is necessary and appropriate to consider the request for reconsideration.

(g)   The Participant Committee's decision is the final action of Tradition Commodity SEF or Tradition SBSEF, as applicable, and is not subject to appeal within Tradition Commodity SEF or Tradition SBSEF, as applicable.

(h)   A Participant may not transfer or assign its status as a Participant without the prior written consent of Tradition Commodity SEF or Tradition SBSEF, as applicable (not to be unreasonably withheld or delayed), and any purported transfer or assignment without such prior consent is not binding on Tradition Commodity SEF or Tradition SBSEF, as applicable.

(i)   All rights and privileges of a Participant terminate upon, and all obligations of a Participant shall survive, dissolution of the Participant.

RULE 304 Additional Criteria for Participants

(a)   Each Participant that will enter into Swaps for or on behalf of Customers, or otherwise permit Customers to access a Platform, must satisfy the following criteria, in addition to those set forth in Rule 302.

    (1)   The Participant must, if acting in an agency capacity on behalf of a Customer, be registered with the CFTC or SEC, as applicable, as (i) an FCM or Introducing Broker, or SEF; (ii) Broker-Dealer; (iii) a Commodity Pool Operator or Commodity Trading Advisor and in such CPO or CTA capacity submits Orders on behalf of pools it operates or Customer accounts for which it has discretionary authority, respectively, or (iv) be exempt from such registration.

    (2)   The Participant must obtain representations and/or ensure that each of its Customers is an Eligible Contract Participant at all relevant times.

    (3)   It must obtain representations and/or ensure that each Customer that enters into Cleared Swaps, (i) is a Clearing Firm eligible to clear such Cleared Swaps; or (ii) has a guaranteed clearing arrangement with a Clearing Firm eligible to clear such Cleared Swaps; and (iii) with respect to Package Transactions where one or more of the components of the Package are not Swaps have such additional arrangement as may be specified in the applicable Platform Supplement.

    (4)   Participants must obtain representations and/or make representations to Tradition Commodity SEF or Tradition SBSEF to ensure that: each of its Customers engaging in Prime Broker Transactions; (i) has Prime Broker Documentation with each Prime Broker that it enters into Prime Broker Transactions on behalf of; and (ii) with respect to Package Transactions where one or more of the components of the Package are not Swaps have such additional arrangement as may be specified in the applicable Platform Supplement.

    (5)   It must obtain representations and/or ensure that the Customer has and maintains all necessary regulatory approvals and/or licenses to access a Platform and enter into Swaps under Applicable Law and is not subject to any trading ban, prohibition or suspension issued by the CFTC, SEC, FINRA or the NFA, or statutory disqualification under Section 8a(2) of the Act.

(6)   If it is subject to the U.S. Bank Secrecy Act, the USA PATRIOT Act and the regulations thereunder, or similar legislation in any jurisdiction, it has implemented a written anti-money laundering program that has been approved in writing by its senior management and is reasonably designed to promote and monitor its compliance with the applicable requirements of such laws.

(7)   It will screen Customers for compliance with economic or trade sanctions programs administered by OFAC or other relevant U.S. or non-U.S. authority, including screening Customer names against OFAC's List of Specially Designated Nationals and Blocked Persons.

(8)   It must identify all of its Customers to Tradition SEF in the manner, at the times and in such detail as is specified by Tradition SEF.

(9)   It must obtain representations and/or ensure that each Customer is trading on a Platform or subject to the Rules only for its own account (or the account of a Person managed by the Customer).

(10)   If its Customer is a "special entity" as defined in the Act or is otherwise subject to law or regulation affecting the Customer's ability to enter into Swaps or the liabilities or responsibilities of other Persons with respect thereto, the Participant must ensure that the Customer's use of Tradition SEF in accordance with the Rules is in compliance with such law or regulation and any related requirements of its constituent or other documents. Upon request by Tradition SEF, such Customer must provide a representation regarding its compliance with such law or regulation.

(11)   It must obtain appropriate representations and/or ensure that each Customer is organized and located in an Authorized Jurisdiction if it permits the Customer to have direct access to Tradition Commodity SEF or Tradition SBSEF through the Trading Privileges of the Participant.

(12)   It satisfies such other criteria as Tradition Commodity SEF or Tradition SBSEF may specify from time to time, subject to Rule 302 and Applicable Law.

(13)   In accordance with Rule 819(k) of Regulation SE, non-US Participants must designate an Authorized Agent for service of process within the United States, and provide a copy of such designation of the Authorized Agent to Tradition SBSEF.

(b)   If a Participant enters into or facilitates a Commodity Swap that is subject to the mandatory clearing requirement of Section 2(h) of the Act, the Participant shall be responsible for compliance with the mandatory trading requirement under Section 2(h)(8) of the Act.

(c)   When a Swap Dealer or Major Swap Participant enters into or facilitates an SB Swap that is subject to the mandatory clearing requirement on Tradition SBSEF, the Swap Dealer or Major Swap Participant shall be responsible for compliance with the trade execution requirement.

RULE 305 Trading Privileges

(a) A Participant will have Trading Privileges on each Platform for which it has been approved as a Participant by Tradition Commodity SEF or Tradition SBSEF.

(b) The Trading Privileges of a Participant may not be transferred, assigned, sold or leased, but a Participant may permit its Customers to have direct access to Tradition SEF through the Participant's Trading Privileges, subject to Rule 304 and 306.

(c) Admission as a Participant only entitles the Participant to the Trading Privileges and does not confer any right of ownership in, or right to attend or vote at meetings of, Tradition SEF, or right to share in the profits, of Tradition SEF.

RULE 306 Limitations on Access to a Platform

(a) Tradition SEF may at any time revoke, suspend, limit, condition, restrict or qualify a Participant's Trading Privileges or a Customer's ability to access a Platform through the Trading Privileges of a Participant,

    (1) if such Participant or Customer has failed to:

        (i) comply with the Rules or Applicable Law;

        (ii) demonstrate to the satisfaction of Tradition SEF its ability or willingness to comply with the Rules or Applicable Law; or

        (iii) remain in compliance with any of the criteria set forth in Rule 302(a) and Rule 304, as applicable; or

    (2) for any such other circumstances as Tradition SEF or Tradition SBSEF may reasonably determine to be necessary or appropriate.

    (3) fails to comply with all disclosure requirements set forth in applicable Rules, and CFTC, SEC and NFA Rules and Regulations.

(b) Notwithstanding the foregoing, Tradition SEF will establish and impartially enforce rules governing any decision to revoke, suspend, limit, condition, restrict, qualify or permanently bar a Participant or Customer's access to any or all Platforms, including when such decisions are made as a result of a disciplinary action taken by Tradition SEF or during an Emergency. Tradition SEF may, as is necessary and appropriate, liquidate or transfer open positions in any Swaps or to suspend or curtail trading in a Swap.

(c) A Clearing Firm may at any time revoke the authorization of any Non-Clearing Firm guaranteed by it with or without prior notice to such Non-Clearing Firm. For purposes of the relationship between the relevant Clearing Firm and Tradition SEF, and the obligations of such Clearing Firm to Tradition SEF, any such revocation shall become effective upon the receipt by Tradition SEF of written notice thereof from the Clearing Firm. Upon such receipt, the Trading Privileges of the Non-Clearing Firm subject thereto shall be automatically terminated, and such Non-Clearing Firm must obtain a guarantee from another Clearing Firm if it does not already have one before its Trading Privileges will be reinstated.

RULE 307 Dues and Fees

(a) Tradition SEF shall set the amounts and times of payment for any dues or fees (including Platform fees, brokerage and/or any Transaction surcharges) to be paid by Participants. Tradition SEF shall from time to time send a Participant Notice setting forth the amounts and times of payment for any dues or fees. Each Participant shall pay such dues and fees when due. If a Participant fails to pay when due any such dues or fees levied on such Participant, and such payment obligation remains unsatisfied for thirty days after receipt of the invoice, Tradition SEF may suspend, revoke, limit, condition, restrict or qualify the Participant's Trading Privileges as it deems necessary or appropriate.

(b)   Tradition SEF shall set the amounts and times of payment for any connection, access, usage or maintenance fees to be paid by ISVs. Tradition SEF shall from time to time notify ISVs the amounts and times of payment for any fees. Each ISV shall pay such fees when due. If an ISV fails to pay when due any such fees levied on such ISV, and such payment obligation remains unsatisfied for thirty days after receipt of the invoice, Tradition SEF may suspend, revoke, limit, condition, restrict or qualify the ISV's access as it deems necessary or appropriate.

RULE 308 Authorized Traders, Authorized Brokers and Authorized Agents

(a)   Unless otherwise specified in a Platform User Agreement, each General Participant shall designate one or more Authorized Traders for itself and one or more Authorized Traders for each of its Customers that are granted direct access to a SEF Platform or System. Each Broker Firm Participant shall designate one or more Authorized Brokers or Authorized Agents to act on behalf of its Customers. Such designated Authorized Traders, Authorized Brokers or Authorized Agents will be the sole Persons authorized to enter into Swaps on behalf of the Participant or such Customer with respect to SEF Activity. Authorized Agents may only place orders indirectly via their sponsoring Participant's infrastructure with respect to SEF Activity. Authorized Agents may not place orders directly onto Tradition SEF. Each General Participant must ensure that Tradition SEF has, at all times, current contact information including name, current electronic mail address and telephone number for each Authorized Trader, Authorized Broker, and Authorized Agent, and immediately (and in any event within one business day) update this information with Tradition SEF whenever it changes.

(b)   An Authorized Trader, Authorized Broker and an Authorized Agent must, and a Participant must ensure that each Authorized Trader, Authorized Broker and Authorized Agent designated by it, at all times:

> (1)   agree to abide by the Rules and Applicable Law and consent to the jurisdiction of Tradition SEF;
>
> (2)   effect transactions pursuant to the Rules solely from within the United States or, except as may be expressly permitted by Tradition SEF in writing from time to time, a jurisdiction in which Tradition SEF is permitted by Applicable Law to offer trading on Tradition SEF;
>
> (3)   ensure that the activity conducted under its User ID complies with the Rules;
>
> (4)   have the authority, at Tradition SEF's direction, to adjust or withdraw any Order submitted under its User IDs;
>
> (5)   have and maintain all necessary regulatory approvals and/or licenses to operate as an Authorized Trader, Authorized Broker or Authorized Agent under Applicable Law and not be subject to any trading ban, prohibition or suspension issued by the CFTC, SEC, FINRA or the NFA, or statutory disqualification under Section 8a(2) of the Act;
>
> (6)   cooperate promptly and fully with Tradition SEF in any investigation, inquiry, audit, examination or proceeding regarding compliance with the Rules or any Tradition SEF disciplinary or arbitration proceeding which relates to SEF Activity; and
>
> (7)   agree to such other terms and conditions as may be established by Tradition SEF from time to time.

(c) To designate an Authorized Trader, Authorized Broker or Authorized Agent, a General Participant or Broker Firm Participant, as applicable, must follow the procedures established by Tradition SEF. Tradition SEF will promptly notify a General Participant or Broker Firm Participant in writing of the approval of Authorized Traders, Authorized Brokers or Authorized Agent, or if Tradition SEF declines to approve the nomination of an Authorized Trader, Authorized Broker or Authorized Agent. Tradition SEF will maintain a list of all designated Authorized Traders for each Customer of a General Participant or Broker Firm Participant that has been granted direct access to a SEF Platform or System and a list of all designated Authorized Brokers or Authorized Agents for each Broker Firm Participant.

(d) Each Authorized Trader and Authorized Broker must use a unique User ID to access a Platform. In no event may an individual enter an Order or permit the entry of an Order by an individual using a User ID other than the individual's own unique User ID.

(e) Tradition SEF may, acting in its reasonable discretion, terminate or suspend the designation of an individual as Authorized Trader, Authorized Broker or Authorized Agent and shall promptly notify the Participant or Broker Firm Participant, as applicable, of such action.

(f) To request the termination of the designation of an individual as an Authorized Trader, Authorized Broker or Authorized Agent, the General Participant or Broker Firm Participant, as applicable, must notify Tradition SEF. Tradition SEF, in its sole discretion, may postpone the effective date of the termination of registration if Tradition SEF considers it necessary for the protection of the Participant, a Customer, Authorized Broker or Authorized Agent, or if Tradition SEF considers it in Tradition SEF's best interest. Based on the information provided to, and other information gathered by, Tradition SEF regarding the request to terminate the registration of an Authorized Trader, or Authorized Broker or the designation of an Authorized Agent Tradition SEF will determine whether to terminate the registration of an Authorized Trader, Authorized Broker or the designation of an Authorized Agent.

  (1) Postpone the termination of the designation, and/or

  (2) Impose any terms or conditions before or after the effective date of termination of the designation.

(g) Notwithstanding the foregoing, however, upon such General Participant's or Broker Firm Participant's request of termination of registration, Tradition SEF shall immediately suspend access to Tradition SEF by the relevant Authorized Trader, Authorized Broker or Authorized Agent, and the Participant will have no liability for any Orders entered into by, or purported to be entered into by, or other act or omission of (or purported to be of), the Authorized Trader, Authorized Broker or Authorized Agent in respect of whom such notification has been made, where such Orders are entered into or such acts or omissions occur after the date and time of such notification, of termination or registering to Tradition SEF and the Participant shall not be required to complete, or novate to any Clearing House, such Order(s).

(h) Upon the termination or suspension of an Authorized Trader, Authorized Broker or Authorized Agent, the Participant, or Broker Firm Participant, as applicable, shall take immediate measures appropriate to ensure that such Authorized Trader, Authorized Broker or Authorized Agent shall not have access to any Platform or utilize its User ID, as applicable, after the effective date of any such revocation or suspension.

(i) Where applicable, Tradition SEF will disable the User ID assigned to a Participant, Authorized Trader, Authorized Broker or Customer of a Participant immediately upon the termination or suspension of access rights.

RULE 309 Authorized Representatives

(a) Each Participant shall designate one or more Authorized Representatives who will represent the Participant before Tradition SEF and its committees and to receive notices, authorizations and official communications with Tradition SEF on behalf of the Participant.

(b) The Authorized Representative shall be empowered by the Participant, to act on its behalf and Tradition SEF shall be entitled to rely on the actions of the Authorized Representative as binding on the Participant, its Customers and their respective Authorized Traders, and its Broker Firm Participants and Authorized Brokers.

(c) Each Participant must ensure that Tradition SEF has, at all times, current contact information including name, current electronic mail address and telephone number for each Authorized Representative, and immediately (and in any event within one business day) update this information with Tradition SEF whenever it changes. Each Participant shall also provide Tradition SEF with other requested contact information for each of its Authorized Representatives, so that Tradition SEF is able to immediately contact its Authorized Representatives.

RULE 310 Participant Notices

Tradition SEF shall publish a notice with respect to each addition to, modification of, or clarification of, the Rules or of any action to implement any Rules on Tradition SEF's website and via an electronic mail distribution to each Authorized Representative, in a form and manner that is reasonably designed to enable each Participant to become aware of and familiar with, and to implement any necessary preparatory measures to be taken by it with respect to, such addition or modification, prior to the effective date thereof (each a "Participant Notice").

RULE 311 Communications between Tradition SEF and Participants

(a) Communications between Tradition SEF and each Participant shall be conducted between Tradition SEF and an Authorized Representative representing the Participant.

(b) All communications between Tradition SEF and a Participant or its Authorized Representative will be transmitted by electronic mail.

(c) Each Participant will be responsible for promptly reviewing and, if necessary, responding to all electronic communications from Tradition SEF to the Participant or its Authorized Representatives.

RULE 312 Application of Rules and Jurisdiction

(a) By becoming a Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent, or by directly or indirectly accessing a Platform, or initiating, executing or authorizing the execution of any Order or RFQ on or subject to the Rules of Tradition SEF, or by acting as a Clearing Firm with respect to transactions executed on or subject to the Rules of Tradition SEF, a Person agrees, relating to SEF Activity:

    (1) to be bound by, and comply with, the Rules and Applicable Law, in each case to the extent applicable to it,

    (2) to the extent any provision in the Rules is inconsistent with a provision of any User Agreement, the provision of the Rules shall govern with respect to any Swap,

    (3) to become subject to the jurisdiction of Tradition SEF with respect to any and all matters arising from, related to, or in connection with, the status, actions or omissions of such Person, and

    (4) to assist Tradition SEF in complying with its legal and regulatory obligations, cooperate with Tradition SEF, the CFTC or SEC in any inquiry, investigation, audit, examination or proceeding, and authorize Tradition SEF to provide information regarding it to the Regulatory Services Provider, the CFTC, SEC or any Self-Regulatory Organization.

(b)   Any Participant whose Trading Privileges, and any Customer, Authorized Trader, Authorized Broker or Authorized Agent whose ability to access a Platform, are suspended, revoked or terminated shall remain bound by the Rules and Applicable Law, in each case to the extent applicable to it, and subject to the jurisdiction of Tradition SEF and the Clearing House with respect to any and all matters arising from, related to, or in connection with, the status, actions or omissions of such Participant, Customer, Authorized Trader, Authorized Broker or Authorized Agent prior to such suspension, revocation or termination.

RULE 313 Description of Status

A Participant shall ensure that the form, content and context of any description of the Participant's status on Tradition SEF to Customers is not inconsistent with, and does not misrepresent, the Participant's capacity on Tradition SEF under the Rules or the Participant's registration, if any, under Federal Statute, or under any other Applicable Law.

RULE 314 Withdrawal of Participant

(a)   To withdraw from Tradition SEF, an Authorized Representative of the withdrawing Participant must electronically notify the Chief Compliance Officer of the Participant's intention to withdraw.

(b)   Upon receipt by Tradition SEF of such Participant's notification of withdrawal as a Participant, Tradition SEF shall immediately suspend all rights and privileges of the Participant (including, without limitation, the Trading Privileges and ability to access a Platform) and the Participant will have no liability for any Orders entered into by, or purported to be entered into by, or other act or omission of (or purported to be of), the Participant or any Customer in respect of whom such notification has been made, where such Orders are entered into or such acts or omissions occur after the date and time of receipt of such notification of withdrawal and the Participant shall not be required to complete, or novate to any Clearing House, such Order(s).

(c)   Upon receipt by Tradition SEF of notification of the withdrawal of a Participant, all rights and privileges of such Participant terminate (including, without limitation, the Trading Privileges and ability to access a Platform). The withdrawal of a Participant shall not affect the rights of Tradition SEF under the Rules or relieve the former Participant of its Obligations under the Rules, to perform all contracts involving any Swaps entered into by such, or to pay any SEF fees, costs, or charges incurred, before the withdrawal. Notwithstanding the withdrawal of a Participant, the withdrawn Participant remains subject to the Rules, the Obligations and the jurisdiction of Tradition SEF for acts done and omissions made while a Participant, and must cooperate in any SEF Proceeding under Chapter 6 and other proceedings under Chapter 8 as if the withdrawn Participant were still a Participant.

RULE 315 Independent Software Vendors

A person seeking to act as an Independent Software Vendor with respect to any Platform must satisfy Tradition SEF's technological integrity requirements, complete the necessary ISV access documentation, agree to abide by the Rules and Applicable Law, consent to the jurisdiction of Tradition SEF, and not adversely affect Tradition SEF's ability to comply with Applicable Law. Access to Tradition SEF and a Platform by an ISV shall, in accordance with applicable CFTC and SEC Regulations (including Rule 819(c) of Regulation SE) be pursuant to criteria that is impartial, transparent and applied in a fair and non-discriminatory manner. Persons seeking access to Tradition SEF or a Platform through an ISV must themselves be a Participant or Customer authorized by a Participant to have such access.

CHAPTER 4
OBLIGATIONS OF PARTICIPANTS AND CUSTOMERS

RULE 401 Scope

This Chapter 4 applies to all Participants and Customers trading on a Platform. Additional Participant and Customer requirements specific to a particular Platform may be set forth in the applicable Platform Supplement for such Platform.

RULE 402 Duties and Responsibilities of Participants, including Clearing Firms and FCMs

(a) In connection with its SEF Activity each Participant shall, and, to the extent applicable, shall cause its employees, Authorized Traders, Authorized Brokers or Authorized Agents to:

    (1) use each Platform only to conduct SEF Activity;

    (2) conduct all SEF Activity in a manner consistent with the Rules and Obligations;

    (3) comply with all Rules and Obligations and act in a manner consistent with each Rule of Tradition SEF and Obligation;

    (4) comply with all NFA or FINRA rules, if and to the extent applicable to it, and act in a manner consistent with the NFA or FINRA rules, if and to the extent applicable;

    (5) not knowingly mislead or conceal any material fact or matter in any dealings or filings with Tradition SEF or in response to any disciplinary or arbitration proceeding;

    (6) cooperate promptly and fully with Tradition SEF in any investigation, inquiry, audit, examination or proceeding regarding compliance with the Rules or any disciplinary or arbitration proceeding;

    (7) keep any User IDs, account numbers and passwords related to the Platform confidential;

    (8) at all times have adequate systems and controls intended to minimize the risk of error in relation to offers or bids submitted to a Platform and to ensure that its conduct on the Platform complies with these Rules;

    (9) subject to any applicable error trade policy, be fully liable for: all trading losses, all Orders, all transactions in Swaps effected by Participant or its employees who are Authorized Traders or Authorized Brokers or designated Authorized Agents, all transactions effected on Tradition SEF and for any use of a Platform made by Participant or its employees who are Authorized Traders or Authorized Brokers or any designated Authorized Agents, and all trades even if the Orders received via the Platform: (1) were entered as a result of a failure in the security controls and/or credit controls, other than due to the gross negligence of Tradition SEF, or (2) were entered by an unknown or unauthorized user;

    (10) employ practices to monitor and enforce compliance with risk limits;

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(11)   be responsible for promptly informing Tradition SEF of any material changes to the information provided to Tradition SEF by the Participant pursuant to Rule 302; and,

(12)   keep, or cause to be kept, complete and accurate books and records, including, without limitation, all books and records required to be maintained pursuant to Federal Statute, Federal Regulation, or the Rules and make such books and records available for inspection by a representative of Tradition SEF, the CFTC (with respect to Commodity Swaps), the SEC (with respect to SB Swaps) or the United States Department of Justice. Such retention period shall be five (5) years for books and records, or such longer period mandated by Federal Regulation, except that the retention period for voice communications shall be one (1) year.

RULE 403 Duties and Responsibilities of Participants that Provide Customers with Access to a Platform

(a)   A Participant may provide Customers with Intermediated Access (including through an Authorized Agent) or Direct Customer Access connectivity to a Platform subject to the following:

(1)   All Swaps effected through Intermediated Access or Direct Customer Access connectivity to a Platform, including Intermediated Access or Direct Customer Access connectivity of non-Clearing Firm Participants or non-Participant Customers, must be guaranteed by a Clearing Firm that assumes financial responsibility for all Swaps effected through such connection to a Platform.

(2)   With respect to a Swap given up to another Clearing Firm, such guarantee of financial responsibility is effective only until such time that the other Clearing Firm accepts the Swap and assumes financial responsibility for such Swap.

(3)   With respect to Prime Broker Transactions, it must obtain representations and/or ensure that: each of its Customers engaging in Prime Broker Transactions has Prime Broker Documentation with each Prime Broker that it enters into Prime Broker Transactions on behalf of.

(4)   Participant shall assist Tradition SEF in any investigation into potential violations of the Rules or Federal Statute which occur through or with respect to an Intermediated Access or Direct Customer Access connection provided by the Participant to any non-Participant Customer. Such assistance must be timely and may include, but not be limited to, requiring any non-Participant Customer to produce documents, to answer questions from Tradition SEF, and/or to appear before Tradition SEF in connection with an investigation.

(5)   Participant shall facilitate the suspension or termination of a Customer's Intermediated Access or Direct Customer Access provided by Participant if Tradition SEF determines that the actions of the Customer threaten the integrity or liquidity of any contract or violate any Rule or Federal Statute, or if the Customer fails to cooperate in an investigation.

(6) If a Participant has actual or constructive notice of a violation of the Rules in connection with the use of Intermediated Access or Direct Customer Access by a Customer for which it has provided Intermediated Access or Direct Customer Access and the Participant fails to take appropriate action, the Participant may be found to have committed an act detrimental to the interest or welfare of Tradition SEF.

(7) The Customer authorized by a Participant for Direct Customer Access connectivity to a Platform must agree to be subject to Rule 402(a)(12).

(b) Participants that are FCMs or Clearing Firms shall comply with Applicable Law, including Parts 1 and 22 of the CFTC Regulations, regarding the treatment of Customer funds and Customer Orders.

(c) A Participant that transacts in a Block Trade on behalf of a Customer must receive prior written instruction or consent from the Customer to do so. Such instruction or consent may be provided in the power of attorney or similar document by which the Customer provides the Participant with discretionary trading authority or the authority to direct the trading in its account.

RULE 404 Required Disclosures to Tradition SEF

(a) Each Participant, ISV or Broker Firm Participant on behalf of an Authorized Agent or Customer, shall immediately notify the Market Regulation Department upon becoming aware of any of the following events, as applicable:

(1) any material change to the contact information provided to Tradition SEF in relation to SEF Activity;

(2) any change of Clearing Firms or Prime Brokers;

(3) any damage to, or failure or inadequacy of, the systems, facilities or equipment of the Participant or ISV to transmit or handle Orders or otherwise engage in SEF Activity pursuant to the Rules or to timely perform the Participant's financial obligations under or in connection with Swaps in relation to SEF Activity;

(4) any refusal of admission to any Self-Regulatory Organization, SEF, Designated Contract Market or Derivatives Clearing Organization;

(5) any expulsion, suspension or material fine (whether through an adverse determination, voluntary settlement or otherwise) imposed on the Participant by any Self-Regulatory Organization;

(6) any denial or withdrawal of any application for any registration or license by or from any Government Agency, and any revocation, suspension or conditioning of any registration or license granted by any Government Agency in relation to SEF Activity;

(7) the commencement of any judicial or administrative proceeding against the Participant or the imposition of any fine, cease and desist order, denial of trading privileges, censure or other sanction or remedy (whether through an adverse determination, voluntary settlement or otherwise) imposed by any Government Agency in relation to SEF Activity;

(8)   any indictment or conviction of, or any confession of guilt or plea of guilty or nolo contendere by, the Participant or (or, if the Participant is an entity, by any of its principals or senior officers) for any felony or misdemeanor involving, arising from, or related to, the purchase or sale of any commodity, futures contract, option, swap, security, securities futures product or other financial instrument, or involving or arising from fraud or moral turpitude; and

(9)   the Participant becoming the subject of an Insolvency Event.

RULE 405 Inspections by Tradition SEF

(a)   Tradition SEF (or the Regulatory Services Provider or other authorized representatives), shall have the right, in connection with determining whether all Rules and Obligations are being, will be, or have been complied with by the Participant or Customer authorized by a Participant for Direct Customer Access connectivity to a Platform, to, and Tradition SEF shall perform or cause to be performed on a periodic basis:

(1)   inspect systems, equipment and software operated by the Participant or such Customer in connection with SEF Activity, wherever located;

(2)   access the systems, equipment, software, and the premises on which the systems, equipment, and software are located, and any data stored in any of the systems or equipment, during the regular business hours and the Trading Hours of Tradition SEF, in relation to SEF Activity; and/or

(3)   copy or reproduce any data to which Tradition SEF has access under this Rule, provided, in each case, that Tradition SEF shall provide as much advanced notice to the Participant as is reasonably possible, and shall endeavor to conduct any such activities in a manner and at such times so as to minimize the business impact upon the Participant.

(b)   Each Participant or Customer shall provide Tradition SEF and the Regulatory Services Provider with the same access to their books and records, onboarding documents, authorized trader and authorized representative lists, and offices as they are required to provide under Applicable Law, and this Rulebook.

(c)   The Market Regulation Department may require a Participant or Customer to furnish (periodically or on a particular occasion) information concerning the Participant's or Customer's SEF Activity. For a Participant or Customer, such information includes but is not limited to, the Participant's or Customer's open trading positions or Swaps to which the Participant or Customer, respectively, is a party.

RULE 406 Minimum Financial and Related Reporting Requirements

(a)   Each Participant that is registered with any Government Agency, including the CFTC, SEC, or a Self-Regulatory Organization shall comply with the provisions of Applicable Law, including but not limited to the rules and regulation such Government Agency imposes on a Participant relating to minimum financial and related reporting and recordkeeping requirements.

(b)   Upon the request of Tradition SEF, a Participant shall provide a copy of any notice or written report that a Participant is required to file with the CFTC pursuant to CFTC Regulation 1.12, or similar notice required to be filed with the SEC or FINRA.

RULE 407 Confidentiality of Financial and Other Information

All information and data obtained or received by the Market Regulation Department from inspections of accounting and other records, quarterly balance sheets and declarations or reports on financial condition will be treated as confidential by Tradition SEF; however, this Rule does not supplant Rule 213 and the Rules in Chapter 6, or any other requirement of legal process or law.

RULE 408 Authority to Impose Restrictions

Whenever a Participant is subject to the early warning requirements set forth in CFTC Regulation 1.12 or Rule 17a-11 under the Exchange Act, Tradition SEF may impose such conditions or restrictions on the business and operations of such Participant or as Tradition SEF may deem necessary or appropriate for the protection of Customers, other Participants, or Tradition SEF solely as such business and operations relate to SEF Activity.

RULE 409 CFTC Registration

No Participant may (a) solicit or accept from any Person an Order for the purchase or sale of a Swap in an agency capacity unless such Participant is registered with or exempt from registration with the CFTC as a Futures Commission Merchant; Introducing Broker; or SEF; or (b) submit an Order on behalf of pools they operate or Customer accounts for which they have discretionary authority, unless such Participant is registered as a Commodity Pool Operator or Commodity Trading Advisor, respectively, or is exempt from such registration.

RULE 410 SEC Registration

No Participant may solicit or accept from any Person an Order for the purchase or sale of an SB Swap in an agency capacity unless such Participant is registered with or exempt from registration with the SEC and/or FINRA as applicable.

RULE 411 Information Regarding Orders

(a)   Tradition SEF will make information regarding Orders (including prices bid or offered), trades and any other matters it may deem appropriate available to Participants, Customers, and other Persons at such times and in such manner (whether through a Platform, a ticker, financial information services or otherwise) as it may consider necessary or advisable from time to time and provided that such provision of information is permitted under Applicable Law.

(b)   Each Participant, Customer, or other Person receiving any such information through a Platform may redistribute such information only to such extent and in such manner as may be permitted by Tradition SEF from time to time.

RULE 412 Confirmations

(a)   <u>Intended to be Cleared Swaps</u>. For Intended to be Cleared Swaps, Tradition SEF will provide counterparties to transactions or the designee authorized by counterparty at their respective Broker Firm Participant, as applicable, a Confirmation, in accordance with Rule 412(e) where applicable, containing all the terms of each transaction executed on the SEF, other than counterparty identity in the case of transactions in Intended to be Cleared Swaps that are prearranged, prenegotiated or executed anonymously on or pursuant to the Rules of the SEF) as soon as technologically practicable after the execution of the swap; provided that specific counterparty identifiers for accounts included in bunched Orders involving Swaps need not be included in Confirmations provided by Tradition SEF if the applicable requirements of Commission Regulation 1.35(b)(5) are met. The Confirmation provided by the SEF for Cleared Swaps will be the final legally binding Confirmation of the terms of any transaction executed on the SEF and will supersede any conflicting Confirmation or agreement provided to, or between, as applicable, counterparties, regardless of when such other Confirmation is provided.

(b) <u>Uncleared Swaps</u>. Tradition SEF will provide counterparties to transactions or the designee authorized by counterparty at their respective Broker Firm Participant, as applicable, a Confirmation, in accordance with Rule 412(e) where applicable, containing the economic terms of each Uncleared Swap transaction executed on Tradition SEF as soon as technologically practicable after the execution of the Swap on or subject to the Rules of Tradition SEF; provided that specific counterparty identifiers for accounts included in bunched Orders involving Swaps need not be included in Confirmations provided by Tradition SEF, if the applicable requirements of Commission Regulation 1.35(b)(5) are met. The Confirmation, together with any underlying previously-negotiated freestanding agreements between the counterparties (the "**Terms Incorporated by Reference**") shall, taken together, for purposes of Commission Regulation 37.6(b), comprise all of the terms of such Swap and serve as the Confirmation of such Uncleared Swap and that the provisions of Rule 412(b)(4) shall govern any conflicting terms of any underlying previously negotiated freestanding agreement between the counterparties, for both Commodity Swaps and SB Swaps Upon receipt of a Confirmation, counterparty or the designee authorized by counterparty at their Broker Firm Participant, as applicable, shall, as soon as practicable, review the contents of such Confirmation and promptly report any errors or omissions to the SEF. Counterparties shall maintain all records of such previously-negotiated freestanding agreements in accordance with Federal Regulation (including CFTC Regulations 1.31, 1.35, 18.05, 43.3(h), and 45.2) and the Rules.

   (1) Upon request by Tradition SEF, counterparties to a transaction shall provide Tradition SEF with any underlying previously-negotiated freestanding agreements between the counterparties.

   (2) Upon request by the Commission to Tradition SEF, counterparties to a transaction shall provide Tradition SEF with any underlying previously-negotiated freestanding agreements between the counterparties and such documents shall be furnished to the Commission as soon as they are available.

   (3) In satisfaction of the obligations imposed on Tradition SEF pursuant to CFTC Regulation 37.6(b), counterparties to a transaction hereby agree that the provisions of Rule 412(b)(4) shall govern any conflicting terms of any underlying previously-negotiated freestanding agreement between the counterparties, for both Commodity Swaps and SB Swaps.

   (4) In the event of any conflict between the terms of: (x) a Confirmation; and (y) any underlying previously-negotiated freestanding agreement between the counterparties to a transaction, the terms of the Tradition SEF-provided Confirmation under CFTC Regulation 37.6(b) shall legally supersede any conflicting terms in such previous agreement, for both Commodity Swaps and SB Swaps. The Confirmation sent to the applicable counterparties shall state the same.

(c) Tradition SEF shall transmit a Confirmation for a Swap that is executed as a block trade in accordance with Rule 509 after such block trade is reported to Tradition SEF.

(d) Information contained on a Confirmation to a transaction shall be considered confidential by and between the counterparties to a transaction, Tradition SEF, and any relevant Authorized Broker or service providers to Tradition SEF, and is not for dissemination outside of those relationships with the exception of any applicable regulatory requirements of Tradition SEF or any other requirement of legal process or law.

(e) For Transactions submitted by an Authorized Broker on behalf of a Broker Firm Participant for execution on Tradition SEF, each Broker Firm Participant shall cause its Customer to consent in writing that Tradition SEF is permitted to (i) send Confirmations of such Transactions to the authorized designee at its respective Broker Firm Participant and (ii) accept such Confirmations on Customer's behalf.

(f) Any Participant or Customer executing a Prime Broker Transaction must notify the Prime Broker as soon as technologically practicable of each Prime Broker Trade executed pursuant to the Rules of Tradition SEF to which the Prime Broker is a counterparty, and provide to the Prime Broker the Confirmation for the Prime Broker Trade issued by Tradition SEF.

CHAPTER 5
TRADING PRACTICES AND BUSINESS CONDUCT

RULE 501 Scope

This Chapter 5 applies to all Swap transactions executed on or through a Platform pursuant to the Rules of Tradition SEF. Additional requirements, specific to transactions in certain products, shall be set forth in the applicable Platform Supplement for each Platform.

RULE 502 Procedures

(a)   With respect to trading on or through a Platform, Tradition SEF may adopt, without limitation, procedures relating to transactions in Swaps and trading on the Platform, including procedures to:

        (1)   determine the daily settlement price of a Swap;

        (2)   disseminate the prices of bids and offers on, and trades in, Swaps;

        (3)   record, and account for, Swaps and SEF Activity;

        (4)   perform market surveillance and regulation on matters affecting Swaps and SEF Activity;

        (5)   establish limits on the number and/or size of Orders that may be submitted by a Participant or Customer through the Platform;

        (6)   establish limits on the number of Swaps that may be held by a Participant or Customer; and

        (7)   establish a limit on the maximum daily price fluctuations for any Swap and provide for any related restriction or suspension of trading in the Swap.

(b)   Tradition SEF may, in its discretion and at any time, amend any procedures adopted pursuant to Rule 502(a), and will publish the amendments in a Participant Notice or in any other manner determined appropriate by Tradition SEF.

(c)   Surveillance of SB Swaps shall be in accordance with Rule 821(a) of Regulation SE.

RULE 503 Business Days and Trading Hours

The Trading Hours for each Platform shall be as set forth in the applicable Platform Supplement or Notice to Participants.

Unless specified otherwise in a Platform Supplement, Notice to Participants or as provided in Rule 208 with respect to Emergencies, Tradition SEF, LLC will operate Business Days as follows:

Tradition SEF will operate on days which are Business Days in Hong Kong, Singapore, Tokyo, London and New York. For purposes of determining if a day is a New York Business Day, such day may not be a SIFMA-recommended full day holiday.

Days are calculated by reference to Eastern Prevailing Time in the United States on any day on which Tradition SEF is operating.

Access for Pre-arranged off-facility Permitted Transactions or Block trades: 24 hours.

Days subject to early close in any jurisdiction will constitute Business Days regardless.

Tradition SEF reserves the right to close on different days or times if requested or required to do so by the CFTC, or where there is a force majeure event, such as a natural disaster, hurricane, flooding, terrorist attack, act of war, bomb threat, power outage, pandemic or epidemic, interruption in telecommunications or internet services or services by network service providers, or otherwise, affecting the above-mentioned location generally, any relevant market infrastructure (such as Clearing Houses, payment and clearing systems or SDRs) or Tradition SEF's facilities in particular.

RULE 504 Execution Methods

(a) For Required Transactions, other than Block Trades, Tradition SEF may facilitate the execution of Orders through its Order Book, through RFQ, where available, as RFQ is set forth in each applicable Platform Supplement, or via Request for Continuous Stream (as described in the Trad-X Platform Supplement).

   Participants may enter bids/offers for Required Transactions into the Order Books: (i) directly via a trading Platform GUI, (ii) directly via API, where available or (iii) through a Broker Firm Participant or directly through IM, telephone or other acceptable form of communication with a SEF Execution Specialist. Orders for Required Transactions must contain the economic and other information pursuant to Rule 506 and Rule 510(c).

   Required Transactions execution protocols as described in Rule 504 (a) are not applicable to SB Swaps.

(b) For Permitted Transactions including SB Swaps, Tradition SEF may facilitate the execution of transactions as follows:

   (1) Permitted Transactions may be privately negotiated or arranged apart from Tradition SEF and entered into a SEF Trade capture system or GUI for which an Authorized Trader or Authorized Broker has been granted access, or presented to Tradition SEF for execution pursuant to Rule 529 through communication with a SEF Execution Specialist via IM, telephone or other acceptable form of communication.

   (2) Orders for non-cleared Permitted Transactions may be entered into the Permitted Transaction Order Book through interaction with a Broker Firm Participant that has been granted agency access to the Order Book, or directly through IM, telephone or other acceptable form of communication with a SEF Execution Specialist. Participants may request access rights to view and monitor Orders in the Order Book over the internet by requesting access through email communication at tradsefob@tradition.com.

   (3) Orders for Permitted Transactions in Interest Rate Swaps and Credit Default Swaps may be entered into the Order Books provided by the Trad-X and StreamGlobal Platforms respectively, pursuant to the Rules in their respective Platform Supplements.

   (4) Permitted Transactions may be executed via electronic RFQ as set forth in a Platform Supplement, if electronic submission is supported by such Platform.

(c) Orders or prearranged Permitted Transactions must contain the economic and other information pursuant to Rule 506 and Rule 510(c).

(d) Block trades are presented to Tradition SEF for execution pursuant to Rule 529 through communication with a SEF Execution Specialist via IM, telephone or other acceptable form of communication.

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RULE 505 Platform Order Books

    (a)   A Participant or Customer may transmit Orders to the Platform Order Books electronically or through a Broker Firm Participant or through a SEF Execution Specialist.

    (b)   Unless otherwise stated in a Platform Supplement, the Platform Order Books use a Price/Time priority model (also known as the First In, First Out or FIFO method). Under the Price/Time priority model, bid (offer) Orders will be matched with the earliest offer (bid) Order to arrive in the Platform at the best price. If there are multiple bid and offer Orders that have the same price, the earliest to arrive in the Platform will be the offer (bid) Order to which the bid (offer) Order is matched.

    (c)   All Orders submitted to a Platform Order Book will be processed in accordance with the Order Types made available and defined by Tradition SEF from time to time.

    (d)   A Platform also may facilitate the matching of Orders through a series of auction-based Order Book functions made available on the Platforms. Operation characteristics of the auctions may vary by Platform and will be set forth in the applicable Platform Supplement.

RULE 506 Order Types; Submission and Procedures

Tradition SEF, in its sole discretion, may modify the Order Types available for execution, and alter the associated procedures for such Order Types on any Platforms including but not limited to establishing limits or minimums on the number and size of Orders or minimum quote increments. Orders shall include the following information: the price or yield; quantity; underlying product, instrument or index; maturity or expiration month or date of the instrument to be traded; an account identifier; for Options, put or call (or strategy) and strike price; Order submitter's entity name (counterparty) and, the Order submitter's Authorized Trader's or Broker' User ID. Orders may be submitted to a Platform using such methods set forth in the applicable Platform Supplement. Order types available on Platforms may include, but are not limited to:

    (a)   **Contingent Order** – Is an Order involving the simultaneous execution of two or more transactions or an Order whose execution depends upon the execution and/or price of another financial instrument.

    (b)   **Limit Order** – Is an Order to buy or sell at a price and quantity no worse than that pre-determined by the Participant when submitting the Order. After submission, any notional amount on a Limit Order that is not executed pursuant to the request of the Participant or Customer shall remain as executable in the Order Book until withdrawn by the Participant or Customer or the end of the Trading Day, whichever is sooner.

    (c)   **Good Till Cancel (GTC)** – Is an Order which will participate in all normal trading sessions until cancelled by the Participant or Customer. The Order is cancelled at the end of the Trading Day on which it was submitted.

    (d)   **Market Order** – Is an Order that will execute against any available Orders in the opposite side of the Order Book, on a price-time priority, until the Order is fully executed or all available liquidity exhausted, whichever comes first.

    (e)   **Immediate or Cancel (IOC)** – Is an Order that will either be immediately executed or cancelled.

    (f)   **Timed Order (GTT)** – Is an Order which will participate in a normal trading session until the time specified is reached, at which time the Order will be cancelled, even if the current (active) trading session has not finished. The Order is cancelled at the end of the Trading Day on which it was submitted.

    (g)   **All or None (AON)** – Is a Limit Order where only the entire submitted size is available for execution.

(h) **Iceberg** – Is a Limit Order that is comprised of a visible portion, which is a conventional Limit Order and a hidden portion, which is submitted as a follow on Limit Order when the initial, visible portion is fully executed.

(i) **One Cancels Other (OCO)** – Is a Limit Order that is linked to one or more other Orders by the Participant with the linked Order being cancelled when any other Order in the same OCO group is fully or partially executed.

(j) **Fill or Kill** – Is an Order which will be executed in full immediately upon receipt, or cancelled in full. However, full execution of the Order size may be validly achieved through fills with more than one Participant.

(k) **Trade at Settlement (TAS)** – Is an Order for a fixed volume in a contract, at a price or premium equal to the daily settlement price or index fixing price, or a specified differential above or below the daily settlement price or index fixing price, for the contract on a Trading Day. The actual TAS Transaction price or premium is determined subsequent to the Transaction, based upon the daily settlement price or index fixing price of the contract.

(l) **Disregard Tape (DRT)** – Absent any restrictions, a DRT (Not-Held Order) means any Order giving a Person complete discretion over price and time in execution of an Order, including discretion to execute all, some or none of this Order.

RULE 507 Request for Quote and Request for Continuous Stream [Note: Rule 507 applies to Commodity Swaps only; RFQ and RFCS are not offered for SB Swaps.]

(a) Participants and Customers may initiate and respond to RFQs for both Required Transactions and Permitted Transactions through communications with a SEF Execution Specialist, or electronically if electronic submission is supported by the relevant Platform. The RFQ should include a product and a size. Request for Continuous Stream ("RFCS") is only available where electronic streaming is supported by the relevant Platform. RFQs and RFCSs are processed independently from the Order Book, except as set forth in paragraph (4) below.

    (1) Participants and Customers, and Broker Firm Participants acting on behalf of a Participant or Customer may submit RFQs or RFCSs to Tradition SEF which will be transmitted to no fewer than the regulatory required minimum number of market participants as set forth by (i) the CFTC from time to time with respect to Tradition Commodity SEF or (ii) the SEC from time to time with respect to Tradition SBSEF. Market participants shall be notified of RFQs by SEF Execution Specialists, or notified electronically, if electronic RFQ is supported by the relevant platform. Market participants shall be notified of RFCSs electronically through the appropriate Platform.

    (2) Responses by market participants to an RFQ or RFCS that are made by Affiliates of, or are controlled by, the initiator of the RFQ are deemed invalid as a response and shall not be counted toward the regulatory required minimum number of market participants, unless the response of the Affiliate or controlled Person is on behalf of a Customer of such Affiliate or controlled Person.

    (3) Responses to an RFQ or RFCS must be for a firm quantity and price. Responses to RFQs shall be reflected to the RFQ requestor through communications from a SEF Execution Specialist, or electronically if electronic submission is supported by the relevant Platform, Responses to RFCSs shall be reflected to the RFCS requestor electronically . Responses to RFQs and RFCSs shall only be transmitted to the initiator of the RFQ or RFCS or to the Participant acting on behalf of the initiator of the RFQ or RFCS who will in turn only transmit responses to the initiator of the RFQ or RFCS.

(4)   Upon receipt of the first response to an RFQ, Tradition SEF will communicate such response and any resting Order on the Order Book pertaining to the same instrument to the initiator of the RFQ or to a Participant acting on behalf of the initiator of the RFQ. The preceding sentence does not apply to RFCS responses.

(5)   Upon receipt of a satisfactory number of responses and any Order Book resting Bid or Offer the initiator of the RFQ or RFCS may choose to:

(i)   Execute on any of the valid responses;

(ii)   Make a counter offer to received responses but such counter offer must be transmitted to no fewer than the regulatory required minimum number of Participants as set out by the CFTC or SEC, as applicable, from time to time; or

(iii)   Not transact on any of the received responses and withdraw the RFQ or RFCS at that time.

(6)   A requestor may cancel an RFQ or RFCS at any time during the RFQ or RFCS process by notifying a SEF Execution Specialist or by electronic means if electronic submission is supported by the relevant platform.

(b)   A Swap in the RFQ (or RFCS process as described in Platform Supplement S-1), whether a Cleared Swap or an Uncleared Swap, is deemed to be executed at the time the initiator of the RFQ or RFCS accepts the response to the RFQ from the responder to the RFQ or the RFCS, or the relevant response from the Order Book.

RULE 508 Work-Up Process

Upon execution of a Swap via the Order Book, RFQ, or Request for Continuous Stream, Tradition SEF may make available a work up process. Any transactions executed in a work-up process may only be executed for the same product at the same price and with the same terms other than size as the initial Trade, for which details were previously submitted to a SDR and made publically available prior to the work-up process. Any resting bids or offers on the Order Book equal to or better than the initial Trade price shall be included in the work-up session. Operational characteristics of the work up process may vary by Platform and are set forth in the applicable Platform Supplement.

RULE 509 Block Trades

(a)   Tradition SEF shall designate the Swaps in which Block Trades shall be permitted. The minimum quantity thresholds for such Swaps shall be the "appropriate minimum block size" as established by the CFTC from time to time and in accordance with CFTC Regulation 43.6.

(b)   The following shall govern Block Trades:

(1) A Block Trade must be for a quantity that is at or in excess of the appropriate minimum block size. Pursuant to CFTC Regulation 43.6(h)(4), when determining whether a swap Transaction denominated in a currency other than U.S. dollars qualifies as a Block Trade, Tradition SEF shall refer to currency exchange rates that are widely accepted by the market, and widely published within the preceding two Business Days from the date of execution of the swap Transaction in order to determine such qualification.

(2) Spread trades may be executed as Block Trades, provided that the quantity of each leg of the spread meets its applicable appropriate minimum block size.

(3) A Participant, Authorized Trader, Authorized Broker acting for another Person shall not execute any Order by means of a Block Trade for such Person unless such Person has specified that the Order be executed as a Block Trade.

(4) The price at which a Block Trade is executed must reflect (i) the size of the Block Trade, (ii) the prices and sizes of other transactions in the same contract at the relevant time, (iii) the prices and sizes of transactions in other relevant markets, including without limitation the underlying cash market or related swaps markets, at the relevant time, and (iv) the circumstances of the markets or the Participants to the Block Trade.

(5) If a Block Trade in a product listed for trading on Tradition SEF is arranged or executed outside of Tradition SEF, or if parties to a Transaction that qualifies as a Block Trade elect and notify Tradition SEF to have such Transaction treated as a Block Trade, one of the Persons or the Participant, Authorized Broker, Authorized Trader acting on behalf of one of the Persons to the Block Trade must ensure that each Block Trade is reported to Tradition SEF in such a way that ensures that Tradition SEF is able to meet its obligation to report the Block Trade to an SDR as soon as technologically practicable after execution and within the time limit set forth below in subsection (c). The Block Trade report must include the description of the underlying asset as required by section 43.4(d)(2), expiration date, quantity, the actual notional or principal amount of the Block Trade, Clearing Firms, and time of execution. For unwind trades, the Block Trade report must include the originally-issued Trade identification convention (i.e., Trade ticker convention), price, effective date, expiration date, quantity, Clearing Firms, and time of execution. Tradition SEF shall promptly publish such information separately from the reports of transactions in the regular market.

(6) Block Trades executed on Tradition SEF must not be facilitated through Tradition SEF's order book. Block Trades may be executed through the RFQ system and must satisfy the conditions of Rule 509. Such Block Trades shall not be subject to the minimum participant requirement set forth in CFTC Regulation 37.9(a)(3).

(7) Trades above the appropriate minimum block size may occur on the Tradition SEF's Order Book; however such Trades will not receive treatment as Block Trades and will not be afforded a reporting time delay.

(8) Block Trades must be reported to Tradition SEF in accordance with an approved reporting method.

(9) Participants, Authorized Traders and Authorized Brokers involved in the execution of Block Trades must maintain a record of the Transaction in accordance with Rule 402.

(c)   The timing for reporting of Block Trades shall be as established in a Participant Notice but in no event shall be more than 8 minutes after the parties have agreed to the terms of such Block Trade.

(d)   All Orders executed in accordance with Rule 509, unless otherwise exempted by Rule, are subject to the following recordation requirements.

(1)   At the time of execution, every Order received from a Participant or Customer must be in the form of a written or electronic record and include an electronic timestamp reflecting the date and time such Order was received and must identify the specific account(s) for which the Order was placed.

(2)   Such record shall also include an electronic timestamp reflecting the date and time such Order was executed or cancelled.

(e)   Except as otherwise provided in Rule 509(f) below, the aggregation of orders for different accounts in order to satisfy the minimum Block Trade size or the cap size requirement is prohibited.

(f)   Aggregation of orders for different accounts in which the entire order may be considered a Block Trade is permissible if done by a person who:

> (1)   Is a commodity trading advisor registered pursuant to section 4n of the CEA, or exempt from registration under the CEA, or a principal thereof, who has discretionary trading authority or direct client accounts,
>
> (2)   Is an investment advisor who has discretionary trading authority or direct client accounts and satisfies the criteria of § 4.7(a)(2)(v) of the Commission's regulations, or
>
> (3)   Is a foreign person who performs a similar role or functions as the persons described in 43.6(h)(6)(i)(A) or (B) of this section and is subject as such to foreign regulation; and,
>
> (4)   Has more than $25,000,000 in total assets under management.

(g)   Tradition SEF shall report Required Swap Creation Data and Swap Transaction and Pricing Data of each Block Trade to a registered Swap Data Repository in accordance with Rule 512.

RULE 510 Recordkeeping Requirements for Entering Orders into the Platform

(a)   <u>General Requirements</u>.

> (1)   Each Authorized Trader entering Orders into the Platform shall input for each Order:
>
> > (i)   the User ID assigned him by Tradition SEF,
> >
> > (ii) the price or yield, quantity, product, maturity or expiration month or date, customer type indicator code and account number (except as provided in Section (d)), and, for Options, put or call and strike price.
> >
> > (iii) The Authorized Trader's User ID must be present on each Order entered.
>
> (2)   With respect to Orders received by an Authorized Trader that are capable of being immediately entered into the Platform, no record other than that set forth above need be made. However, if an Authorized Trader receives an Order that cannot be immediately entered into the Platform, the Authorized Trader must prepare a written Order and include the account designation, date, an electronic timestamp reflecting the time of receipt and other information required pursuant to section (a) above. The Order must be entered into the Platform when it becomes executable.

(b)   <u>Audit Trail Requirements</u>.

Participants that directly connect to, or that provide connectivity to, any Platform are responsible for maintaining, or causing to be maintained (including causing Customers to whom a Participant has provided Direct Customer Access connectivity to a Tradition SEF Platform to maintain), an Order routing/front-end audit trail ("**Audit Trail**") for all electronic Orders, including Order entry, modification, cancellation and responses to such messages, entered into the Platform through any gateway to the Platform. The Audit Trail must contain all Order receipt, Order entry, Order modification, and response/receipt times to the highest level of precision achievable by the operating system, in accordance with applicable requirements for electronic Orders and no more than one second for non-electronic Orders. The times captured must not be able to be modified by the Person entering the Order. The data must also contain all Fix Tag information and fields which should include, but is not limited to the following: A record of all fields relating to Order entry, including Transaction date, product, SEF code, expiration month, quantity, Order Type, Order Qualifier, price, buy/sell indicator, stop/trigger price, Order number, unique Transaction number, account number, session ID, operator ID, host Order number, trader Order number, Clearing Firm, type of action, action status code, customer type indicator, origin, and timestamps. For executed Orders, the Audit Trail must record the execution time of the Swap along with all fill information.

> (1)   Participants must maintain Audit Trail information as required by Federal Statute, CFTC Regulations 1.35, 23.201, 23.202 and 23.203, or Rule 819(f) of Regulation SE, as applicable, and these Rules and must have the ability to produce this data in a standard format upon request of the Market Regulation Department.

(2) A Participant whose Customer is itself a Participant may agree with such Customer that it is the Customer's obligation to maintain the Audit Trail for such Customer's Orders. Any such agreement shall be in writing, and a copy of such agreement shall be provided to Tradition SEF.

(c) In addition to the requirements set forth in paragraphs (a) and (b), each Participant, Broker Firm Participant, Customer, Authorized Trader, Authorized Broker and Authorized Agent that submits an Order to buy or sell a Swap shall include with each such Order sufficient information to enable Tradition SEF to report all swap creation data required under Part 45 of CFTC Regulations as Tradition SEF may request from time to time, including the following information (to the extent such information is not provided by the Platform):

(1) the Legal Entity Identifier of the Participant or Customer placing the Order;

(2) a yes/no indication of whether the Participant or Customer is a Swap Dealer with respect to the Swap for which the Order is placed;

(3) a yes/no indication of whether the Participant or Customer is a Major Swap Participant with respect to the Swap for which the Order is placed;

(4) a yes/no indication of whether the Participant or Customer is a financial entity as such term is defined in Section 2(h)(7)(C) of the Act;

(5) a yes/no indication of whether the Participant or Customer will elect the clearing requirement exception in Section 2(h)(7) of the Act for any Swap resulting from the Order, if applicable;

(6) a yes/no indication of whether the Participant or Customer is a U.S. person; and

(7) if the Swap will be allocated:

(i) an indication that the Swap will be allocated; and

(ii) the Legal Entity Identifier of the agent;

(iii) an indication of whether the Swap is a post-allocation swap; and

(iv) if the Swap is a post-allocation swap, the unique swap identifier of the original Transaction between the reporting counterparty and the agent.

Post-allocation Swaps shall be respectively effected and reported in accordance with the rules of the Clearing House and Swap Data Repository and in accordance with Parts 43 and 45 of the CFTC Regulations.

(d) Customer Type Indicator (CTI) Codes. Each Participant must identify each Transaction executed on the Platform on the record of transactions submitted to Tradition SEF with the correct CTI code. The CTI codes are as follows:

    (1) CTI 2- Swaps executed for the Proprietary Account of a Clearing Firm or a Participant that is not an individual.

    (2) CTI 4- Any Transaction not meeting the definition of CTI 2.

(e) Each Participant, Customer or Authorized Agent must create and maintain records of their SEF Activity, which records shall include, at a minimum, the index or instrument used as a reference price, the underlying commodity, and related derivatives markets. Each Participant, Customer or Authorized Agent shall make such records available, upon request, to the SEF or, if applicable, to its regulatory service provider, and to the Commission. In the course of a Trade practice surveillance or market surveillance investigation into any trading activity involving post-Trade allocations, Tradition SEF will ascertain whether a post-Trade allocation was made, and if so, Tradition SEF will request, obtain and review the post-Trade allocation information as part of its investigation.

RULE 511 Trade Cancellations and Price Adjustments

(a) Trade Cancellations and Price Adjustments by Tradition SEF

Tradition SEF may cancel any Trade, correct or adjust Trade prices in accordance with the Rules (if any) set forth in the applicable Platform Supplement for trades that are the result of unauthorized Traders or the failure of a SEF Platform function, or when such action is necessary to mitigate market disrupting events caused by improper conduct or erroneous trading behavior, or if allowing the Trade to stand as executed would have a material adverse effect on the integrity of the market. Any Trade price adjustments or Trade cancellations shall be transparent to the market and subject to standards including, but not limited to: transactions entered into in the name of a Participant or Customer without the knowledge or authority of such a Participant or Customer, or entered into by an Authorized Trader or Authorized Broker after a notification to disable an Authorized Trader's or Authorized Broker's access to the SEF Platforms has been received by Tradition SEF in accordance with the applicable procedures set out in the Rules or Platform Supplements; a Trade executed as a result of an order entering a SEF Platform as a result of a failure of an Order Input Collar, Order Size Collar, or failure of a House Limit Function or other credit or clearing limit function; or which is executed at a price outside of the current bid and offer for the Product; or which is manifestly erroneous.

(b) Trade Cancellations and Price Adjustments at Request of Participants

The Participants involved in erroneous Trades of Uncleared Swaps, other than a Prime Broker Transaction, may mutually agree to cancel the erroneous Trade or to correct or adjust the erroneous Trade. Tradition SEF will cancel, correct or adjust the erroneous Trade as instructed by the affected Participants. A Prime Broker Trade may be canceled in accordance with Rule 511(c).

Tradition SEF may cancel any Trade, correct or adjust Trade prices in accordance with the Rules (if any) set forth in the applicable Platform Supplement for trades that are the result of a request by a Participant that is a counterparty to a Prime Broker Trade. The Participant must request cancellation by sending a cancellation message to Tradition SEF. The cancellation message must state the USI of the Prime Broker Trade, name and contact information of the Prime Broker for the Prime Broker Trade and the reason for cancellation. If the Prime Broker confirms the cancellation, and if Tradition SEF determines that the cancellation satisfies the conditions of this Section, Tradition SEF will cancel the Prime Broker Trade.

(c)   Trade Cancellations and Price Adjustments at Request of Prime Brokers

A Prime Broker shall have the right to cancel, correct or adjust Prime Broker Transactions or prices with its client in accordance with the Execution Agreement between the Prime Broker and its client for reasons such as (i) that is executed in excess of the limit, terms or parameters established by the Prime Broker with respect to the Prime Broker Transaction, (ii) because the Prime Broker Transaction was executed by or with a Person that was not authorized by the Prime Broker, or (iii) because the Prime Broker Transaction was executed for an unauthorized product. A Prime Broker may not cancel a SEF executed Prime Broker / counterparty transaction without the consent of counterparty and Tradition SEF. The Prime Broker must request cancellation by sending a cancellation message to Tradition SEF immediately upon discovery of the reason to request cancellation or adjustment, but not later than two Business Days after the date of the transaction. The cancellation message must state the USI of the Prime Broker Transaction and the reason for cancellation. If Tradition SEF determines that the cancellation satisfies the conditions of this Section, Tradition SEF will cancel the Prime Broker Transaction.

Each Prime Broker that wishes to have the ability to instruct Tradition SEF to cancel or adjust Trade prices in accordance with this Rule must enter into an agreement with Tradition SEF.

RULE 512 Swap Data Reporting

(a)   Tradition SEF will report Required Swap Creation Data pursuant to Part 45 of CFTC Regulations and Swap Transaction and Pricing Data pursuant to Part 43 of CFTC Regulations to an SDR for each Swap as soon as technologically practicable after execution. Tradition SBSEF will report SB Swap transaction data pursuant to SEC Regulation SBSR as soon as technologically practicable after execution. Tradition SEF may disclose Swap Transaction and Pricing Data relating to publicly reportable Swap transactions to the market participants of Tradition SEF, prior to the public dissemination of such data by an SDR, but no earlier than the transmittal of such data to an SDR for public dissemination. Such disclosure of Swap Transaction and Pricing Data relating to publicly reportable Swap transactions shall be made on a non-discriminatory basis among Tradition SEF market participants. Tradition SEF shall provide Swap Transaction and Pricing Data to market participants in a form that does not disclose the identities, or otherwise facilitate identification, of the parties to the Swap. All Required Swap Creation Data and Swap Transaction and Pricing Data reported for a Swap reported by Tradition SEF shall be reported to the same SDR. For multi-asset Swaps, Tradition SEF shall report Required Swap Creation Data and Swap Transaction and Pricing Data for each asset class to the same SDR that accepts Swaps in the asset class that Tradition SEF treats as the primary asset class involved in the Swap in accordance with CFTC Regulation 45.3(f).

(b)   Tradition SEF shall report Required Swap Creation Data and Swap Transaction and Pricing Data for interest rate, equity and foreign exchange asset classes to the DTCC Data Repository or CME Swap Data Repository, for commodity asset class to CME Swap Data Repository or ICE Trade Vault, and for the credit asset classes, to ICE Trade Vault, DTCC Data Repository or CME Swap Data Repository, as requested by Participants. Tradition SBSEF will report SB Swap Transaction data to a registered SB Swap Data Repository pursuant to SBSR-related requirements.

(c) The Reporting Counterparty for each Commodity Swap executed pursuant to the Rules shall be established pursuant to CFTC Regulation 45.8, as may be amended from time to time, and shall have the obligations of the reporting party set forth in Part 43 of CFTC Regulations and the reporting counterparty in Part 45 of CFTC Regulations. The Reporting Counterparty for each SB Swap executed pursuant to the Rules shall be established pursuant to SEC Regulation SBSR. The Reporting Counterparty shall receive notification that it is the Reporting Counterparty no later than the time that the counterparties receive a Transaction confirmation from Tradition SEF. If both counterparties to a Swap executed pursuant to the Rules are equal in the hierarchy (for example, both are Swap Dealers), the Reporting Counterparty for such Swap shall be determined in accordance with the Dodd-Frank Act—Swap Transaction Reporting Requirements (version July 15, 2013 or such successor version as may be adopted from time to time published by ISDA), or if an ISDA framework exits, reporting will follow the ISDA framework. Tradition SEF shall publish the ISDA Dodd-Frank Act—Swap Transaction Reporting Requirements document on the Tradition SEF website with the Rulebook. Tradition SEF shall from time to time designate a Swap Data Repository in respect of one or more Swaps and shall notify Participants of such designation. With respect to each Swap Data Repository, Tradition SEF shall use the facilities, methods, or data standards provided or required by each such Swap Data Repository to which Tradition SEF reports the data.

(d) Each Participant: (i) authorizes Tradition SEF to send Required Swap Creation Data and Swap Transaction and Pricing Data on its behalf and, if applicable, on behalf of its Customers to the relevant Swap Data Repository and agrees to take all such actions as are deemed necessary or required by such Swap Data Repository to facilitate or confirm such authorization; and (ii) consents to the maintenance of such Required Swap Creation Data and Swap Transaction and Pricing Data by the relevant Swap Data Repository.

(e) Should a registered SDR incur an operational problem and Tradition SEF receive notice that the SDR was unable to receive and hold in queue Swap Transaction and Pricing Data, Tradition SEF shall hold in cue and report the data to the registered SDR upon receiving notice that the SDR has resumed normal operations.

(f) After the execution of a Swap, Tradition SEF shall (1) timestamp Swap Transaction and Pricing Data relating to such Swap with the date and time, to the nearest second of when Tradition SEF (a) receives data from a swap counterparty; and (b) transmits such data to a Swap Data Repository for public dissemination; and (2) generate and assign a unique swap identifier that contains the unique alphanumeric code assigned to Tradition SEF by the CFTC and an alphanumeric code generated and assigned to the Swap by Tradition SEF's automated systems, which shall be unique with respect to all such codes that Tradition SEF generates and assigns, at, or as soon as technologically practicable following, the time of execution of the Swap, and prior to the reporting of Required Swap Creation Data and Swap Transaction and Pricing Data. As soon as technologically practicable after a Swap's execution, Tradition SEF shall electronically transmit the unique swap identifier and the identity of the SDR to which Tradition SEF has reported Required Swap Creation Data and Swap Transaction and Pricing Data to (1) each counterparty to the Swap; and (2) the Derivatives Clearing Organization, if any, to which the Swap is submitted for clearing, as part of the Required Swap Creation Data and Swap Transaction and Pricing Data transmitted to the Derivatives Clearing Organization for clearing purposes.

(g) Tradition SEF shall use the Unique Product Identifier issued by the Derivatives Service Bureau Limited ("**DSB**") for swaps and/or product description used by an SDR to which a Swap is reported in all recordkeeping and Swap data reporting pursuant to CFTC Regulation 45.7(c)(2).

(h) SB Swap transaction Counterparties shall report SB Swap Transaction data as required by Regulation SBSR.

(i)   Tradition SBSEF shall make public on its website a Daily Market Data Report that complies with the requirements of SEC Regulation SE Rule 825(c), and shall keep each containing timely information on price, trading volume, and other trading data on SB Swaps executed on Tradition SBSEF pursuant to SEC Regulation SE Rule 825(c) and shall keep each Daily Market Data Report available on its website in the same location as all other Daily Market Data Reports for no less than one year after the date of first publication.

RULE 513 Correction or Cancellation of Swap Data

Participants and Customers that become aware of an error or omission in Required Swap Creation Data or Swap Transaction and Pricing Data for a Swap shall promptly submit corrected data to Tradition SEF and, if the error or omission relates to a Block Trade, the counterparty to such Block Trade.

If Tradition SEF becomes aware of an error or omission in the Swap Transaction and Pricing Data reported with respect to such Swap, or receives notification from the Reporting Counterparty, Tradition SEF shall submit corrected data to the same registered SDR as soon as technologically practicable after discover of the error or omission and receipt of the corrected data. For Cleared Swaps, if Tradition SEF becomes aware of, or receives notification from the Reporting Counterparty about, any error or omission in the Cleared Swap's Transaction and Pricing Data reported with respect to such Cleared Swap, then Tradition SEF shall promptly notify the applicable Clearing Firm and the procedures under Rule 703 may be applied under the circumstances addressed in that Rule. No Person, including the SEF, shall submit or agree to submit a cancellation or correction for the purpose of re-reporting Swap Transaction and Pricing Data in order to gain or extend a delay in public dissemination of accurate Swap Transaction and Pricing Data or to otherwise evade reporting requirements.

RULE 514 Adherence to Rules and Applicable Law

It shall be a violation for any Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent, Supervised Person or Independent Software Vendor to violate any Rule, provision of Federal Statute, applicable Federal Regulation or other Applicable Law or any agreement made with Tradition SEF or Tradition SBSEF, or to engage in fraud, dishonourable or dishonest conduct, or in conduct which is inconsistent with just and equitable principles of Trade.

RULE 515 Supervision

(a)   Each Participant shall establish, maintain and administer reasonable supervisory procedures to monitor the compliance of its Authorized Traders, Authorized Brokers, Authorized Agent and Supervised Persons with the Rules and any applicable provisions of Federal Statute or Federal Regulation, and such Participant may be held accountable for the actions of such Authorized Traders, Authorized Brokers, Authorized Agent or Supervised Persons.

(b)   Each Customer shall establish, maintain and administer reasonable supervisory procedures to monitor the compliance of any representatives or agents under the control of such Customer with the Rules and any applicable provisions of Federal Statute or Federal Regulation, and such Customer may be held accountable for the actions of such representatives or agents.

RULE 516 Fraudulent Acts Prohibited

No Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent or Supervised Person shall engage in, or attempt to engage in any fraudulent act or engage, or attempt to engage in any manipulative device, scheme or artifice to defraud, deceive, trick or mislead in connection with or related to any SEF Activity or other activity related to the Clearing House.

RULE 517 Fictitious, Wash, Accommodation or Non-Competitive Transactions Prohibited

(a)   No Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent or Supervised Person shall create fictitious transactions, wash transactions, accommodation transactions, or non-competitive transactions (except as otherwise authorized by the Rules), or execute any such Order with knowledge of its nature as a fictitious Transaction, wash Transaction, accommodation Transaction or non-competitive Transaction.

(b)   The following requirements shall apply to all Swap transactions, including Block Trades, between Affiliates:

   (1)   The Trade price must be based on a competitive market price, and each Affiliate Trade must reflect: (a) the size of the Trade; (b) the prices and sizes of other transactions in the same contract at the relevant time; (c) the prices and sizes of transactions in other relevant markets, including without limitation the underlying cash market or related swaps markets, at the relevant time; and (d) the circumstances of the markets or the Participants to the Trade;

   (2)   Each party must have a separate and independent legal bona fide business purpose for engaging in the Trade; and

   (3)   Each party's decision to enter into the Trade must be made by a separate and independent decision maker.

RULE 518 Market Disruption Prohibited

Orders entered into the Platform for the purpose of market manipulation or market disruption associated with any Swap or creating a condition in which prices do not or will not reflect fair market values are prohibited. If Participant or Customer, or any of their respective Authorized Traders or Supervised Persons, or designated Authorized Agents, makes or assists in entering any such Order with knowledge of the purpose thereof or who, with such knowledge, in any way assists in carrying out any plan or scheme for the entering of any such Order, they will be deemed to have engaged in an act detrimental to Tradition SEF or Tradition SBSEF.

RULE 519 Market Manipulation Prohibited

No Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent or Supervised Person shall attempt to manipulate or manipulate the price of any Swap, including, without limitation, engaging in activity in violation of CEA Sections 4c(a)(5) and 9(a)(2), Commission Regulations 180.1(a) and 180.2, or Exchange Act Rule 9j-1 or, consistent with Rule 819(d)(1) of Regulation SE, engage in abusive trading practices on Tradition SEF. Tradition SBSEF prohibits abusive trading practices on its markets by Participants consistent with Rule 819(d)(1) of Regulation SE.

RULE 520 Disruptive Trading Practices Prohibited

No Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent or Supervised Person shall engage in any trading, practice, or conduct that constitutes a "disruptive trading practice," as such term is defined by Section 4c(a)(5) of the Act, described in the CFTC's Antidisruptive Practices Authority Interpretive Guidance and Policy Statement, 78 Fed. Reg. 31890 (May 28, 2013), or otherwise prohibited by these Rules.

RULE 521 Prohibition of Misstatements

No Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent or Supervised Person shall make any knowing misstatement of a material fact to Tradition SEF, any SEF Official, or any Board committee or SEF panel.

RULE 522 Acts Detrimental to the Reputation of Tradition SEF Prohibited

No Participant, Customer, Authorized Trader, Authorized Broker, Authorized Agent or Supervised Person shall engage in any SEF Activity that tends to impair the reputation, integrity or good name of Tradition SEF or Tradition SBSEF.

RULE 523 Misuse of the Platform

Misuse of a Platform is strictly prohibited. It shall be deemed an act detrimental to Tradition SEF to permit unauthorized use of any Platform, to assist any Person in obtaining unauthorized access to any Platform, to Trade on any Platform without an agreement and an established account with a Clearing Firm (for cleared trades), to alter the equipment associated with any Platform (except with Tradition SEF's consent), to interfere with the operation of any Platform, to intercept or interfere with information provided thereby, or in any way to use any Platform in a manner contrary to the Rules.

RULE 524 Responsibility for Customer Orders

(a)   A Participant who inadvertently, through error or omission, fails to execute an Order at the time it should have been executed may, upon discovery of such error or omission, execute such Order at the best obtainable price. Unless the Customer that has placed the Order agrees otherwise, such Order shall be executed as promptly as practicable and shall be reported to the Customer at the price at which actually executed. A Participant may not adjust the price at which an Order was executed. A Participant that agrees to compensate a Customer for such an error shall document all such payments, including the amount of any payment and the reason therefore. Such records must be provided to Tradition SEF upon request.

(b)   A Participant may execute an Order to rectify an error as provided in paragraph (a) without prior instructions from the Customer, but this Rule 524 shall not be construed to contravene any instructions received from a Customer respecting any Order prior to its execution.

RULE 525 Withholding Customer Orders Prohibited

No Participant shall withhold or withdraw from the market any Order, or any part of an Order, for the benefit of any Person other than for the Customer for whom the Participant is placing the Order.

RULE 526 Trading Ahead of Customer Orders Prohibited

No Participant shall enter an Order into any Platform for his own account, an account in which he has a direct or indirect financial interest or an account over which he has discretionary trading authority within the same contract, including, without limitation, an Order allowing discretion as to time and price, when such Participant is in possession of any unsubmitted Customer Order that such Platform is capable of accepting.

RULE 527 Trading Against Customer Order Prohibited

(a)   <u>General Prohibition</u>. No Participant in possession of a Customer Order shall take, directly or indirectly, the opposite side of such Order for its own account, an account in which it has a direct or indirect financial interest, or an account over which it has discretionary trading authority, save in the event that the an Affiliate is entering an Order on behalf of a Customer.

(b)   <u>Exceptions</u>. The foregoing restriction shall not apply to the following:

(1)   Block trades executed pursuant to Rule 509;

(2)   Swaps executed pursuant to Rule 529;

(3)   Swaps where the Customer has consented in writing no more than 12 months prior to the Transaction to waive the application of Rule 527 as long as the Participant has clearly notified the Customer that the Participant will take, directly or indirectly, the opposite side of such Order for its own account, an account in which it has a direct or indirect financial interest, or an account over which it has discretionary trading authority. The Participant must clearly identify, by appropriate Order entry system indicator, all such transactions.

RULE 528 Disclosing Customer Orders Prohibited

No Participant shall disclose another Customer's Order to buy or sell except to a designated SEF Official or the CFTC or SEC, and no Participant shall solicit or induce another Participant to disclose Order information. No Person shall take action or direct another to take action based on non-public Order information, however acquired. The mere statement of opinions or indications of the price at which a market may open or resume trading does not constitute a violation of this rule.

RULE 529 Prearranged, Pre-Negotiated and Noncompetitive Transactions Prohibited

(a)   No Person shall prearrange or pre-negotiate any purchase or sale or noncompetitively execute any Swap, except in accordance with Section (b) below. The foregoing restriction shall not apply to Block Trades affected pursuant to Rule 509 or pursuant to the Rules relating to Permitted Transactions.

(b)   Pre-Execution Communications for Swaps Executed on a Platform. Parties may engage in pre-execution communications with regard to transactions executed on the Platform where one party (the first party) wishes to be assured that a contra party (the second party) will take the opposite side of the Order subject to the following restrictions:

(1)   A party may not engage in pre-execution communications with other market participants on behalf of another party unless the party for whose benefit the Trade is being made has previously consented to permit such communications.

(2)   Parties to pre-execution communications shall not:

(i)   disclose to a nonparty the details of such communications or

(ii) enter an Order to take advantage of information conveyed during such communications except in accordance with this rule.

(3)   For Required Transactions, the first party's Order must be entered into the Platform first to expose the Order for a minimum of 15 seconds to the other Participants before the second side of the Transaction (whether for the Participant's own account or for a Customer) can be submitted for execution; and the second party's Order may not be entered into the Platform until a period of 15 seconds has elapsed from the time of entry of the first Order. After such 15 second exposure period has elapsed, the Order must be executed promptly, as soon as technologically practicable thereafter.

RULE 530 Discretionary Orders

No Participant shall submit a Discretionary Order to a Platform for any account of another Person without the prior specific written consent of such other Person to the exercise of such discretion, provided, however, that the restriction set forth in this subparagraph shall not apply to a Discretionary Order for a Proprietary Account of the Participant.

RULE 531 Priority of Execution

Non-discretionary Customer Orders received by a Participant or its Authorized Traders shall be entered into a Platform in the sequence received. Non-discretionary Orders that cannot be immediately entered into a Platform must be entered when the Orders become executable in the sequence in which the Orders were received.

RULE 532 Position Limits and Exemptions

(a)   Tradition SEF may establish position limits for one or more Swaps tradable on Tradition SEF, and grant exemptions from position limits, in accordance with CFTC Regulations. The position limit for a Swap established by Tradition SEF shall not be at a level higher than any limit set by the CFTC for such Swap. The position limit levels applicable to those Swaps with position limits are set forth in the Position Limit Table set forth by Tradition SEF from time to time in a Participant Notice. To reduce the potential threat of market manipulation or congestion, Tradition SEF shall adopt for each of the contracts of the facility, as is necessary and appropriate, position limitations or position accountability levels for speculators.

(b)   A Person seeking an exemption from position limits, including position limits established pursuant to a previously approved exemption, must file the required application with the Market Regulation Department and receive approval prior to exceeding such limits. Notwithstanding the foregoing, a Person who establishes an exemption-eligible position in excess of position limits and files the required application with the Market Regulation Department shall not be in violation of this Rule 532 provided the filing occurs within one (1) Business Day after assuming the position. In the event the positions in excess of the limits are not deemed to be exemption-eligible, the applicant and Clearing Firm will be in violation of speculative limits for the period of time in which the excess positions remained open.

(c)   In order to obtain an exemption from position limits, a Person must:

    (1)   Provide a description of the exemption sought, including whether the exemption is for bona fide hedging positions as defined in CFTC Regulation 1.3(z)(1) or any other applicable CFTC Regulation, risk management positions or arbitrage/spread positions;

    (2)   Provide a complete and accurate explanation of the underlying exposure related to the exemption request;

    (3)   Agree to promptly provide, upon request by the Market Regulation Department, information or documentation regarding the Person's financial condition;

    (4)   Agree to comply with all terms, conditions or limitations imposed by the Market Regulation Department with respect to the exemption;

    (5)   Agree that the Market Regulation Department may modify or revoke the exemption at any time;

    (6)   Agree to initiate and liquidate positions in an orderly manner; and,

    (7)   Agree to promptly submit a supplemental statement to the Market Regulation Department whenever there is a material change to the information provided in the most recent application.

(d)   Nothing in this Rule 532 shall in any way limit:

    (1)   the authority of Tradition SEF to take emergency action; or

       (2)   the authority of the Market Regulation Department to review at any time the positions owned or controlled by any Person and to direct that such position be reduced to the position limit provided for in the Position Limit, Position Accountability and Reportable Level Table.

(e)   A Person who exceeds a position limit as a result of maintaining positions in Swaps at more than one Clearing Firm shall be deemed to have waived confidentiality regarding its positions and the identity of the Clearing Firms at which those positions are maintained.

(f)   For the purpose of determining compliance with the position limits established by Tradition SEF pursuant to this Rule 532, positions in Swaps shall be aggregated in accordance with CFTC Regulation 150.4.

RULE 533 Position Accountability

(a)   Tradition SEF shall establish position accountability levels for Required Transactions available to Trade on Tradition SEF unless Tradition SEF has previously established position limits pursuant to Rule 532. A Participant who holds or controls, or a Participant or Clearing Firm that carries for another Person, aggregate positions in excess of those specified in the Position Accountability Table set forth by Tradition SEF from time to time in a Participant Notice, shall:

       (1)   Provide, in a timely manner upon request by the Market Regulation Department, information regarding the nature of the position, trading strategy, and hedging information to the extent that such activity took place on Tradition SEF, if applicable.

       (2)   Be deemed to have consented, when so ordered by Tradition SEF, not to further increase the positions which exceed the levels specified in the Position Accountability column in the Position Limit, Position Accountability and Reportable Level Table.

       (3)   Initiate and/or liquidate such positions in an orderly manner, in co-ordination with the relevant Clearing House.

(b)   For the purpose of determining compliance with the position accountability levels established by Tradition SEF pursuant to this Rule 533, positions in Swaps shall be aggregated in accordance with CFTC Regulation 150.4.

RULE 534 WITHDRAWN

RULE 535 Market Operations Department

(a)   Support. The Market Operations Department provides Platform support and problem management only to Participants, Authorized Traders and Authorized Brokers. The Market Operations Department provides customer support via a specified telephone number and during specified hours, however, Market Operations Department may not always be available to provide customer support. Persons other than Participants, Authorized Traders and Authorized Brokers must contact their applicable Participant to make support requests.

(b)   Market Operations Department Communications. Tradition SEF shall not be liable for any loss resulting from any inability to communicate with the Market Operations Department. The liability of Tradition SEF for the negligent acts of Market Operations Department staff shall be subject to the limitations and conditions set forth in the limitation of liability rule applicable to each Platform.

RULE 536 Liquidity Provider Programs

Tradition SEF may from time to time establish one or more programs that provide Participants or Customers with incentives for providing meeting trading volume or liquidity thresholds as may be established by Tradition SEF. All Participants and Customers are eligible to become liquidity providers, provided the Participant or Customer can meet the liquidity provider obligations established by Tradition SEF as set forth in a Participant Notice.

RULE 537 Limitation of Liability

(a)   EXCEPT AS PROVIDED BELOW OR AS OTHERWISE SET FORTH IN A USER AGREEMENT, AND EXCEPT IN INSTANCES IN WHICH THE DISCLAIMING PARTY HAS BEEN FINALLY ADJUDICATED BY A COURT OF COMPETENT JURISDICTION TO HAVE ENGAGED IN FRAUD OR WILLFUL MISCONDUCT, IN WHICH CASE THE DISCLAIMING PARTY FOUND TO HAVE ENGAGED IN SUCH CONDUCT CANNOT AVAIL ITSELF OF THE PROTECTIONS IN THIS RULE 537, NEITHER TRADITION SEF, NOR ANY AFFILIATE OF TRADITION SEF, ANY SEF OFFICIAL, THE REGULATORY SERVICES PROVIDER, AND ANY OF THEIR RESPECTIVE MANAGERS, DIRECTORS, OFFICERS, EMPLOYEES , AGENTS, CONSULTANTS, OR SERVICE PROVIDERS (THE "DISCLAIMING PARTY" OR "DISCLAIMING PARTIES") SHALL BE LIABLE TO ANY PERSON FOR ANY LOSSES ARISING FROM:

(1)   ANY FAILURE, MALFUNCTION, FAULT IN DELIVERY, DELAY, OMISSION, SUSPENSION, INACCURACY, INTERRUPTION, TERMINATION, OR ANY OTHER EVENT, IN CONNECTION WITH THE FURNISHING, PERFORMANCE, OPERATION, MAINTENANCE, USE OF OR INABILITY TO USE ALL OR ANY PART OF ANY PLATFORM AND SERVICES OF TRADITION SEF, OR SERVICES, EQUIPMENT OR FACILITIES USED TO SUPPORT SUCH PLATFORM AND SERVICES, INCLUDING WITHOUT LIMITATION ELECTRONIC ORDER ENTRY AND DELIVERY, TRADING THROUGH ANY MEANS, ELECTRONIC COMMUNICATION OF MARKET DATA OR INFORMATION, WORKSTATIONS, PRICE REPORTING SYSTEMS AND ANY AND ALL TERMINALS, COMMUNICATIONS NETWORKS, CENTRAL COMPUTERS, SOFTWARE, HARDWARE, AND FIRMWARE RELATING THERETO; OR

(2)   ANY FAILURE OR MALFUNCTION, FAULT IN DELIVERY, DELAY, OMISSION, SUSPENSION, INACCURACY, INTERRUPTION OR TERMINATION, OR ANY OTHER EVENT, OF ANY PLATFORM OR SERVICE OF TRADITION SEF, OR SERVICES, EQUIPMENT OR FACILITIES USED TO SUPPORT SUCH PLATFORM OR SERVICES, CAUSED BY ANY THIRD PARTIES INCLUDING, BUT NOT LIMITED TO, INDEPENDENT SOFTWARE VENDORS AND NETWORK PROVIDERS; OR

(3)   ANY ERRORS OR INACCURACIES IN INFORMATION PROVIDED BY TRADITION SEF OR ANY PLATFORMS, SERVICES OR FACILITIES; OR

(4)   ANY UNAUTHORIZED ACCESS TO OR UNAUTHORIZED USE OF ANY OF TRADITION SEF'S SYSTEMS, SERVICES, EQUIPMENT OR FACILITIES BY ANY PERSON.

THE FOREGOING LIMITATION OF LIABILITY SHALL APPLY WHETHER A CLAIM ARISES IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, NEGLIGENT MISREPRESENTATION, RESTITUTION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY OR OTHERWISE AND WHETHER THE CLAIM IS BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM. THE FOREGOING LIMITATION OF LIABILITY SHALL BE SUBJECT TO FEDERAL STATUTE AND FEDERAL REGULATION.

(b) EXCEPT AS OTHERWISE SET FORTH IN A USER AGREEMENT, THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS PROVIDED BY TRADITION SEF OR ANY OTHER DISCLAIMING PARTY RELATING TO ANY PLATFORM OR SERVICES OF TRADITION SEF, OR SERVICES, EQUIPMENT OR FACILITIES USED TO SUPPORT SUCH PLATFORMS SYSTEMS OR SERVICES. TRADITION SEF HEREBY SPECIFICALLY DISCLAIMS, OVERRIDES AND EXCLUDES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL IMPLIED WARRANTIES OF MERCHANTABILITY, SATISFACTORY QUALITY, FITNESS FOR A PARTICULAR PURPOSE AND ALL OTHER WARRANTIES, CONDITIONS, OTHER CONTRACTUAL TERMS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE PLATFORMS AND TRADITION SEF SERVICES, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY TRADITION SEF OR ANY OTHER DISCLAIMING PARTY OR OTHERWISE (INCLUDING BUT NOT LIMITED TO, AS TO TITLE, SATISFACTORY QUALITY, ACCURACY, COMPLETENESS, UNINTERRUPTED USE, NON-INFRINGEMENT, TIMELINESS, TRUTHFULNESS, SEQUENCE AND ANY IMPLIED WARRANTIES, CONDITIONS AND OTHER CONTRACTUAL TERMS ARISING FROM TRANSACTION USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) RELATING TO ANY PLATFORM OR SERVICES OF TRADITION SEF, OR SERVICES, EQUIPMENT OR FACILITIES USED TO SUPPORT PLATFORMS OR SERVICES.

(c) EXCEPT AS OTHERWISE SET FORTH IN A USER AGREEMENT, ANY DISPUTE ARISING OUT OF THE USE OF ANY PLATFORM OR SERVICE OF TRADITION SEF, OR SERVICES, EQUIPMENT, OR FACILITIES USED TO SUPPORT SUCH PLATFORM OR SERVICES IN WHICH THE DISCLAIMING PARTY OR DISCLAIMING PARTIES IS A PARTY SHALL BE ADJUDICATED IN ACCORDANCE WITH RULE 808. ANY OTHER ACTIONS, SUITS OR PROCEEDINGS AGAINST THE DISCLAIMING PARTY OR DISCLAIMING PARTIES MUST BE BROUGHT WITHIN TWO YEARS FROM THE TIME THAT A CAUSE OF ACTION HAS ACCRUED.

(d) NOTWITHSTANDING THE FOREGOING, TRADITION SEF MAY ASSUME RESPONSIBILITY FOR DIRECT, OUT-OF-POCKET LOSSES DIRECTLY CAUSED BY THE GROSS NEGLIGENCE OF A DISCLAIMING PARTY. EXCEPT AS OTHERWISE SET FORTH IN A USER AGREEMENT, TRADITION SEF'S TOTAL COMBINED AGGREGATE LIABILITIES SHALL NOT IN ALL CIRCUMSTANCES EXCEED $100,000 FOR ALL LOSSES SUFFERED FROM ALL CAUSES ON A SINGLE CALENDAR DAY; $200,000 FOR ALL LOSSES SUFFERED FROM ALL CAUSES IN A SINGLE CALENDAR MONTH; AND $2,000,000 FOR ALL LOSSES SUFFERED FROM ALL CAUSES IN A SINGLE CALENDAR YEAR. IF THE NUMBER OF ALLOWED CLAIMS ARISING OUT OF ANY FAILURES OR MALFUNCTIONS ON A SINGLE DAY OR SINGLE MONTH CANNOT BE FULLY SATISFIED BECAUSE OF THE ABOVE DOLLAR LIMITATIONS, ALL SUCH CLAIMS SHALL BE LIMITED TO A PRO RATA SHARE OF THE MAXIMUM AMOUNT FOR THE RESPECTIVE PERIOD.

(e) EXCEPT AS OTHERWISE SET FORTH IN A USER AGREEMENT, UNDER NO CIRCUMSTANCES SHALL TRADITION SEF BE LIABLE TO A PARTICIPANT OR ANY OTHER PERSON FOR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY LOSS OR PUNITIVE DAMAGES OF ANY KIND, REGARDLESS OF WHETHER SUCH LIABILITY IS BASED ON BREACH OF CONTRACT, TORT, STRICT LIABILITY, BREACH OF WARRANTIES OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY LOSS OF REVENUE, LOSS OF ACTUAL OR ANTICIPATED PROFITS, LOSS OF CONTRACTS, LOSS OF THE USE OF MONEY, LOSS OF ANTICIPATED SAVINGS, LOSS OF BUSINESS, LOSS OF OPPORTUNITY, LOSS OF MARKET SHARE, LOSS OF GOODWILL, LOSS OF REPUTATION OR LOSS OF, DAMAGE TO OR CORRUPTION OF DATA, HOWEVER SUFFERED OR INCURRED, REGARDLESS OF WHETHER TRADITION SEF HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR WHETHER SUCH DAMAGES OTHERWISE COULD HAVE BEEN FORESEEN OR PREVENTED.

RULE 538 Error Trade Policy

(a)   Subject to the terms of any error Trade policies set forth in any applicable Platform Supplement, and subject to the requirements of Rule 703(b), if applicable, any Participant or Customer that is authorized by a Participant for Direct Customer Access to a Platform, including Broker Firm Participants acting on behalf of Customers (including other Participants) who mishandle any Order or RFQ or who execute an Order or RFQ in error are responsible for all remedial actions and all subsequent losses incurred with respect to such Order or RFQ, and Tradition SEF shall have no liability.

(b)   Any error caused as a result of actions or communications directly between Customers, Participants and Broker Firm Participants shall be resolved between such entities, and Tradition SEF shall have no liability.

RULE 539 Error Trade Policy for Tradition SEF Errors

(a)   If a Participant, Broker Firm Participant or Customer that is authorized by a Participant for Direct Customer Access to a Platform (each a "Party") believes that an error occurred with respect to the handling or execution of an Order or RFQ arising out of the negligence, failure, malfunction, delay, omission, or inaccuracy of a Tradition SEF Execution Specialist or any Platform, service, equipment or facility of Tradition SEF, then the Party must notify Tradition SEF on recordable, auditable media at the time such alleged error is discovered. Such notification shall be given to the Party's SEF Execution Specialist or SEF Trading Operations for the Platform on which the alleged error occurred.

(b)   If Tradition SEF believes that an error with respect to the handling or execution of an Order or RFQ arising out of the negligence, failure, malfunction, delay, omission, or inaccuracy of a Tradition SEF Execution Specialist or any Platform, service, equipment or facility of Tradition SEF has occurred, Tradition SEF will notify the affected Parties on recordable, auditable media at the time such alleged error is discovered. Such notification shall be given to the Party's Authorized Trader(s) of the Platform on which the alleged error occurred.

(c)   Upon notification of an alleged error from a Party pursuant to Rule 539(a), or upon Tradition SEF's discovery of an alleged error pursuant to Rule 539(b):

(1)   Tradition SEF will review its records (including but not limited to, instant message communications and other forms of messaging, voice communications and Order transmission to Tradition SEF) to determine if the alleged error occurred and is the fault of Tradition SEF. If the alleged error is determined not to be the fault of Tradition SEF, then Tradition SEF shall have no liability to the Party for the alleged error and the alleged error shall be resolved pursuant to Rule 538.

(2)   If Tradition SEF finds that it is responsible for causing the alleged error, the Transaction may be canceled or adjusted, as determined by Tradition SEF, in its sole discretion. If Tradition SEF takes any action pursuant to this Rule 539, it will give prompt notice and in any event will use good faith, commercially reasonable efforts to provide the affected Parties with reasonable prior notice and to obtain such Parties' consent to such adjustment. Tradition SEF's determination of fault shall be final and non-appealable. Any liability on the part of Tradition SEF is subject to the limitations of liability set forth in Rule 537.

(3) A Party claiming that an alleged error has occurred or a Party that has been notified by Tradition SEF that an alleged error has occurred is responsible for mitigating any potential damage by taking commercially reasonable market action as may be necessary upon discovery or being notified of such alleged error to mitigate potential damage. If a Party fails to mitigate such damage upon discovery or being notified of the alleged error, any additional and/or future losses and expenses incurred from the time of discovery or being notified of the alleged error related to the alleged error shall be for the account and risk of such Party.

(4) In the event that Tradition SEF determines that an error occurred and an action by Tradition SEF or a Participant is required to resolve the error, then the provisions of Rule 541(b) prohibiting the disclosure of counterparty identifying information shall apply to all communications and actions taken to resolve the error.

RULE 540 Transaction Enforceability

(a) A Transaction entered into on or pursuant to the Rules of Tradition Commodity SEF shall not be void, voidable, subject to rescission, otherwise invalidated, or rendered unenforceable as a result of a violation by Tradition Commodity SEF of the provisions of Section 5h of the Act or Part 37 of CFTC Regulations. A Transaction entered into on or pursuant to the Rules of Tradition SBSEF shall not be void, voidable, subject to rescission, otherwise invalidated, or rendered unenforceable as a result of a violation by Tradition SBSEF of the provisions of Section 3D of the Exchange Act or applicable SEC Regulations thereunder.

(b) A Commodity Swap shall not be void or voidable due to any Commission proceeding to alter or supplement a rule, term, or condition under Section 8a(7) of the Act or to declare an emergency under Section 8a(9) of the Act.

(c) A Commodity Swap shall not be void or voidable due to any proceeding the effect of which is to: (i) alter or supplement a specific term or condition or trading rule or procedure; or (ii) require Tradition SEF to adopt a specific term or condition, trading rule or procedure, or to take or refrain from taking a specific action.

RULE 541 Counterparty Anonymity

(a) Pre-Trade anonymity: All Trades executed directly on Tradition SEF via a Platform or via SEF Execution Specialists authorized to manage Orders on behalf of Participants or Customers shall be pre-Trade anonymous.

(b) Post-Trade name give-up: The exchange of any counterparty identifying information, whether communicated directly or indirectly, including through a third-party service provider, for any Intended to be Cleared Swap that has been anonymously executed by Tradition SEF or submitted by a Participant and prearranged or pre-negotiated anonymously on or pursuant to the rules of the SEF (except for Packages where one or more component(s) is not a swap or is a swap that is not intended to be cleared), shall be prohibited.

RULE 542 Risk controls for trading

Tradition SEF shall establish and maintain risk control mechanisms pursuant to CFTC Regulation 37.405 to prevent and reduce the potential risk of market disruptions, including, but not limited to, market restrictions that pause or halt trading under market conditions prescribed by the swap execution facility. Risk controls specific to each Platform will be described in the respective Platform Supplement.

RULE 543 Publication of market data on swaps and options thereon: trading volume and prices, and submission of Transaction data to the CFTC

(a)   Tradition Commodity SEF shall publish on its website, www.traditionsef.com, pursuant to CFTC Regulation 16.01(e) no later than the Business Day following the day to which the information pertains, and submit to the CFTC pursuant to CFTC Regulation 16.01(d), daily market data for Commodity Swaps and options thereon. Such data shall be included for each product traded on Tradition Commodity SEF each day. The information published on the SEF website and submitted to the CFTC shall be the data points prescribed in CFTC Regulation 16.01(a)(2)(i) through (vi), as applicable to Commodity Swaps.

(b)   Tradition SBSEF shall publish on its website, www.traditionsef.com, pursuant to Rule 825 of Regulation SE no later than 7 a.m. the next Business Day following the day to which the information pertains.

RULE 544 Affirmations of Cleared Swaps

(a)   The parties to a Cleared Swap Transaction shall affirm and release such transactions in the relevant Platform or third-party affirmation platform as soon as technologically practicable, but in no event later than ten (10) minutes after the execution of such Cleared Swap.

(b)   Broker Firm Participants that enter Orders, or provide Direct Customer Access, or execute Cleared Swap transactions on Tradition SEF on behalf of Customers, or other Participants or their Customers shall ensure that the counterparties to such Cleared Swap transactions affirm and release such transactions in the relevant Platform or third-party affirmation platform as soon as technologically practicable, but in no event later than ten (10) minutes after the execution of such Cleared Swaps.

Subject to the provisions of Rule 541(b), Broker Firm Participants that submit transactions in Intended to be Cleared Swaps on or pursuant to the Rules of Tradition SEF, shall be subject to the prohibition contained in Rule 541(b) regarding the disclosure of counterparty identifying information.

(c)   Failure by a party or Broker Firm Participant to comply with (a) or (b) above, as applicable, shall be a violation of Rule 544; provided that:

        (1)   in the case of non-Broker Firm Participants, such failure shall be a violation only by the party that fails to affirm the Cleared Swap in accordance with Section (a) of this Rule; and

        (2)   no such failure shall be a violation where the failure was substantially the result of, as determined in the SEF's sole discretion, any errors or delays caused by the SEF or any third-party market infrastructure provider.

CHAPTER 6
DISCIPLINARY RULES

RULE 601 General

(a)   All Participants, Customers, Authorized Traders, Authorized Brokers, Authorized Agents, Supervised Persons and other Persons, including, but not limited to Clearing Firms and FCMs, within Tradition SEF's jurisdiction are subject to this Chapter 6 if they are alleged to have violated, to have aided and abetted a violation, to be violating, or to be about to violate, any Rule of Tradition SEF or any provision of Applicable Law for which Tradition SEF possesses disciplinary jurisdiction.

(b)   Tradition SEF, through the Market Regulation Department and the Disciplinary Panel, will conduct inquiries, investigations, disciplinary proceedings and appeals from disciplinary proceedings, summary impositions of fines, summary suspensions or other summary actions in accordance with this Chapter 6.

(c)   No SEF Official, Manager, or Officer will interfere with or attempt to influence the process or resolution of any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action (collectively "Disciplinary Action"), except to the extent provided under the Rules with respect to a proceeding in which the Manager is a member of the relevant Appeal Panel.

(d)   Any respondent may be represented by counsel during any Disciplinary Action pursuant to this Chapter 6.

(e)   <u>Participant Liability – Individual and Joint Liability/Controlling Person Liability</u>.

        (1)   Tradition SEF may hold a Participant liable for, and impose sanctions against such Participant, for such Participant's own acts and omissions that constitute a violation as well as for the acts and omissions of each (A) Authorized Trader or Supervised Person of such Participant, (B) Customer of such Participant, and such Customer's Authorized Traders, (C) other Person using a User ID of such Participant, (D) in the case of a Participant that is a Broker Firm Participant, the Authorized Brokers of such Broker Firm Participant and its Customers and their Authorized Traders or Authorized Agents, or (E) other agent or representative of such Participant, in each case, that constitute a violation as if such violation were that of the Participant.

        (2)   Tradition SEF may hold a Customer liable for, and impose sanctions against such Customer, for such Customer's own acts and omissions that constitute a violation as well as for the acts and omissions of each (A) Authorized Trader of such Customer, (B) other Person using a User ID of such Customer, or (C) other agent or representative of such Customer that is controlled by such Customer, in each case, that constitute a violation as if such violation were that of the Customer.

(f)   <u>Ex Parte Communications</u>.

        (1)   A Person subject to a disciplinary proceeding or an appeal from a disciplinary proceeding (and any counsel or representative of such Person) and the Market Regulation Department (and any counsel or representative of the Market Regulation Department) shall not knowingly make or cause to be made an *ex parte* communication relevant to the merits of a disciplinary proceeding or an appeal from a disciplinary proceeding to any member of the Disciplinary Panel or the Appeal Panel hearing such proceeding.

        (2)   Members of a Disciplinary Panel or Appeal Panel shall not knowingly make or cause to be made an *ex parte* communication relevant to the merits of a disciplinary proceeding or an appeal from a disciplinary proceeding to any Person subject to such proceeding (and any counsel or representative of such Person) and the Market Regulation Department (and any counsel or representative of the Market Regulation Department).

(3)   Any Person who receives, makes or learns of any communication that is prohibited by this rule shall promptly give notice of such communication and any response thereto to the Market Regulation Department and all parties to the proceeding to which the communication relates.

(4)   A Person shall not be deemed to have violated this rule if the Person refuses an attempted communication concerning the merits of a proceeding as soon as it becomes apparent the communication concerns the merits.

RULE 602 Inquiries and Investigation

(a)   The Market Regulation Department may investigate any matter within Tradition SEF's jurisdiction. The Market Regulation Department will commence an investigation upon the receipt of a request from Commission staff or upon the discovery or receipt of information by Tradition SEF that, in the judgment of the Market Regulation Department indicates a possible basis for finding that a violation has occurred or will occur. The Market Regulation Department will determine the nature and scope of its inquiries and investigations in its sole discretion and will function independently of any commercial interests of Tradition SEF. If a Market Regulation Department investigation indicates a reasonable basis for violation of a Rule beyond the scope of summary action, the Market Regulation Department will make a recommendation to the Chief Compliance Officer that such matter be referred to a Hearing Panel.

(b)   The Market Regulation Department has the authority to:

(1)   initiate and conduct inquiries and investigations;

(2)   prepare investigative reports and make recommendations concerning initiating disciplinary proceedings;

(3)   prosecute alleged violations within Tradition SEF's disciplinary jurisdiction; and,

(4)   represent Tradition SEF on appeal from any disciplinary proceeding, summary imposition of fines, summary suspension or other summary action.

(c)   Each Person subject to the jurisdiction of Tradition SEF:

(1)   is obligated to appear and testify and respond in writing to interrogatories within the time period required by the Market Regulation Department in connection with:

(i)   any Rule;

(ii)   any inquiry or investigation; or

(iii)   any preparation by and presentation during a Disciplinary Action;

(2)   is obligated to produce books, records, papers, documents or other tangible evidence in its, his or her possession, custody or control within the time period required by the Market Regulation Department in connection with:

(i)   any Rule;

(ii)   any inquiry or investigation; or

(iii)   any preparation by and presentation during a Disciplinary Action; and

(3)   may not impede or delay any Disciplinary Action.

RULE 603 Reports of Investigations

(a)   The Market Regulation Department will maintain a log of all investigations and their disposition. The Market Regulation Department will prepare a written report of each investigation, regardless of whether the evidence gathered during any inquiry or investigation forms a reasonable basis to believe that a violation within Tradition SEF's jurisdiction has occurred or is about to occur or whether the evidence gathered results in closing the matter without further action or through summary action.

(b)   Any written report of investigation ("Investigative Report") will include the reasons for initiating the investigation (including a summary of the complaint, if any), all relevant facts and evidence gathered, Market Regulation Department staff's analysis and conclusions, the Person's disciplinary history at Tradition SEF, and the recommendation of the Market Regulation Department. For each potential respondent, the Market Regulation Department will recommend either:

        (1)   closing the investigation without further action;

        (2)   settlement;

        (3)   summary action;

        (4)   the preparation and service of a notice of charges for instituting a disciplinary proceeding; or,

        (5)   resolving the investigation through an informal disposition, including the issuance of a warning letter. An informal disposition (including the issuance of a warning letter) will not constitute a finding of a violation or a sanction, however, the investigative report must include a copy of any warning letter and no more than one warning letter for the same potential violation may be issued to the same Person during a rolling 12-month period.

(c)   The Investigative Report will be provided to the Chief Compliance Officer for a determination as to whether the Investigative Report is complete.

RULE 604 Opportunity to Respond

(a)   After completing its investigation report, the Market Regulation Department may, upon approval of the Chief Compliance Officer, notify each potential respondent that the Market Regulation Department has recommended formal disciplinary charges against the potential respondent.

(b)   The Market Regulation Department may allow a potential respondent to propose a settlement of the matter or to submit a written statement explaining why a disciplinary proceeding should not be instituted or one or more of the potential charges should not be brought. The potential respondent shall submit such written statement within the time limit established by the Market Regulation Department.

RULE 605 Review of Investigative Reports

(a)   <u>Review of Investigative Reports by the Chief Compliance Officer</u>.

        (1)   Within 30 days of the receipt of a completed Investigative Report, the Chief Compliance Officer will review the completed Investigation Report to determine whether a reasonable basis exists to believe that a violation within Tradition SEF's jurisdiction has occurred or is about to occur.

        (2)   If the Chief Compliance Officer determines that additional investigation or evidence is needed to decide whether a reasonable basis exists to believe that a violation within Tradition SEF's jurisdiction has occurred or is about to occur, the Chief Compliance Officer will direct the Market Regulation Department to conduct further investigation.

(3)   Upon receiving the completed Investigative Report or after receiving additional information upon the completion of an investigation, the Chief Compliance Officer will determine for each potential respondent whether to authorize:

    (i)   the informal disposition of the investigation (by issuing a warning letter or otherwise) because disciplinary proceedings are unwarranted in which case the Chief Compliance Officer shall provide a written explanation to the Regulatory Services Provider; or

    (ii)   the closing of the investigation without any action because no reasonable basis exists to believe that a violation within Tradition SEF's jurisdiction has occurred or is about to occur in which case the Chief Compliance Officer shall provide a written explanation to the Regulatory Services Provider; or,

    (iii)   the commencement of disciplinary proceedings because a reasonable basis exists to believe that a violation within Tradition SEF's jurisdiction has occurred or is about to occur and direct that the person or entity alleged to have committed the violation be served with a notice of charges and proceed in accordance with the rules of Chapter 6.

RULE 606 Notice of Charges

(a)   If the Chief Compliance Officer authorizes disciplinary proceedings pursuant to Rule 605(a)(3)(iii), the Market Regulation Department will prepare, and serve in accordance with Rule 608, a notice of charges.

(b)   A notice of charges will:

    (1)   state the acts, practices or conduct that the respondent is alleged to have engaged in;

    (2)   state the Rule or provision of Applicable Law alleged to have been violated or about to be violated;

    (3)   state the proposed sanctions;

    (4)   advise the respondent of its right to a hearing;

    (5)   advise the respondent that he has the right to be represented by legal counsel or any other representative of its choosing in all succeeding stages of the disciplinary process;

    (6)   state the period of time within which the respondent can request a hearing on the notice of charges, which will not be less than 30 days after service of the notice of charges;

    (7)   advise the respondent that any failure to request a hearing within the period stated, except for good cause, will be deemed to constitute a waiver of the right to a hearing; and

    (8)   advise the respondent that any allegation in the notice of charges that is not expressly denied will be deemed to be admitted.

RULE 607 Answer to Notice of Charges

(a)   If the respondent determines to answer a notice of charges, the respondent must file answers within 30 days after being served with such notice, or within such other time period determined by the Chief Compliance Officer.

(b)   To answer a notice of charges, the respondent must in writing:

      (1)   specify the allegations that the respondent denies or admits;

      (2)   specify the allegations that the respondent does not have sufficient information to either deny or admit;

      (3)   specify any specific facts that contradict the notice of charges;

      (4)   specify any affirmative defenses to the notice of charges; and

      (5)   sign and serve the answer on the Chief Compliance Officer.

(c)   Any failure by the respondent to timely serve an answer to a notice of charges will be deemed to be an admission to the allegations in such notice. Any failure by the respondent to answer one or more allegations in a notice of charges will be deemed to be an admission of that allegation or those allegations. Any allegation in a notice of charges that the respondent fails to expressly deny will be deemed to be admitted. A general denial by the respondent, without more, will not satisfy the requirements of paragraph (b) above.

RULE 608 Service of Notice of Charges

(a)   Any notice of charges or other documents to be served pursuant to this Chapter 6 may be served upon the respondent and service shall be deemed complete either personally or by leaving the same at his or her place of business; by deposit in the United States mail, postage prepaid, via registered or certified mail addressed to the respondent at the address as it appears on the books and records of Tradition SEF.

(b)   Any notice of charges or other documents contemplated to be served pursuant to this Chapter 6 may be served upon the respondent and service shall be deemed complete via electronic mail to the electronic mail address as it appears on the books and records of Tradition SEF.

RULE 609 Settlements

(a)   A respondent or potential respondent may at any time propose in writing an offer of settlement related to anticipated or instituted disciplinary proceedings.

(b)   Any offer of settlement should contain proposed findings and sanctions and be signed by the respondent or potential respondent and submitted to the Market Regulation Department.

(c)   A respondent or potential respondent may offer to settle disciplinary proceedings without admitting or denying the findings contained in the order of the disciplinary proceedings but must accept the jurisdiction of Tradition SEF over it and over the subject matter of the proceedings and consent to the entry of the findings and sanctions imposed.

(d)   If a respondent or potential respondent submits an offer of settlement in accordance with paragraph (a) above, the Market Regulation Department will forward the offer to the Chief Compliance Officer with a recommendation on whether to accept or reject the offer. Any preliminary determination by the Chief Compliance Officer to accept the offer shall be submitted for review by the Disciplinary Panel. If the Disciplinary Panel agrees, then the Chief Compliance Officer shall conditionally accept an offer of settlement, and that the settlement will become final upon the expiration of 20 days after an order of the disciplinary proceedings consistent with the terms of the offer of settlement is served on the respondent.

(e)   If an offer of settlement is accepted by the Disciplinary Panel, the panel accepting the offer must issue a written decision specifying the rule violations it has reason to believe were committed, including the basis or reasons for the panel's conclusions, and any sanction to be imposed, which must include full customer restitution where customer harm is demonstrated. If an offer of settlement is accepted without the agreement of the Market Regulation Department or Chief Compliance Officer, the decision must adequately support the Hearing Panel's acceptance of the settlement. If applicable, the decision must also include a statement that the respondent has accepted the sanctions imposed without either admitting or denying the rule violations.

(f)   If an offer of settlement is accepted and the related order of disciplinary proceedings becomes final, the respondent's submission of the offer will be deemed to constitute a waiver of the right to notice, opportunity for a hearing and review and appeal under the Rules.

(g)   If the offer of settlement of a respondent or potential respondent is not accepted by agreement between the Chief Compliance Officer and the Disciplinary Panel, fails to become final or is withdrawn by the respondent or potential respondent, the matter will proceed as if the offer had not been made and the offer and all documents relating to it will not become part of the record. Neither a respondent or potential respondent nor the Market Regulation Department may use an unaccepted offer of settlement as an admission or in any other manner at a hearing of, or appeal from, disciplinary proceedings.

RULE 610 Disciplinary Panel

(a)   The Disciplinary Panel shall function as an appointed pool of individuals from which to select Hearing Panels and Appeal Panels. The structure and composition of these panels will comply with SEC Regulation SE Rules, 834 (d) 17 CFR 242.834(d), and Rules 203 and 209 of this Rulebook.

(b)   The Board shall appoint individuals to the Disciplinary Panel at the recommendation of the Chief Compliance Officer to serve for a term of one-year, subject to reappointment by the Board, as participants on the Disciplinary Panel. In appointing individuals to the Disciplinary Panel, the Board must preclude any group or class of participants from dominating or exercising disproportionate influence on the Disciplinary Panel. The term of an individual that has been selected as a member of a Disciplinary Panel will not expire until the related proceedings are completed.

(c)   The Hearing Panel shall conduct hearings in connection with any disciplinary proceedings (except for summary impositions of fines pursuant to Rule 617), to make findings, render decisions, and impose sanctions pursuant to this Chapter 6.

(d)   The chair of any Hearing Panel shall be a Public Individual.

(e)   The Chief Compliance Officer shall select a Hearing Panel prior to the commencement of each disciplinary matter by selecting at least one Public Individual and the remaining individuals from the Disciplinary Panel so that any group or class of industry participants is precluded from dominating or exercising disproportionate influence on the Hearing Panel being formed. Any such Tradition SEF panel shall include sufficient different membership interest so as to ensure fairness and to prevent special treatment or preference for any Person.

(f)   If an individual selected is an Interested Person or if a member of the Hearing Panel later becomes an Interested Person, a replacement for such individual shall be selected by the Chief Compliance Officer.

(g)   Within 10 days of being notified of the appointment of the Hearing Panel, a respondent may seek to disqualify any individual named to the Hearing Panel for the reasons identified in Rule 209 or for any other reasonable grounds, including that such individual has a financial interest in the matter, by serving written notice on the Chief Compliance Officer. By not timely filing a request for disqualification, the respondent will be deemed to have waived any objection to the composition of a Hearing Panel. The Chief Compliance Officer of Tradition SEF will decide the merits of any request for disqualification within his or her sole discretion. Any such decision will be final and not subject to appeal.

(h)   No person shall serve on a Hearing Panel unless that person has agreed in writing that he or she will not publish, divulge, or make known in any manner, any facts or information regarding the business of any person or any other information which may come to his attention in his official capacity as a member of the Hearing Panel, except when reporting to the Board or to a committee concerned with such information or to the Market Regulation Department, when requested by the CFTC or other Government Agency or when compelled to testify in any judicial or administrative proceeding.

(i)   All information, records, materials and documents provided to the Disciplinary Panel and all deliberations, testimony, information, records, materials and documents related thereto shall be treated as non-public and confidential and shall not be disclosed, except as necessary to further a SEF investigation or as required by law.

RULE 611 Convening Hearings of Disciplinary Proceedings

(a)   A hearing will be conducted privately and confidentially. Notwithstanding the confidentiality of hearings, the Hearing Panel may appoint an expert to attend any hearing and assist in deliberations if such expert agrees to be subject to an appropriate confidentiality agreement.

(b)   After reasonable notice to each respondent, the Hearing Panel will promptly convene a hearing to conduct the disciplinary proceedings with respect to such respondent. Parties to a disciplinary proceeding include each respondent and the Market Regulation Department.

(c)   The chair of the Hearing Panel may continue, adjourn or otherwise conduct the hearing, as he or she may deem appropriate. The chair of the Hearing Panel will determine all procedural and evidentiary matters, including the admissibility and relevance of any evidence proffered. In determining procedural and evidentiary matters, the chair of the Hearing Panel will not be bound by any evidentiary or procedural rules or law. Once admitted during the hearing, the Hearing Panel may consider, and attach the weight it believes appropriate to, evidence or other materials. The general counsel of Tradition SEF, or its designee, will provide guidance to the chair of the Hearing Panel on the conduct of the hearing.

(d)   Except for procedural and evidentiary matters decided by the chair of the Hearing Panel pursuant to paragraph (c) above and Rule 612, unless each respondent otherwise consents, the entire Hearing Panel must be present during the entire hearing and any related deliberations.

RULE 612 Respondent Review of Evidence

(a)   Prior to the commencement of a hearing, each respondent will be given the opportunity to review all books, records, documents, papers, transcripts of testimony and other tangible evidence in the possession or under the control of Tradition SEF that the Market Regulation Department will use to support the allegations and proposed sanctions in the notice of charges or which the chair of the Hearing Panel deems relevant to the disciplinary proceedings. Notwithstanding the foregoing, no respondent will have the right to review, and Tradition SEF will have no obligation to disclose, any information protected by attorney-client privilege.

(b)   If any books, records, documents, papers, transcripts of testimony, or other tangible evidence contain information that could adversely affect the competitive position of the Person providing the information or if such information might compromise other investigations being conducted by the Market Regulation Department, the Market Regulation Department may redact, edit or code such information before furnishing it to the respondent.

(c)   Notwithstanding anything in paragraph (b) above to the contrary, the Market Regulation Department:

      (1)   will not redact, edit or code competitive or investigative information contained in documents in a manner that would impair the respondent's ability to defend against the allegations or proposed sanctions in the notices of charges, and

      (2)   will provide the respondent with access to the information and portions of the documents that the Market Regulation Department intends to rely on to support the allegations or proposed sanctions in the notice of charges.

(d)   For purposes of this Rule 612, information that could adversely affect competitive positions include positions in Swaps currently held, trading strategies employed in establishing or liquidating positions, the identity of any Participant or Authorized Trader or designated Authorized Agent and the personal finances of the Person providing the information.

RULE 613 Conducting Hearings of Disciplinary Proceedings

(a)   At a hearing conducted in connection with any disciplinary proceedings, the Market Regulation Department will present its case supporting the allegations and proposed sanctions in the notice of charges to the Hearing Panel. If a respondent has timely filed an answer to the notice of charges in accordance with Rule 607, the respondent is entitled to attend and participate in the hearing.

(b)   At a hearing conducted in connection with any disciplinary proceedings, the Hearing Panel or the Market Regulation Department and each respondent may:

      (1)   present evidence and facts determined relevant and admissible by the chair of the Hearing Panel;

      (2)   call and examine witnesses; and

      (3)   cross-examine witnesses called by other parties.

(c)   If the respondent fails to file an answer, has filed a general denial, or if any or all of the allegations in the notice of charges are not expressly denied in the respondent's answer, the chair of the Hearing Panel may limit evidence concerning any allegations not expressly denied in determining the sanctions to impose. If a respondent fails to file an answer but appears at the hearing, the respondent may not participate in the hearing (by calling or cross-examining witnesses, testifying in defense, presenting evidence concerning the notice of charges, or otherwise) unless the Hearing Panel determines that the respondent had a compelling reason for failing to timely file an answer. If the Hearing Panel determines that the respondent had a compelling reason for failing to timely file an answer, the Hearing Panel will adjourn the hearing and direct the respondent to promptly file a written answer in accordance with Rule 607.

(d)   Any Person entitled, or required or called upon, to attend a hearing before a Hearing Panel pursuant to paragraph (b)(2) above will be given reasonable notice, confirmed in writing, specifying the date, time and place of the hearing, and the caption of the disciplinary proceedings. All Participants (that are individuals), Authorized Traders, other Supervised Persons, and any designated Authorized Agents that are called as witnesses are required to appear at the hearing and, where applicable, produce evidence. Tradition SEF will make reasonable efforts to secure the presence of all other Persons called as witnesses whose testimony would be relevant.

(e)   If during any disciplinary proceedings the Hearing Panel determines that a reasonable basis exists to believe that the respondent violated or is about to violate a Rule of Tradition SEF or a provision of Applicable Law other than the violations alleged in the notice of charges, the Hearing Panel may consider those apparent violations after providing the respondent with an opportunity to answer the additional allegations in accordance with Rule 607. In connection with considering apparent violations pursuant to this paragraph (e), the Hearing Panel may request that the Market Regulation Department provide the Hearing Panel with any additional information related to the violations at issue.

(f)   The Hearing Panel may summarily impose sanctions on any Participant, Authorized Trader, other Supervised Person, or any designated Authorized Agent that impedes or delays the progress of a hearing.

(g)   Tradition SEF will arrange for any hearing conducted in connection with disciplinary proceedings to be recorded verbatim, or substantially verbatim, in a manner capable of accurate transcription. If the respondent requests a copy of all or portions of the recording of a hearing, the chair of the Hearing Panel may within his or her sole discretion require the respondent to pay the costs for transcribing the recording of the hearing.

(h)   No interlocutory appeals of rulings of any Hearing Panel or chair of the Hearing Panel are permitted.

(i)   If the respondent has requested a hearing, a copy of the hearing shall be made, at the respondent's expense, and shall become a part of the record of the proceeding. The record shall not be required to be transcribed unless:

> (1)   The transcript is requested by CFTC or SEC staff or the respondent;
>
> (2)   The decision is appealed pursuant to the rules of Tradition SEF; or
>
> (3)   The decision is reviewed by the Commission pursuant to Section 8c of the Act or part 9 of the CFTC Regulations or by the SEC pursuant to 17 C.F.R. § 201.442, as applicable.

RULE 614 Decision of Hearing Panel

(a)   As promptly as reasonable following a hearing, the Hearing Panel will issue a written order rendering its decision based on the weight of the evidence contained in the record of the disciplinary proceedings. A decision by a majority of the Hearing Panel will constitute the decision of the Hearing Panel.

(b)   Tradition SEF will serve a copy of the order of the disciplinary proceedings on the respondent and the Market Regulation Department. The order will include:

> (1)   the notice of charges or summary of the allegations;
>
> (2)   the answer, if any, or a summary of the answer;
>
> (3)   a brief summary of the evidence introduced at the hearing or, where appropriate, incorporation by reference of the Investigation Report;
>
> (4)   findings of fact and conclusions concerning each allegation, including a complete explanation of the evidentiary and other basis for such findings and conclusions with respect to each allegation;
>
> (5)   each specific Rule of Tradition SEF and provision of Applicable Law that the respondent is found to have violated;
>
> (6)   the imposition of sanctions, if any, including the basis for such sanctions and the effective date of each sanction; and,
>
> (7)   notice of the respondent's right to appeal pursuant to Rule 616.

(c)   Unless a timely notice of appeal is filed pursuant to Rule 616, the order of the disciplinary proceedings will become final upon the expiration of 20 days after the order is served on the respondent and provided to the Market Regulation Department.

RULE 615 Sanctions

    (a)   After notice and opportunity for hearing in accordance with the Rules, Tradition SEF will impose sanctions if any Participant, Authorized Trader, other Supervised Person, Authorized Agent, Customer, or other Person using any of the Participant's User IDs is found to have violated or to have attempted to violate a Rule of Tradition SEF or provision of Applicable Law for which Tradition SEF possesses disciplinary jurisdiction. All sanctions must take into account the respondent's disciplinary history. In the event of demonstrated customer harm, any sanction must also include full customer restitution. Tradition SEF may impose one or more of the following sanctions or remedies, commensurate with the violation committed:

        (1)   censure;

        (2)   limitation on Trading Privileges, ability to otherwise access any Platform, and/or other activities, functions or operations;

        (3)   suspension of Trading Privileges and/or ability to otherwise access any Platform;

        (4)   fine (subject to paragraph (b) below);

        (5)   restitution or disgorgement;

        (6)   termination of Trading Privileges and/or ability to otherwise access any Platform; or

        (7)   any other sanction or remedy deemed to be appropriate.

    (b)   Tradition SEF may impose a fine of up to $50,000 for each violation of a Rule of Tradition SEF or a provision of Applicable Law. If a fine or other amount is not paid within 30 days of the date that it becomes payable, then interest will accrue on the sum from the date that it became payable at the quoted prime rate plus three percent. Tradition SEF has sole discretion to select the bank on whose quotations to base the prime rate. Participant will be responsible for paying any fine or other amount imposed on, but not paid by, any of its Authorized Traders, Supervised Persons or Authorized Agents.

RULE 616 Appeal from Hearing Panel Decision, Summary Impositions of Fines and Other Summary Actions

    (a)   A respondent found by the Hearing Panel to have violated (or, in the case of a Participant, whose Authorized Trader, Supervised Person, other Person using its User ID, or Authorized Agent was found to have violated) a Rule of Tradition SEF or a provision of Applicable Law or who is subject to any summary fine imposed pursuant to Rule 617 or any summary action imposed pursuant to Rule 618 may appeal the decision within 20 days of receiving the order of the disciplinary proceedings or the notice of summary action, as the case may be, by filing a notice of appeal with the Chief Compliance Officer. While an appeal is pending, the effect of the order of disciplinary proceedings or the summary action (including any sanctions, remedies or costs imposed thereby) shall be suspended, except as provided in Rule 618 with respect to any denial or limit on Trading Privileges or ability to otherwise access any Platform.

    (b)   The notice of appeal must state in writing the grounds for appeal, including the findings of fact, conclusions or sanctions to which the respondent objects. A respondent may appeal the order of disciplinary proceedings or any summary decision on the grounds that:

        (1)   the order or decision was arbitrary, capricious, an abuse of discretion, or not in accordance with the Rules;

(2)   the order or decision exceeded the authority or jurisdiction of the Hearing Panel, the Chief Compliance Officer or Tradition SEF;

(3)   the order or decision failed to observe required procedures;

(4)   the order or decision was unsupported by the facts or evidence; or

(5)   the imposed sanctions, remedies or costs are inappropriate or unsupported by the record.

(c)   The Chief Compliance Officer will forward copies of any notice of appeal received by it to all parties to the disciplinary proceeding or summary action, as the case may be, except the appellant. On or before the 20th day after filing a notice of appeal, the appellant must file with the Chief Compliance Officer and serve on the Market Regulation Department a brief supporting the notice of appeal and documents supporting the brief. On or before the 20th day after the date on which the appellant serves supporting brief, the appellee must file and serve its brief in opposition with the Market Regulation Department. On or before the 10th day after the date on which the appellee serves its brief in opposition, the appellant must file and serve a brief in reply with the Market Regulation Department.

(d)   In connection with any appeal, the Market Regulation Department will furnish to the Chief Compliance Officer and to the respondent/appellant a transcript of the hearing, any exhibits introduced at the hearing, the notice of appeal and briefs filed to support and oppose the appeal.

(e)   Within 30 days after the last submission filed pursuant to paragraph (c) above, the Chief Compliance Officer will select an Appeal Panel from the Disciplinary Panel to consider and determine the appeal. The term of an individual that has been selected as a member of an Appeal Panel will not expire until the related proceedings are completed.

(f)   The chair of the Appeal Panel shall be a Public Individual.

(g)   Within 10 days of being notified of the appointment of the Appeal Panel, an appellant may seek to disqualify any individual named to the Appeal Panel for the reasons identified in Rule 209 or for any other reasonable grounds, by serving written notice on the Chief Compliance Officer. By not timely filing a request for disqualification, the appellant will be deemed to have waived any objection to the composition of an Appeal Panel. The Chief Compliance Officer of Tradition SEF will decide the merits of any request for disqualification within his or her sole discretion.

(h)   The Appeal Panel will hold a hearing to allow parties to present oral arguments. Any hearing will be conducted privately and confidentially. Notwithstanding the confidentiality of hearings, the Appeal Panel may appoint an expert to attend any hearing and assist in the deliberations if such individuals agree to be subject to appropriate confidentiality agreements. In determining procedural and evidentiary matters, the Appeal Panel will not be bound by evidentiary or procedural rules or law.

(i)   The Appeal Panel will only consider on appeal the record before the Hearing Panel or, in the case of a summary action, the record considered by the Chief Compliance Officer, the notice of appeal, the briefs filed in support and opposition of the appeal, and any oral arguments of the parties. The Appeal Panel may only consider new evidence when the Appeal Panel determines that good cause exists as to why the evidence was not introduced during the disciplinary proceeding or when imposing the summary action.

(j)   After completing its review, the Appeal Panel may affirm, modify or reverse any order of the disciplinary proceedings or summary action under appeal, in whole or in part, including increasing, decreasing or eliminating any sanction or remedy imposed, imposing any other sanction or remedy authorized by the Rules, remanding the matter to the same or a different Hearing Panel for further disciplinary proceedings, or ordering a new hearing.

(k)   As promptly as reasonably possible following its review, the Appeal Panel will issue a written decision based on the weight of the evidence before the Appeal Panel. The decision of the Appeal Panel will include a statement of findings of fact and conclusions for each finding, sanction, remedy and cost reviewed on appeal, including each specific Rule of Tradition SEF and provision of Applicable Law that the respondent is found to have violated, if any, and the imposition of sanctions, remedies and costs, if any, and the effective date of each sanction, remedy or cost.

(l)   The Appeal Panel's written order will be the final action of Tradition SEF and will not be subject to appeal within Tradition SEF.

RULE 617 Summary Imposition of Fines

(a)   The Chief Compliance Officer may summarily impose a fine against a Participant (on behalf of itself or any of its Authorized Traders, other Supervised Persons, other Persons using any of its User IDs, or Authorized Agents) or Authorized Trader for failing:

    (1)   to make timely payments of fees, cost, charges or fines to Tradition SEF;

    (2)   to make timely and accurate submissions to Tradition SEF of notices, reports or other information required by the Rules; and

    (3)   to keep any books and records required by the Rules.

(b)   The Market Regulation Department, acting on behalf of the Chief Compliance Officer, will give notice of any fine imposed pursuant to this Rule 617 to each Participant, Authorized Trader or Authorized Agent subject thereto. The notice will specify:

    (1)   the violations of the Rules for which the fine is being imposed;

    (2)   the date of the violation for which the fine is being imposed; and,

    (3)   the amount of the fine.

Within 20 days of serving the notice of fine, the Participant, Authorized Trader or Authorized Agent, as the case may be, must either pay or cause the payment of the fine or file notice of an appeal pursuant to Rule 616. Unless timely notice of appeal is filed pursuant to Rule 616, the fine will become final upon the expiration of 20 days after the notice of fine is served on the Participant, Authorized Trader or Authorized Agent, as the case may be.

(c)   Tradition SEF will set the amount of any fines imposed pursuant to this Rule 617, with the maximum fine for each violation not to exceed $5,000. Summary imposition of fines pursuant to this Rule 617 will not preclude Tradition SEF from bringing any other action against the Participant (or any of its Authorized Traders, other Supervised Persons or Authorized Agent) or Authorized Trader, as the case may be.

(d)   Fines related to SB Swaps shall be in accordance with SEC Rule 819(g).

RULE 618 Summary Suspensions and Other Summary Actions

(a)   Notwithstanding anything in the Rules to the contrary, the Chief Compliance Officer may, after consultation with the Regulatory Oversight Committee, if practicable, summarily suspend, revoke, limit, condition, restrict or qualify a Participant's Trading Privileges and/or ability to otherwise access any Platform, and may take other summary action against any Participant or any of its Authorized Traders, Supervised Persons, or Authorized Agents in accordance with the Rules; provided, however, that the Chief Compliance Officer must reasonably believe that the business, conduct or activities of the Participant or any of its Authorized Traders, Supervised Persons or Authorized Agents in question is not in the best interests of Tradition SEF or the marketplace, including based on any of the following:

  (1)   statutory disqualification from registration as provided in Section 8a(2) or (3) of the Act or Section 3(a)(39) of the Exchange Act;

  (2)   nonpayment of fees, costs, charges, fines or arbitration awards; or

  (3)   the reasonable belief that immediate action is necessary to protect the public or the best interests of Tradition SEF.

(b)   Whenever practicable, Tradition SEF shall provide prior written notice to the party against whom any action in accordance with paragraph (a) shall be taken. If prior notice is not practicable, Tradition SEF will give notice at the earliest possible opportunity to the respondent against whom the action is brought.

(c)   As promptly as reasonably possible following its review, Tradition SEF will issue a written decision to the Participant based on the weight of the evidence presented with respect to the Summary Action. Unless timely notice of appeal is filed pursuant to Rule 616, the summary action will become final upon the expiration of 20 days after the notice of action is served on the respondent.

(d)   At the request of Tradition SEF, a respondent against whom a summary action is brought pursuant to this Rule 618 must provide books and records over which the respondent has access or control and must furnish information to, or appear or testify before, Tradition SEF in connection with the enforcement of any Rule of Tradition SEF.

(e)   A respondent whose Trading Privileges and/or ability to otherwise access any Platform are suspended, revoked, limited, conditioned, restricted or qualified pursuant to this Rule 618 may apply for reinstatement by filing with the Market Regulation Department a written request stating the applicant's reasons for seeking reinstatement. Tradition SEF will not consider a respondent's request for reinstatement if the respondent (i) owes any fines, fees, charges or costs to Tradition SEF, (ii) continues to fail to appear at disciplinary proceedings without good cause or (iii) continues to impede the progress of disciplinary proceedings.

(f)   Within a reasonable period after the filing of a request for reinstatement, the Appeal Panel will conduct a hearing to consider the request. At the hearing for reinstatement, the respondent will present its, his or her case supporting the reinstatement and the Market Regulation Department, acting on behalf of the Chief Compliance Officer may, in its discretion, present its case opposing supporting the reinstatement and each may present evidence and facts and call, examine and cross-examine witnesses. At the hearing for reinstatement, Tradition SEF may require any Participant, Authorized Trader, other Supervised Person, or Authorized Agent to appear as witnesses and produce evidence if the Appeal Panel determines that the evidence is relevant.

(g)   As promptly as reasonably possible after a reinstatement hearing, the Appeal Panel will issue an order reinstating, denying the reinstatement, or placing conditions on the reinstatement of the Trading Privileges and/or ability to otherwise access any Platform of the respondent. The order will include a brief summary of the evidence introduced at the reinstatement hearing; and, if applicable, findings of fact and conclusions not contained in the notice of summary action issued pursuant to Rule 618(b) above. The Appeal Panel's order may not be appealed.

RULE 619 Rights and Responsibilities after Suspension or Termination

(a)   When a Participant's or Authorized Trader's Trading Privileges and/or ability to otherwise access a Platform are suspended for a period of 12 months or less, none of its rights (including the right to hold oneself out to the public as a Participant or Authorized Trader, enter Orders into the Platform and receive Participant rates for fees, costs, and charges and deposit margin at Participant levels) will apply during the period of the suspension, except for the right of the Participant or Authorized Trader in question to assert claims against others as provided in the Rules. Any such suspension will not affect the rights of creditors under the Rules or relieve the Participant or Authorized Trader in question of its, his or her obligations under the Rules to perform any Swaps entered into before the suspension, or for any SEF fees, costs, or charges incurred during the suspension. Tradition SEF may discipline a suspended Participant or Authorized Trader under this Chapter 6 for any violation of a Rule of Tradition SEF or provision of Applicable Law committed by the Participant or Authorized Trader before, during or after the suspension.

(b)   When a Participant's or Authorized Trader's Trading Privileges and/or ability to otherwise access a Platform are terminated, all of its related rights will terminate, except for the right of the Participant or Authorized Trader in question to assert claims against others, as provided in the Rules. Any such termination will not affect the rights of creditors under the Rules. A terminated Participant or Authorized Trader may only seek to be reinstated by applying for Trading Privileges pursuant to Rule 302.

(c)   Tradition SEF will not consider the application of a terminated Participant or Authorized Trader if such Participant or Authorized Trader, as the case may be, continues to fail to appear at disciplinary proceedings without good cause or continues to impede the progress of disciplinary proceedings.

(d)   A suspended or terminated Participant or Authorized Trader remains subject to the Rules and the jurisdiction of Tradition SEF for acts and omissions prior to the suspension of termination, and must cooperate in any inquiry, investigation, disciplinary proceeding, appeal of disciplinary proceedings, summary suspension or other summary action as if the suspended or terminated Participant or Authorized Trader still had Trading Privileges or ability to otherwise access a Platform.

(e)   In the event of the suspension or revocation of a Participant's Trading Privileges and/or ability to otherwise access a Platform, Tradition SEF shall seek to facilitate the transfer of any Customer accounts held by such Participant to other Participants with Trading Privileges and/or ability to otherwise access the Platform.

RULE 620 Notice to the Respondent, the Regulatory Services Provider and the Public

Tradition SEF will provide written notice of disciplinary proceedings to the parties and the Regulatory Services Provider consistent with applicable Federal Regulation. Whenever Tradition SEF suspends, expels, fines or otherwise disciplines, or denies any Person access to Tradition SEF, Tradition SEF will make the public disclosures required by Federal Regulation including prompt, within 30 days, notice to SEC of such disciplinary findings.

(a)   Notice of Disciplinary Action or Access Denial Action

(1)   Whenever a Tradition SEF decision pursuant to which a disciplinary action or access denial action is to be imposed has become final, Traditions SEF shall, within thirty (30) days thereafter, provide written notice of such action to the Person against whom the action was taken and to the Commission via NFA's BASIC database. Such notice shall include, but not be limited to, the following information:

(i)   The name of the Person against whom the disciplinary action or access denial action was taken;

(ii)   A statement of the reasons for the disciplinary action or access denial action, together with a listing of any Rules which the Person who was the subject of the disciplinary action or access denial action is charged with having violated or which otherwise serve as the basis of Tradition SEF's action;

(iii)   A statement of the conclusions and findings made by Tradition SEF with regard to each Rule violation charged or, in the event of settlement, a statement specifying those rule violations which Tradition SEF has reason to believe were committed;

(iv)   The terms of the disciplinary action or access denial action;

(v)   The date on which the action was taken and the date Tradition SEF intends to make the disciplinary or access denial action effective; and

(vi)   A statement informing the party subject to the disciplinary action or access denial action of the availability of (A) Commission review of Tradition Commodity SEF's action pursuant to section 8c of the Act and Part 9 of CFTC Regulations; or (ii) SEC review of Tradition SBSEF's action pursuant to 17 C.F.R. § 201.442, as applicable.

(b)   Effective Date of Disciplinary Action or Access Denial Action

(1)   Any disciplinary or access denial action taken by Tradition SEF will not become effective until at least fifteen (15) days after the written notice described in Rule 620(a) is delivered to the Person disciplined or denied access; provided, however, that Tradition SEF may cause a disciplinary action to become effective prior to that time in accordance with Rule 618 or if:

(i)   Tradition SEF reasonably believes, and so states in its written decision, that immediate action is necessary to protect the best interests of the marketplace;

(ii)   Tradition SEF determines, and so states in its written decision, that the actions of a person who is within Tradition SEF's jurisdiction have impeded the progress of a disciplinary hearing;

(iii)   Tradition SEF determines that a Person has violated Tradition SEF's rules relating to decorum or attire, or timely submission of accurate records required for clearing or verifying each day's transactions or other similar activities; or

(iv)   The Person against whom the action is taken has consented to the penalty to be imposed and to the timing of its effectiveness.

(2)   If Tradition SEF determines in accordance with paragraph (b)(1) of this Rule that a disciplinary action will become effective prior to the expiration of fifteen (15) days after written notice thereof, it shall notify the Person disciplined in writing, either personally or other means of written telecommunication to the Person's last known address, stating the reasons for the determination. Tradition SEF shall also by means of written telecommunication immediately notify the Commission (Attention: Contracts Markets Section, Division of Market Oversight). Where notice is delivered by means of written telecommunication, the time within which the Person so notified may file a petition for stay pursuant to CFTC Regulation 9.24(a)(2) will be increased by one day.

(3)   (Upon any final disciplinary action in which Tradition SBSEF finds that one of its Participant has committed a rule violation that involved a transaction for a Customer, whether executed or not, and that resulted in financial harm to the Customer:

Tradition SBSEF shall promptly provide written notice of the disciplinary action to the Participant; and

The member that received such notice is required to promptly provide written notice of the disciplinary action to the Customer, as disclosed on the Participant's books and records including the principal facts of the disciplinary action and a statement that Tradition SBSEF has found that the Participant has committed a rule violation that involved a transaction for the Customer, whether executed or not, and that resulted in financial harm to the Customer.

CHAPTER 7
CLEARED SWAPS, UNCLEARED SWAPS AND PACKAGE TRANSACTIONS

RULE 701 Cleared Swaps

Subject to Rule 703, a Participant or Customer shall be eligible to Trade Cleared Swaps on the SEF only if the Participant or Customer (or their respective Affiliate) is a Clearing Firm of the appropriate Derivatives Clearing Organization or Clearing Agency where the Cleared Swap is designated for clearing or has a clearing account with a Clearing Firm who has undertaken to provide a guarantee to the Derivatives Clearing Organization or Clearing Agency to clear such Cleared Swap at the Derivatives Clearing Organization or Clearing Agency, following the Clearing Firm's acceptance of such Cleared Swap for clearing, within the limits set by the Clearing Firm, in each case executed on a Platform or pursuant to the Rules. A Clearing Firm may not refuse to accept a Cleared Swap for clearing that does not violate the limits set by the Clearing Firm. Participants and Customers are prohibited from requiring a Breakage Agreement from any other Participant or Customer as a condition of trading with that other Participant or Customer, including with respect to Package Transactions.

RULE 702 Clearing Services

(a)   The clearing services provided by a Derivatives Clearing Organization or Clearing Agency with respect to any Cleared Swap, and the rights and obligations of purchasers and sellers under Cleared Swaps (including rights and obligations in respect of clearing and settlement, variation payments and performance at maturity), will be governed by the rules of such Derivatives Clearing Organization or Clearing Agency.

(b)   Tradition SEF shall provide facilities to route each Cleared Swap to the Derivatives Clearing Organization or Clearing Agency identified by the parties to such Cleared Swap, but Tradition SEF shall be under no obligation to ensure that such Cleared Swap is accepted for clearing.

RULE 703 Cleared Swaps, Rejections and Errors

(a)   <u>Cleared Swaps Rejected by a Clearing House</u>.

(1) If Tradition SEF receives a rejection notice from a Clearing House that a Cleared Swap failed to clear, then the Cleared Swap shall be void ab initio and Tradition SEF shall notify the relevant Swap Data Repository that the Cleared Swap was canceled.

(2) Additionally, and only with respect to a Cleared Commodity Swap that is a component of a Package Transaction, if such Cleared Swap is rejected by a Derivatives Clearing Organization because of the sequencing of submissions to the Derivatives Clearing Organization of the components of the Package, then the rejected Cleared Commodity Swap component of the Package shall be void ab initio. In such case a new Cleared Commodity Swap component of the Package, with terms and conditions that match the terms of the original Cleared Commodity Swap, other than the time of execution, may be submitted for clearing without being executed in the Order Book, by RFQ or as a Block Trade provided:

(i)   this procedure may not be used for Cleared Commodity Swaps rejected pursuant to clause (a) above;

(ii)   both Clearing Firms agree to submit the new Cleared Commodity Swap;

(iii)   each Clearing Firm obtains the consent of its Customer, if any to submit the new Cleared Commodity Swap, and such consent must be sought on a case-by-case basis after the rejection of the original Cleared Commodity Swap;

(iv)   neither Clearing Firm may require a Customer to agree in advance to consent to the submission of a new Cleared Commodity Swap;

(v)   The new Cleared Commodity Swap must be submitted for clearing as quickly as technologically practicable after receipt by Tradition Commodity SEF or the Clearing Firm of a notice of rejection from clearing, but in any event, no later than 30 minutes (or 60 minutes in the case of the rejection of a Cleared Commodity Swap that is a component of a Package and such Cleared Swap was rejected because of the sequencing of submissions to the Derivatives Clearing Organization) from the issuance of the notice of rejection by the Derivatives Clearing Organization to the Clearing Firms or Tradition Commodity SEF;

(vi)   Both the original Commodity Swap and the new Cleared Commodity Swap are subject to pre-execution credit checks that comply with CFTC Regulation 1.73 and/or CFTC Regulation 23.609 and the CFTC Staff Guidance on Swaps Straight-Through Processing issued on September 26, 2013 (the "**CFTC Staff Guidance**");

(vii)   both the original Commodity Swap and the new Cleared Commodity Swap are processed in accordance with the time frames set forth in CFTC Regulations 1.74, 23.610, 39.12(b)(7) and the CFTC Staff Guidance;

(viii)   Tradition Commodity SEF reports the Cleared Swap Transaction data to the relevant SDR as soon as technologically practicable after the original Cleared Commodity Swap is rejected by the Derivatives Clearing Organization, and the parties to the Cleared Commodity Swap provide Tradition Commodity SEF with all of the information necessary for it to report the new Cleared Swap data and the cancellation of the original Cleared Commodity Swap; and

(ix)   If the new Commodity Swap is also rejected for clearing, it is void ab initio and the parties may not submit another new Cleared Commodity Swap again without executing such Cleared Commodity Swap in the Order Book, by RFQ or as a Block Trade.

(3)   For the avoidance of doubt, a Cleared Commodity Swap that is submitted for clearing and is the subject of a rejection notice from the applicable Derivatives Clearing Organization or Clearing Firm pursuant to this Rule will nonetheless otherwise be within the meaning of SEF Activity for purposes of the Rules.

(4)   If one or more Cleared Commodity Swap components of a Package Transaction is rejected for clearing pursuant to clauses (a) or (b) above and is void ab initio, then the non-Swap component(s) of such Package shall also be deemed void ab initio.

(b)   <u>Errors on Trades Intended to Be Cleared or That Have Been Accepted for Clearing.</u>

(1)   In reliance upon determinations made by Tradition SEF pursuant to Tradition SEF Error Policies set forth in Rules 538 and 539:

(i)   If Tradition SEF receives a rejection notice from a Clearing House because a swap intended to be cleared failed to clear due to an operational or clerical error or omission made by Tradition SEF, one of the counterparties or an agent of one of the counterparties that causes a Trade to be rejected from clearing at or near the time of a Transaction, then Tradition SEF shall enter into on behalf of the counterparties, or permit the original or intended counterparties to enter into, a new pre-arranged Transaction that corrects the errors in the original Transaction and reflects the terms to which the parties mutually assented to without that Trade having been executed pursuant to the methods set forth in Commission Regulations 37.9(a)(2) and 38.500 (with respect to Commodity Swaps) or Rule 815 of Regulation SE (with respect to SB Swaps) under the following conditions:

New transactions entered into to correct errors as a result of (i) above must be executed on Tradition SEF and submitted for clearing as quickly as technologically practicable after receipt of notice of the rejection by the Clearing House to Tradition SEF, but, in any event, no later than one hour from the issuance of the notice.

(ii)   Where a clerical or operational error or omission made by Tradition SEF, counterparty, or an agent of the counterparty is not identified until after the Trade has been cleared, Tradition SEF shall enter into on behalf of the counterparties, or permit the original or intended counterparties to enter into, a new pre-arranged Transaction that corrects the errors in the original Transaction and reflects the terms to which the parties mutually assented to without that Trade having been executed pursuant to the methods set forth in Commission Regulations 37.9(a)(2) and 38.500 (with respect to Commodity Swaps) or Rule 815 of Regulation SE (with respect to SB Swaps) under the following conditions:

New transactions entered into to correct errors as a result of (ii) above, the Trade to offset the erroneous swaps carried on the Clearing House's books and the new Transaction that corrects the errors in the original Transaction must be executed and submitted for clearing no later than three days after the erroneous Cleared Swap was executed.

(2)   If a new Transaction that corrects the errors in an original Transaction is also rejected for clearing, the new Transaction is void ab initio and the parties will not be provided a second opportunity to submit a new Trade.

(3)   If Tradition SEF is able to determine how to correct an error, it may execute the new trades without obtaining consent from the counterparties.

(4)   If Tradition SEF is unable to determine how to correct an error. It may either not fix the error, or it may seek guidance on how to address the error from the counterparties. Any such guidance may not be implemented without consent from both counterparties.

RULE 704 Credit Checks - Pre-Execution Credit Check

(a)   Prior to entering any Order for a Cleared Swap, each Participant that is acting for its own account shall ensure that it has sufficient credit with the Clearing Firm to which any resulting Swap will be submitted for clearing at the relevant Derivatives Clearing Organization. In the event that there is insufficient credit, the Participant may not enter such Order.

(b)   Prior to entering or permitting the entry of any Order for a Customer for a Cleared Swap, each Participant shall ensure that its Customer has sufficient credit with the Customer's Clearing Firm to which any resulting Swap will be submitted for clearing at the relevant Derivatives Clearing Organization. In the event that there is insufficient credit, the Participant may not enter or permit the entry of such Order.

(c)   Tradition SEF will take steps to facilitate pre-execution credit checks by Clearing Firms and will issue notices to Clearing Firms and Participants relating thereto. Consistent with and to the extent required by Federal Regulation, including CFTC Regulation 1.73, each Clearing Firm that is a Participant shall establish risk-based limits for its proprietary account. Each Clearing Firm, whether or not a Participant, shall establish risk-based limits for each Customer account. Except to the extent otherwise permitted by Federal Regulation:

(1)   such risk-based limits shall be based on position size, Order size, margin requirements, or similar factors;

(2)   a Clearing Firm shall use automated means to screen Orders that it has authorized a Participant to execute electronically; and

(3)   a Clearing Firm shall establish and maintain systems of risk controls reasonably designed to ensure compliance with such risk-based limits for all other Orders.

RULE 705 Cleared Swap Margin Requirements

For Cleared Swaps, Participants shall comply with all margin requirements established by each relevant Clearing House and by each relevant Clearing Firm, if applicable, as well as any margin requirements set forth by the Commission or other Applicable Law.

RULE 706 Uncleared Swaps

A) A Participant or Customer may enter into an Uncleared Swap with a counterparty only if such Participant or Customer and the counterparty have an Execution Agreement in place between them.

B) A Participant or Customer may enter into an Uncleared Swap with a Prime Broker counterparty only if such Participant or Customer, as applicable, and the Prime Broker counterparty have an Execution Agreement in place between them and the Prime Broker.

RULE 707 Package Transactions

(a) (1) For the purpose of Rule 707, a Participant may execute a Required Transaction that is a component of a Package Transaction through any method of execution offered by Tradition SEF or Tradition SBSEF, as applicable, as outlined in these Rules or a Platform Supplement.

(2) For purposes of this Rule 707, exceptions to required methods of execution for components of Package Transactions apply (i) with respect to components that are Commodity Swaps, to the extent set forth in CFTC Rule 37.9(d) and (ii) with respect to components that are SB Swaps, to the extent set forth in section 3C(h) of the SEA and/or SEC Rule 815(d).

(b) Package Transactions containing at least one Cleared Swap:

(1) Spread over Treasury Package Transactions: Counterparties entering into USD Interest Rate Swap Spread Over Trades on Tradition SEF must either be a Netting Member or Comparison-Only Member of the Fixed Income Clearing Corporation, a clearing agency registered with the Securities and Exchange Commission, or an Executing Firm (as defined in FICC rules) and have a relationship with a Submitting Member of FICC permitting the Treasury component of its Spread Over Trades to be submitted to FICC for Netting or Comparison under FICC rules.

(2) Cleared Swap versus Securities Package Transactions: Counterparties entering into Swap versus Securities Package Trades on Tradition SEF must either be a Member of the relevant Clearing Organization for the Securities leg of the Swap versus Securities Package Transaction or have a relationship with a Clearing Firm that has the ability to clear and settle the Securities component of its Swap versus Securities Package Transaction with the appropriate Clearing Organization for the Securities component of its Swap versus Securities Package Trades.

(3)   Cleared Swap versus Futures Package Transactions: Counterparties entering into Swap versus Futures Package Trades on Tradition SEF must either be a Member of the relevant Designated Clearing Organization for the Futures component of the Swap versus Securities Package Transaction, or have a relationship with a Designated Clearing Firm that has the ability to clear and settle the Futures component of its Swap versus Futures Package Transaction with the appropriate Clearing House for the Futures component of its Swap versus Futures Package Trades.

(4)   Cleared Swap versus Non-Cleared Swap Package Transactions: Counterparties entering into Swap versus Non-Cleared Swap Trades on Tradition SEF must have an ISDA or other Execution Agreement in place with the counterparty to the non-cleared component of the Cleared Swap versus Non-Cleared Swap Package Transaction enabling them to bilaterally settle the non-Cleared component of Cleared Swap versus non-Cleared Package Transaction.

(c) Non-Cleared Swap Package Transactions:

Non-Cleared Swap versus Non-Cleared Swap Package Transactions: Counterparties entering into Non-Cleared Swap versus Non-Cleared Swap Trades on Tradition SEF must have an ISDA or other Execution Agreement in place with the counterparty to all Non-Cleared components of the Non-Cleared Swap versus Non-Cleared Swap Package Transaction enabling them to bilaterally settle the Non-Cleared Swap Package Transaction.

RULE 708 Exceptions and Exemptions to Clearing Requirement

(a) Tradition Commodity SEF shall report to the SDR the required counterparty election of the end-user exception to the clearing requirement or the inter-affiliate exemption, as applicable, under section 2(h)(7)(A) of the Act.

1. Participants and Customers shall provide Tradition Commodity SEF with the information required for Tradition Commodity SEF to report on the Participant's or Customer's behalf, or cause to be provided, to a SDR the information as set forth in CFTC Regulation 50.50(b)(1)-(3) regarding electing the end-user exception from clearing.

2. Participants and Customers shall provide Tradition Commodity SEF with the information required for Tradition Commodity SEF to report on the Participant's or Customer's behalf, or cause to be provided, to a SDR the information as set forth in CFTC Regulation 50.52(c)(1)-(3) regarding electing the inter-affiliate exemption.

Tradition Commodity SEF shall provide or cause to be provided to a SDR the required counterparty election of the end-user exception or inter-affiliate exemption, as applicable, and the information as set forth in Parts 43 and 45 of CFTC Regulations.

CHAPTER 8
MISCELLANEOUS

RULE 801 Gifts and Gratuities

Except as permitted in writing by the Chief Compliance Officer, no Participant shall, directly or indirectly, give or permit to be given anything of value, including gifts and gratuities, in excess of one hundred dollars ($100) per individual per year to a SEF Official.

RULE 802 Market Data

(a)   Subject to each market participant's rights with respect to its own data, Tradition SEF shall own all rights, title and interest, database rights and trade secret rights in and to all trade data and related information submitted in connection with trading on the facility and which is not collected or received for the purpose of fulfilling regulatory obligations of Tradition SEF. Tradition SEF has the exclusive right to use, distribute, sub-license, disclose and sell anonymized trade data and derivative works in any manner, media and jurisdiction. Market participants shall not redistribute trade data or derivative works based thereon unless licensed to do so by Tradition SEF. The restriction on redistribution shall not apply to a market participant's own data.

(b)   Regulatory Data shall not be disclosed publicly other than on an aggregated or anonymized basis, or in a manner that does not directly or indirectly identify any market participant who has submitted such data. Regulatory Data may not be used by Tradition SEF for business and marketing purposes, unless the market participant has clearly consented to the use of such data in such manner. Access to Tradition SEF shall not be conditioned upon a market participant's consent to the use of Regulatory Data for business or marketing purposes. Nothing in this Rule shall preclude Tradition SEF from disclosing Regulatory Data:

> (1)   as required by Applicable Law or legal process;

> (2)   permitted by Federal Regulation;

> (3)   to any committee, officer, employee or agent of Tradition SEF authorized to receive such information within the scope of its or his/her duties;

> (4)   to any third-party performing a Regulatory or operational based service for Tradition SEF, provided that such party has executed a confidentiality and non-disclosure agreement in a form approved by Tradition SEF;

> (5)   to any duly authorized representative of the CFTC or SEC lawfully requesting the same;

> (6)   as Tradition SEF may deem necessary or appropriate in connection with any litigation affecting it;

> (7)   in a manner in which a market participant consents to such disclosure;

> (8)   pursuant to the terms of an information-sharing agreement; or

> (9)   to any other Person, if, and to the extent that the Board, from time to time, may deem appropriate.

RULE 803 Extension or Waiver of Rules

If necessary and expedient, Tradition SEF may, in its sole discretion, waive, or extend the time period for performing, any act or acts designated by the Rules, but only to the extent such waiver or extension is not inconsistent with Applicable Law.

RULE 804 Effect of Amendment, Repeal or New Rule

Tradition SEF may, in compliance with (i) CFTC Regulation 37.4 and Part 40 of CFTC Regulations and these Rules with respect to Tradition Commodity SEF and (ii) Rule 806 or 807 of Regulation SE with respect to Tradition SBSEF, amend or repeal any Rule and/or adopt new Rules. Any such amendment or repeal of a Rule or adoption of a new Rule, shall, upon the effective date of such amendment, repeal or adoption, as applicable, be binding on all Persons subject to the jurisdiction of Tradition SEF (regardless of when any such Person became subject to Tradition SEF's jurisdiction).

RULE 805 Signatures

Rather than rely on an original signature, Tradition SEF may elect to rely on a signature that is transmitted, recorded or stored by any electronic, optical or similar means (including but not limited to facsimile, imaging, photocopying, email, or electronic data interchange) as if it were (and the signature shall be considered and have the same effect as) a valid and binding original.

RULE 806 Governing Law

The law of the New York governs the Rules regardless of the laws that would otherwise apply under applicable choice-of-law principles.

RULE 807 Dispute Resolution

(a) Except as set forth in paragraphs (b) and (c), any dispute between and among Participants and Customers, and their respective Authorized Traders, Authorized Brokers and Authorized Agents, that relates to or arises out of any Swap on a Platform or subject to the Rules, shall be brought in the State or Federal courts located in the Borough of Manhattan in the City of New York, and each such Person expressly consents to the jurisdiction of such court, waives any objection to venue therein, and waives any right it may have to a trial by jury.

(b) Notwithstanding paragraph (a), if the parties to the dispute are members or associates of NFA, the dispute shall be resolved in NFA Member Arbitration Program and conducted pursuant to the Rules and the rules of the National Futures Association Arbitration Program.

(c) Notwithstanding paragraphs (a) and (b), if the parties to the dispute have separately agreed to another forum, the dispute shall be resolved in such forum.

RULE 808 Disputes with Tradition SEF

Any dispute between Tradition SEF (including any SEF Official) and any Participants and Customers, and their respective Authorized Traders, Authorized Brokers and Authorized Agents, or any ISV or Clearing Firm that relates to or arises out of Tradition SEF's operation of any Platform, any Swap on a Platform or subject to the Rules, or the Rules, shall be brought in the State or Federal courts located in the Borough of Manhattan in the City of New York, and each such Person expressly consents to the jurisdiction of such court, waives any objection to venue therein, and waives any right it may have to a trial by jury. In the event that a claimant brings a claim against Tradition SEF or any SEF Official, fails to prevail in a dispute against the Tradition SEF (or any SEF Official), such claimant shall pay to Tradition SEF all expenses, including reasonable attorneys' fees, incurred by Tradition SEF in the defense of such proceeding.

CHAPTER 9
PRODUCT SPECIFICATIONS AND LISTINGS

RULE 901 Product Specifications

(a)   Tradition SEF will permit trading in products that will be offered for trading by Tradition SEF and (1) submitted to the CFTC and certified or approved pursuant to Part 40 of CFTC Regulations with respect to Tradition Commodity SEF or (2) submitted to the SEC pursuant to Rules 804 or 805 of SEC Regulation SE, as applicable. The contract specifications for all such Swaps shall be incorporated into these Rules as Appendices and published on the Tradition SEF's website.

(b)   Participants may propose to Tradition SEF the listing of a Swap by submitting a proposed product specification to Tradition SEF's Compliance Department.

RULE 902 Swaps Not Readily Susceptible to Manipulation

Tradition SEF will permit trading only in Swaps that are not readily susceptible to manipulation and will submit supporting information as set forth in Appendix C to Part 38 of CFTC Regulations, as may be amended from time to time, or other Federal Regulation, when it submits its contracts for approval or certification pursuant Part 40 of CFTC Regulations or Rules 804 or 805 of Regulation SE, as applicable.

In the event that underlying index information becomes unavailable or is delayed, Tradition SEF will rely on fallback and disruption language as well as protocols contained in documents incorporated into the Swap by reference, such as ISDA or similar generally recognized documents for Swaps that utilize such indexes for pricing or for settlement.

Appendix A

U.S. Dollar Interest Rate Swap Product Listing

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Appendix B

Credit Product Listing

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Appendix C

Foreign Currency Product Listing

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Appendix D

Equities Product Listing

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Appendix E

Commodities Product Listing

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Appendix F

Security Based Swaps Product Listing

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Tradition SEF Platform Supplement 1

"Trad-X" Interest Rates Trading Platform

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Tradition SEF Platform Supplement 2

StreamGlobal Platform Supplement

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Tradition SEF Platform Supplement 3

Tradition SB SEF is not currently available for direct access.

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